As filed with the Securities and Exchange Commission on June 27, 2006
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

UNIVERSAL COMPRESSION PARTNERS, L.P.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	4922	22-3935108
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
4444 Brittmoore Road, Houston, Texas
77041-8004
(713) 335-7000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)
Ernie L. Danner
4444 Brittmoore Road, Houston, Texas
77041-8004
(713) 335-7000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

David P. Oelman Douglas E. McWilliams Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2300 Houston, Texas 77002 (713) 758-2222	Joshua Davidson Felix P. Phillips Baker Botts L.L.P. 910 Louisiana Street Houston, Texas 77002 (713) 229-1234

          Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

          If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
          If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
          If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
CALCULATION OF REGISTRATION FEE

Title of Each Class of	Proposed Maximum
Securities to be Registered	Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common units representing limited partner interests	$132,825,000	$14,213

(1)	Includes common units issuable upon exercise of the underwriters’ overallotment option.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933.
          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated June 27, 2006
PROSPECTUS
5,500,000 Common Units
Representing Limited Partner Interests

          Universal Compression Partners, L.P. is a limited partnership recently formed by Universal Compression Holdings, Inc. This is the initial public offering of our common units. We expect the initial public offering price to be between $        and $         per unit. We intend to apply to have our common units quoted on the NASDAQ National Market under the symbol “UCLP.”
          Investing in our common units involves risks that are described in the “Risk Factors” section beginning on page 20 of this prospectus.
          These risks include the following:

•	We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner, to enable us to make cash distributions to holders of our common units and subordinated units at the initial distribution rate under our cash distribution policy.

•	We depend on domestic demand for and production of natural gas, and a reduction in this demand or production could adversely affect the demand or the prices we charge for our services, which could cause our revenue and cash available for distribution to decrease.

•	We have nine customers. The loss of any of these customers would result in a decline in our revenue and cash available to pay distributions.

•	We have agreed not to compete with Universal Compression Holdings with respect to its domestic contract compression services customers not part of the business contributed to us in connection with the closing of this offering, which limits our ability to grow.

•	Universal Compression Holdings will retain most of its domestic contract compression business at the closing of this offering, which it will not be obligated to contribute to us and which it will continue to operate and may expand.

•	There is substantial competition for the purchase of compression equipment and we may be unable to purchase such equipment timely, if at all, from Universal Compression Holdings or others.

•	Universal Compression Holdings controls our general partner, which has sole responsibility for conducting our business and managing our operations. Universal Compression Holdings has conflicts of interest, which may permit it to favor its own interests to your detriment.

•	Holders of our common units have limited voting rights and are not entitled to elect our general partner or its general partner’s directors.

•	You will experience immediate and substantial dilution of $17.44 in tangible net book value per common unit.

•	You may be required to pay taxes on income from us even if you do not receive any cash distributions from us.

	Per Common Unit	Total

Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to Universal Compression Partners, L.P.	$	$

(1)	Excludes structuring fee of $ payable to Merrill Lynch & Co.
          The underwriters also may purchase up to an additional 825,000 common units from us at the public offering price, less the underwriting discount, within 30 days from the date of the prospectus to cover overallotments.
          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
          The common units will be ready for delivery on or about                  , 2006.

Merrill Lynch & Co.	Lehman Brothers

The date of this prospectus is                   , 2006.

[Graphic to come]

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Appendix A — Form of First Amended and Restated Agreement of Limited Partnership of Universal Compression Partners, L.P.	A-1
Appendix B — Glossary of Terms	B-1
Certificate of Limited Partnership
Certificate of Partnership
Certificate of Formation
Consent of Deloitte and Touche L.L.P.

          You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.
          Until                     (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

SUMMARY
          This summary provides a brief overview of information contained elsewhere in this prospectus. Because it is abbreviated, this summary does not contain all of the information that you should consider before investing in the common units. You should read the entire prospectus carefully, including the historical and pro forma financial statements and the notes to those financial statements. The information presented in this prospectus assumes (i) an initial public offering price of $20.00 per common unit and (ii) the underwriters’ overallotment option is not exercised. You should read “Risk Factors” for more information about important risks that you should consider carefully before buying our common units. We include a glossary of some of the terms used in this prospectus as Appendix B.
          References in this prospectus to “Universal Compression Partners,” “we,” “our,” “us” or like terms, when used in a historical context, refer to the portion of the Domestic Contract Compression Segment of Universal Compression Holdings, Inc. and its subsidiaries that is being contributed to Universal Compression Partners, L.P. and its subsidiaries in connection with this offering. When used in the present tense or prospectively, those terms refer to Universal Compression Partners, L.P. and its subsidiaries. We at times refer to the Domestic Contract Compression Segment of Universal Compression Holdings, Inc. as “Universal Compression Partners Predecessor” or “our Predecessor.” References in this prospectus to “our general partner” refer to UCO General Partner, LP and references to “our general partner’s general partner” refer to UCO GP, LLC. Please read “Summary — Formation Transactions and Partnership Structure.” References in this prospectus to “Universal Compression Holdings” refer to Universal Compression Holdings, Inc.
Universal Compression Partners, L.P.
Overview
          We are a Delaware limited partnership recently formed by Universal Compression Holdings, NYSE: “UCO,” to provide natural gas contract compression services to customers throughout the United States. Natural gas compression, a mechanical process whereby a volume of natural gas at an existing pressure is increased to a desired higher pressure for transportation from one point to another, is essential to the transportation and production of natural gas. Our contract compression services include designing, sourcing, owning, installing, operating, servicing, repairing and maintaining equipment to provide compression to our customers. We also monitor our customers’ compression services requirements over time and, as necessary, modify the level of services and related equipment we employ to address changing operating conditions. Following this offering, we will serve our customers’ compression needs with a fleet of approximately 850 compressor units, comprising approximately 330,000 horsepower, or approximately 17% (by available horsepower) of Universal Compression Holdings’ domestic contract compression business.
          We believe that our customers, by outsourcing their compression requirements, can increase their revenue by transporting or producing a higher volume of natural gas through decreased compression downtime and reduce their operating, maintenance and equipment costs by allowing us to efficiently manage their changing compression needs. Additionally, by reducing our customers’ compression equipment and maintenance capital requirements, we provide our customers with the flexibility to deploy their capital on projects more directly related to their primary business.
          We and our customers typically contract for our services on an application specific, or site-by-site, basis. While our contracts typically have minimum terms of six months, they have generally run for an average term of three years. We charge a fixed monthly fee for our compression services. Our customers generally are required to pay our monthly fee even during periods of limited or disrupted natural gas flows, which enhances the stability and predictability of our cash flows.
          Demand for our compression services is linked more directly to natural gas consumption and production than to exploration activities, which limits our overall exposure to commodity price risk. Because we do not take title to the natural gas we compress, and because the natural gas we use as fuel for our compressors is supplied by our customers, our direct exposure to commodity price risk is further reduced.
          Universal Compression Holdings has the second largest fleet of compressors in the world, with approximately 7,100 compressor units (including those to be contributed to us) comprising approximately 2.6 million horsepower worldwide as of March 31, 2006. Universal Compression Holdings provides a full range of contract compression, sales, operations, maintenance and fabrication services to the domestic and international natural gas industry. Since its initial public offering in 2000, Universal Compression Holdings’ management team has grown domestic operating horsepower from approximately 480,000 to approximately 1.8 million as of March 31, 2006. Universal Compression Holdings will support our operations by providing us with all operational and administrative support necessary to conduct our business and meet the full service needs of our customers. Universal Compression Holdings intends for us to be the primary vehicle for the growth of its domestic contract compression business and intends to offer us the opportunity to purchase the remainder of that business over time, but is not obligated to do so.
          The following table sets forth certain information regarding our compressor fleet and the domestic compressor fleet of Universal Compression Holdings as of March 31, 2006 (giving effect to the completion of this offering):

		Domestic Compressor Fleet of
	Our Fleet	Universal Compression Holdings

Number of units	857	5,500
Total horsepower	331,191	1,637,290
          Universal Compression Holdings recently began providing its domestic contract compression services to certain customers under a new form of agreement, which was adopted in an effort to ensure that Universal Compression Holdings provides contract compression services to customers rather than leases them equipment. The economics of the new form of agreement are substantially the same as the prior form of agreement. Initially, we will only provide compression services to customers under the new form of agreement. As of May 31, 2006, Universal Compression Holdings had entered into agreements under the new form with 11 additional domestic customers that are not being contributed to us at the closing of this offering, comprising an additional 11.9% (by available horsepower) of its domestic contract compression services business prior to this offering.
          For the nine months ended December 31, 2005 and the three months ended March 31, 2006, the business to be contributed to us in connection with this offering generated pro forma net income of approximately $7.8 million and $4.2 million, respectively, and pro forma EBITDA of $21.5 million and $9.0 million, respectively. Please read “— Non-GAAP Financial Measures” for an explanation of EBITDA and a reconciliation of EBITDA to its most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles, or GAAP.
Natural Gas Compression Fundamentals
          Natural gas compression involves increasing the pressure of natural gas for its delivery from one point to another and is typically required several times during the natural gas production and transportation cycle. Wellhead compression is required for gas to flow into a pipeline when the natural reservoir pressure of the well declines below the line pressure of the gathering or pipeline system used to transport the gas. Compression is applied in gathering and distribution systems and along intrastate and interstate pipelines to boost pressure levels to allow substantial volumes of natural gas to be transported over long distances. Compression is also used to increase the pressure of natural gas to the levels required in processing facilities and to inject natural gas into and withdraw it from storage facilities.

          We believe the domestic natural gas compression services industry has significant growth potential due to the following factors:

•	natural gas consumption in the United States has increased by approximately 1.1% per annum since 1990 and is expected to increase by 0.7% per annum until 2030 according to the Energy Information Administration;

•	the aging of producing natural gas fields in the United States will require more compression to continue producing the same volume of natural gas;

•	natural gas production from unconventional sources, including tight sands, shales and coalbeds, is expected to continue to increase at higher rates than conventional natural gas production, according to the Energy Information Administration, and production from these unconventional sources requires significantly more compression than generally has been required for conventional sources; and

•	natural gas producers, transporters and processors have continued to outsource their natural gas compression requirements to compression services providers to reduce overall compression costs, improve run-time performance, reduce capital expenditures and better meet changing compression needs.
Business Strategies
          Our primary business objectives are to generate stable cash flows sufficient to make quarterly cash distributions to our unitholders and to increase quarterly cash distributions per unit over time by executing the following strategies:

•	Increase our cash flows by leveraging our relationship with Universal Compression Holdings. Our relationship with Universal Compression Holdings should provide us numerous revenue and cost advantages, including the ability to access new and idle compression equipment, deploy that equipment in most of the major natural gas producing regions in the United States and provide maintenance and operational support on a more cost effective basis than we could without that relationship.

•	Build our business organically by capitalizing on the positive long-term fundamentals for the domestic natural gas compression industry. We believe our ability to provide high-quality services, our strong customer relationships and our large compressor fleet will enable us to capitalize on what we believe are positive fundamentals for the domestic natural gas compression industry, including increasing unconventional gas production, which typically requires significantly more compression than conventional production, and the continued outsourcing of compression services.

•	Grow our business through accretive acquisitions. We plan to grow through accretive acquisitions of businesses or assets from Universal Compression Holdings, third-party compression providers and natural gas transporters or producers. In connection with the closing of this offering, Universal Compression Holdings will contribute to us approximately 17% (by available horsepower) of its domestic contract compression services business and intends to offer to us the remaining 83% of that business for purchase over time. We also believe there will be a number of opportunities to pursue accretive acquisitions of third-party compression services providers as well as opportunities to acquire compression equipment from natural gas transporters or producers and in turn offer them contract compression services as a cost-effective alternative. We believe that our publicly traded limited partnership structure will give us additional financing options and an attractive currency to pursue such acquisitions.

Competitive Strengths
          We believe that we are well positioned to execute our primary business objectives and strategies successfully because of the following competitive strengths:

•	Our relationship with Universal Compression Holdings. Our relationship with Universal Compression Holdings and our access to its personnel, fabrication operations, logistical capabilities, geographic scope and operational efficiencies should allow us to provide high-quality services while maintaining lower operating costs than we could otherwise achieve. This relationship should also provide us an advantage in pursuing compression opportunities throughout the United States. In addition, immediately following the completion of this offering, Universal Compression Holdings will own approximately 1.6 million horsepower of compression in its domestic contract compression business. We believe we will benefit from Universal Compression Holdings’ intention to offer us the opportunity to purchase the rest of that business over time.

•	Stable and growing fee-based cash flows. We charge a fixed monthly fee for our compression services that our customers are generally required to pay regardless of the volume of natural gas we compress in that month. We believe this fee structure reduces volatility and enhances our ability to generate relatively stable, predictable cash flows. Universal Compression Holdings’ management team has been successful in increasing domestic contract compression EBITDA from $151.9 million to $188.3 million, or 24.0%, and net income from $92.8 million to $116.9 million, or 25.9%, from the twelve-month period ended March 31, 2004 to the twelve-month period ended March 31, 2006.

•	Large fleet in many major producing regions. Our large fleet and numerous operating locations throughout the United States, combined with our ability, as a result of our relationship with Universal Compression Holdings, to efficiently move equipment among producing regions, means that we are not dependent on production activity in any particular region. We provide compression services in some of the fastest growing natural gas producing regions in the United States, including the Barnett Shale and Rocky Mountains, which we believe will allow us to generate organic growth in our business. The size and scope of our operations and our relationship with Universal Compression Holdings provide us significant competitive advantages, as it is difficult to timely or cost-effectively recreate the breadth, depth or quality of our service offerings or compressor fleet, particularly in light of the current lack of substantial additional compression equipment available for purchase from manufacturers.

•	Strong customer relationships. Universal Compression Holdings has developed strong customer relationships by providing high-quality services. Universal Compression Holdings will contribute to us certain of these customer relationships, including those with growing customers such as Dominion Exploration and Production, Inc. and Samson Investment Company. Customers who have continuous relationships of at least five years with Universal Compression Holdings represented in excess of 75% of our pro forma revenue for the three months ended March 31, 2006. These relationships and high-quality services provide a firm platform for our continued organic growth as we seek to meet our customers’ increasing compression needs.

•	Strong management team with a history of substantial growth. Our management team and the board of directors of our general partner include senior officers from Universal Compression Holdings who have over 80 combined years of experience in the compression services business. From Universal Compression Holdings’ initial public offering in 2000 through March 31, 2006, this management team has grown Universal Compression Holdings’ total compressor fleet by approximately 1.9 million horsepower, or 304%. A significant portion of this growth was organic and driven by Universal Compression Holdings’ reputation as a reliable, cost-effective operator. In addition to generating such organic growth, our management team completed five acquisitions of contract compression services businesses during this period that added approximately 1.3 million horsepower to Universal Compression Holdings’ fleet.
Our Relationship with Universal Compression Holdings
          One of our principal attributes is our relationship with Universal Compression Holdings, a leading natural gas compression services company that provides a full range of contract compression, sales, operations, maintenance and fabrication services to the domestic and international natural gas industry. Universal Compression Holdings has a long history of successfully achieving organic growth and consummating and integrating acquisitions, and intends to use us as its primary growth vehicle for its domestic contract compression services business. We believe our relationship with Universal Compression Holdings will provide us access to a significant pool of management talent and strong commercial relationships throughout the energy industry. In addition, we anticipate that our relationship with Universal Compression Holdings will also provide us with the following benefits:

•	Universal Compression Holdings intends, but is not obligated, to offer us over time the opportunity to purchase the remainder of its domestic contract compression business;

•	Universal Compression Holdings intends, but is not obligated, to offer us the opportunity to purchase newly fabricated compression equipment; and

•	We and Universal Compression Holdings intend to manage our respective domestic compression fleets as one pool of compression equipment from which we can readily fulfill our respective customers’ needs. This compression fleet management may include the transfer of idle compression equipment to or from us.
          Please read “Certain Relationships and Related Party Transactions — Omnibus Agreement.”
          UCO General Partner, LP, our general partner, is an indirect, wholly-owned subsidiary of Universal Compression Holdings and has sole responsibility for conducting our business and for managing our operations. Because our general partner is a limited partnership, its general partner, UCO GP, LLC, will conduct our business and operations, and the board of directors and officers of UCO GP, LLC will make decisions on our behalf. All of those directors will be elected by Universal Compression Holdings. For more information about these individuals, please read “Management of Universal Compression Partners, L.P. — Directors and Executive Officers.”
          Following this offering, Universal Compression Holdings will have a significant economic interest in the success of our partnership through its ownership of a 55.4% limited partner interest, all of our 2% general partner interest and our incentive distribution rights. Universal Compression Holdings has been in the natural gas compression business for more than 50 years and trades on the NYSE under the symbol “UCO.” Our relationship with Universal Compression Holdings will create several potential conflicts of interest. Please read “— Summary of Conflicts of Interest and Fiduciary Duties” for a description of these potential conflicts.
Summary of Risk Factors
          An investment in our common units involves risks associated with our business, regulatory and legal matters, our limited partnership structure and the tax characteristics of our common units. The following list of risk factors is not exhaustive. Please read carefully these and other risks described under “Risk Factors.”

Risks Related to Our Business

•	We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner, to enable us to make cash distributions to holders of our common units and subordinated units at the initial distribution rate under our cash distribution policy.

•	On a pro forma basis we would not have had sufficient cash available for distribution to pay the full minimum quarterly distribution on all units for the twelve months ended March 31, 2006.

•	We depend on domestic demand for and production of natural gas, and a reduction in this demand or production could adversely affect the demand or the prices we charge for our services, which could cause our revenue and cash available for distribution to decrease.

•	The assumptions underlying our estimate of cash available for distribution we include in “Our Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those estimated.

•	We have nine customers. The loss of any of these customers would result in a decline in our revenue and cash available to pay distributions.

•	We have agreed not to compete with Universal Compression Holdings with respect to its domestic contract compression services customers not part of the business contributed to us in connection with the closing of this offering, which limits our ability to grow.

•	We face significant competition that may cause us to lose market share and harm our financial performance.

•	We may not be able to grow or effectively manage our growth.

•	If we do not make acquisitions on economically acceptable terms, our future growth will be limited.

•	Universal Compression Holdings will retain most of its domestic contract compression business at the closing of this offering, which it will not be obligated to contribute to us and which it will continue to operate and may expand.

•	Substantially all of our contracts with our customers are cancellable on short notice.

•	Our ability to manage and grow our business effectively may be adversely affected if Universal Compression Holdings loses management or operational personnel.

•	There is substantial competition for the purchase of compression equipment and we may be unable to purchase such equipment timely, if at all, from Universal Compression Holdings or others.

•	We depend heavily on Universal Compression Holdings and its subsidiaries in operating our business.

•	We will require a substantial amount of capital to expand our compressor fleet.

•	We indirectly depend on particular suppliers and are vulnerable to product shortages and price increases.

•	The amount of cash we have available for distribution to holders of our common units and subordinated units depends primarily on our cash flow and not solely on profitability.

Risks Inherent in an Investment in Us

•	Universal Compression Holdings controls our general partner, which has sole responsibility for conducting our business and managing our operations. Universal Compression Holdings has conflicts of interest, which may permit it to favor its own interests to your detriment.

•	Cost reimbursements due to our general partner and its affiliates for services provided, which will be determined by our general partner, will be substantial and will reduce our cash available for distribution to you.

•	Our partnership agreement limits our general partner’s fiduciary duties to holders of our common units and subordinated units and restricts the remedies available to holders of our common units and subordinated units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

•	Holders of our common units have limited voting rights and are not entitled to elect our general partner or its general partner’s directors.

•	Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.

•	Control of our general partner may be transferred to a third party without unitholder consent.

•	You will experience immediate and substantial dilution of $17.44 in tangible net book value per common unit.

•	We may issue additional units without your approval, which would dilute your existing ownership interests.

Tax Risks to Common Unitholders

•	Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service (“IRS”) treats us as a corporation or we become subject to a material amount of entity-level taxation for state tax purposes, it would substantially reduce the amount of cash available for distribution to our unitholders.

•	An IRS contest of the federal income tax positions we take may adversely affect the market for our common units, and the cost of any IRS contest will reduce our cash available for distribution to our unitholders.

•	You may be required to pay taxes on income from us even if you do not receive any cash distributions from us.

•	Tax gain or loss on disposition of common units could be more or less than expected.

•	Tax-exempt entities and foreign persons face unique tax issues from owning common units that may result in adverse tax consequences to them.

•	We will treat each purchaser of our common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

•	Unitholders may be subject to state and local taxes and return filing requirements.

•	The sale or exchange of 50% or more of our capital and profits interests within a twelve-month period will result in the termination of our partnership for federal income tax purposes.

Formation Transactions and Partnership Structure
General
          At the closing of this offering the following transactions will occur:

•	Universal Compression Holdings or its subsidiaries will contribute a portion of its domestic contract compression business to us or our subsidiaries;

•	we will issue to Universal Compression Holdings or its subsidiaries 825,000 common units and 6,325,000 subordinated units, representing a 55.4% limited partner interest in us;

•	we will issue to UCO General Partner, LP, an indirect wholly-owned subsidiary of Universal Compression Holdings, a 2% general partner interest in us and all of our incentive distribution rights, which will entitle our general partner to increasing percentages of the cash we distribute in excess of $0.4025 per unit per quarter;

•	we will assume $223.2 million of debt from Universal Compression Holdings;

•	we expect to enter into up to a $225 million credit facility, consisting of a $125 million term loan facility and up to a $100 million revolving credit facility, and at the closing of the offering we expect to borrow $125 million under the term loan facility;

•	we will enter into an omnibus agreement with Universal Compression Holdings and our general partner which will address, among other things:

•	when we and Universal Compression Holdings may compete with each other;

•	Universal Compression Holdings’ agreement to provide us all operational staff, corporate staff and support services necessary to run our business;

•	the terms on which Universal Compression Holdings may sell to us newly fabricated or idle compression equipment;

•	the terms on which Universal Compression Holdings may purchase idle compression equipment from us;

•	the terms on which Universal Compression Holdings may transfer to and receive from us idle compression equipment; and

•	we will issue 5,500,000 common units to the public in this offering, representing a 42.6% limited partner interest in us, and will use the proceeds as described in “Use of Proceeds.”
          As is common with publicly traded limited partnerships and in order to maximize operational flexibility, we will conduct our operations through subsidiaries. We will have one direct subsidiary initially, Universal Compression Operating, L.P., a limited partnership that will conduct business through itself and its subsidiaries.
          The diagram on the following page depicts our organization and ownership after giving effect to the offering and the related formation transactions.

Organizational Structure After the Transactions
Ownership of Universal Compression Partners, L.P.(1)

Public Common Units	42.6%
Universal Compression Holdings and Subsidiaries Common and Subordinated Units	55.4%
General Partner Units	2.0%

Total	100.0%

(1)	Assuming no exercise of the underwriters’ overallotment option.

Management of Universal Compression Partners, L.P.
          Our general partner, UCO General Partner, LP, will manage our operations and activities. Our general partner will not receive any management fee or other compensation in connection with the management of our business or this offering, but it will be entitled to reimbursement of all direct and indirect expenses incurred on our behalf. Our general partner will also be entitled to distributions on its general partner interest and, if specified requirements are met, on its incentive distribution rights. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions” and “Certain Relationships and Related Party Transactions.” Unlike shareholders in a publicly traded corporation, our unitholders will not be entitled to elect our general partner, our general partner’s general partner or its directors.
Principal Executive Offices and Internet Address
          Our principal executive offices are located at 4444 Brittmoore Road, Houston, Texas 77041 and our telephone number is 713-335-7000. Our website is located at www.          .com. We expect to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission, which we refer to as the SEC, available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.
Summary of Conflicts of Interest and Fiduciary Duties
          General. UCO General Partner, LP, our general partner, has a legal duty to manage us in a manner beneficial to holders of our common units and subordinated units. This legal duty originates in statutes and judicial decisions and is commonly referred to as a “fiduciary duty.” However, because our general partner and its general partner, UCO GP, LLC, are indirectly wholly owned by Universal Compression Holdings, the officers and directors of our general partner’s general partner also have fiduciary duties to manage our general partner in a manner beneficial to Universal Compression Holdings. As a result of this relationship, conflicts of interest may arise in the future between us and holders of our common units and subordinated units, on the one hand, and our general partner and its affiliates, including Universal Compression Holdings, on the other hand. For example, our general partner will be entitled to make determinations that affect our ability to make cash distributions, including determinations related to:

•	the manner in which our business is operated, including our access to compression equipment;

•	the amount of our borrowings;

•	the amount, nature and timing of our capital expenditures;

•	our issuance of additional units;

•	asset purchases, transfers and sales and other acquisitions and dispositions; and

•	the amount of cash reserves necessary or appropriate to satisfy general, administrative and other expenses and debt service requirements, and otherwise provide for the proper conduct of our business.
          These determinations will have an effect on the amount of cash distributions we make to the holders of common units which in turn has an effect on whether our general partner receives incentive cash distributions.
          Conflicts of Interest. Our relationship with Universal Compression Holdings will create several potential conflicts of interest. In connection with the completion of this offering, Universal Compression Holdings will agree not to provide contract compression services to our customers generally for a period of three years. However, this agreement will not restrict Universal Compression Holdings from fabricating compression equipment, selling compression equipment or operating, maintaining, repairing or overhauling compression equipment owned by our customers. Additionally, following the completion of this offering, Universal Compression Holdings will continue to provide contract compression services to its customers not comprising a part of the business to be contributed to us. We have also agreed not to provide contract compression services to any of the domestic compression services customers that Universal Compression Holdings will retain following this offering. We have entered into arrangements with Universal Compression Holdings relating to the terms on which Universal Compression Holdings may sell to us newly fabricated or idle compression equipment, the terms on which Universal Compression Holdings may transfer to and receive from us idle compression equipment, the terms on which Universal Compression Holdings may purchase idle compression equipment from us, Universal Compression Holdings’ provision of all services required to operate our business and other matters. Universal Compression Holdings is under no obligation to sell to us newly fabricated compression equipment, transfer idle equipment to us or accept transfers of idle equipment from us. We are under no obligation to purchase compression equipment from Universal Compression Holdings.
          Partnership Agreement Modifications to Fiduciary Duties. Our partnership agreement limits the liability and reduces the fiduciary duties of our general partner to holders of our common units and subordinated units. Our partnership agreement also restricts the remedies available to holders of our common units and subordinated units for actions that might otherwise constitute a breach of our general partner’s fiduciary duties owed to holders of our common units and subordinated units. By purchasing a common unit, the purchaser agrees to be bound by the terms of our partnership agreement and, pursuant to the terms of our partnership agreement, each holder of common units consents to various actions contemplated in the partnership agreement and conflicts of interest that might otherwise be considered a breach of fiduciary or other duties under applicable state law.
          For a more detailed description of the conflicts of interest that may affect us and the fiduciary duties of our general partner, please read “Management of Universal Compression Partners, L.P. — Directors and Executive Officers,” “Certain Relationships and Related Party Transactions” and “Conflicts of Interest and Fiduciary Duties.”

The Offering

Common units offered to the public	5,500,000 common units.

Common units subject to the underwriters’ overallotment option	If the underwriters exercise their overallotment option in full, we will issue 825,000 additional common units to the public and use the net proceeds to redeem 825,000 common units from a subsidiary of Universal Compression Holdings or its affiliates, which may be deemed to be a selling unitholder or unitholders in this offering. Please read “Selling Unitholder.”

Units outstanding after this offering	6,325,000 common units and 6,325,000 subordinated units, representing 49% and 49%, respectively, limited partner interests in us.

Use of proceeds	We expect to receive net proceeds of approximately $99.4 million, after deducting underwriting discounts, fees and offering expenses. We anticipate using the aggregate net proceeds of this offering to repay approximately $99.4 million of indebtedness we will assume from Universal Compression Holdings.

In addition, we will use net proceeds of approximately $123.8 million (net of debt financing fees) from our term loan facility to repay the balance of the indebtedness assumed by us from Universal Compression Holdings. Please see “Certain Relationships and Related Party Transactions — Distributions and Payments to Our General Partner and its Affiliates.”

We will use the net proceeds from any exercise of the underwriters’ overallotment option to redeem from one or more subsidiaries of Universal Compression Holdings a number of common units equal to the number of common units issued upon the exercise of the underwriters’ overallotment option.

Cash distributions	Our general partner will adopt a cash distribution policy that will require us to pay cash distributions at an initial distribution rate of $0.35 per common unit per quarter ($1.40 per common unit on an annualized basis) through June 30, 2007 to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. Our ability to pay cash distributions at this initial distribution rate is subject to various restrictions and other factors described in more detail under the caption “Our Cash Distribution Policy and Restrictions on Distributions.”

Our partnership agreement requires us to distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner. We refer to this cash as “available cash,” and we define its meaning in our partnership agreement and in the glossary of terms attached as Appendix B. Our partnership agreement also requires that we distribute all of our available cash from operating surplus each quarter in the following manner:

•	first, 98% to the holders of common units and 2% to our general partner, until each common unit has received a minimum quarterly distribution of $0.35 plus any arrearages from prior quarters;

•	second, 98% to the holders of subordinated units and 2% to our general partner, until each subordinated unit has received a minimum quarterly distribution of $0.35; and

•	third, 98% to all unitholders, pro rata, and 2% to our general partner, until each unit has received a distribution of $0.4025.

If cash distributions to our unitholders exceed $0.4025 per common unit in any quarter, our general partner will receive, in addition to distributions on its 2% general partner interest, increasing percentages, up to 48%, of the cash we distribute in excess of that amount. We refer to these distributions as “incentive distributions.” Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

Our pro forma cash available for distribution for the twelve months ended March 31, 2006 would have been sufficient to pay the full minimum quarterly distribution on the common units and 51% of the minimum quarterly distribution on the subordinated units during this period.

We believe that, based on the estimates contained and the assumptions listed under the caption “Our Cash Distribution Policy and Restrictions on Distributions,” we will have sufficient cash available for distribution to make cash distributions for the four quarters ending June 30, 2007 at the initial distribution rate of $0.35 per common unit per quarter ($1.40 per common unit on an annualized basis) on all common units and subordinated units.

Subordinated units	A subsidiary of Universal Compression Holdings or its affiliates will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter during the subordination period, holders of the subordinated units are entitled to receive the minimum quarterly distribution of $0.35 per unit only after the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages. The subordination period generally will end if we have earned and paid at least $1.40 on each outstanding unit for any three consecutive, non-overlapping four-quarter periods ending on or after September 30, 2011, but may end as soon as September 30, 2008, if we meet additional financial tests as described below.

When the subordination period ends, all remaining subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages.

Early conversion of subordinated units	The subordinated units may convert into common units prior to September 30, 2011 under either of two different tests.

If we meet the tests for ending the subordination period as set forth above for any quarter ending on or after September 30, 2009, 25% of the subordinated units will convert into common units on a one-for-one basis. If we meet those tests for any quarter ending on or after September 30, 2010, an additional 25% of the subordinated units will convert into common units on a one-for-one basis. The second early conversion of the subordinated units may not occur until at least one year after the first early conversion of subordinated units.

In addition, if we have earned and paid at least $2.10 (150% of the annualized minimum quarterly distribution) on each outstanding unit for any four-quarter period ending on or after September 30, 2008, all of the subordinated units will convert into common units on a one-for-one basis. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions — Subordination Period.”

Issuance of additional units	We can issue an unlimited number of units without the consent of our unitholders. Please read “Units Eligible for Future Sale” and “The Partnership Agreement — Issuance of Additional Securities.”

Limited voting rights	Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our general partner or its general partner’s directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3 % of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, our general partner and its affiliates will own an aggregate of 56.5% of our common and subordinated units. This will give our general partner the ability to prevent its involuntary removal. Please read “The Partnership Agreement — Voting Rights.”

Limited call right	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price not less than the then-current market price of the common units.

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2009, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be % or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $1.40 per unit, we estimate that your average allocable federal taxable income per year will be no more than $ per unit. Please read “Material Tax Consequences — Tax Consequences of Unit Ownership — Ratio of Taxable Income to Distributions.”

Material tax consequences	For a discussion of other material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material Tax Consequences.”

NASDAQ listing	We intend to apply to have our common units quoted on the NASDAQ National Market under the symbol “UCLP.”

Summary Historical and Pro Forma Financial and Operating Data
          The following table shows summary historical financial and operating data of Universal Compression Partners Predecessor and pro forma financial and operating data of Universal Compression Partners, L.P. for the periods and as of the dates presented. The historical financial statements included in this prospectus reflect the business of the Domestic Contract Compression Segment of Universal Compression Holdings. We refer to this business as Universal Compression Partners Predecessor or our Predecessor. In connection with this offering, Universal Compression Holdings and various wholly-owned subsidiaries will contribute a portion of the business of our Predecessor to us. Since our operations will only represent a portion of the operations of our Predecessor and due to the other factors described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview — Items Impacting the Comparability of Our Financial Results,” our future results of operations will not be comparable to our Predecessor’s historical results.
          In December 2005, Universal Compression Holdings changed its fiscal year end from March 31 to December 31, effective in 2005. As a result, the summary historical financial and operating data below for Universal Compression Partners Predecessor includes the nine month periods ended December 31, 2004 and 2005 and the pro forma financial and operating data below for Universal Compression Partners, L.P. includes the nine month period ended December 31, 2005.
          The summary historical financial data as of March 31, 2004, March 31, 2005 and December 31, 2005, as well as the summary historical financial data for the twelve months ended March 31, 2004 and 2005 and the nine months ended December 31, 2005 have been derived from the audited combined financial statements of Universal Compression Partners Predecessor. The summary historical financial data as of December 31, 2004 and March 31, 2006, as well as the summary historical financial data for the nine months ended December 31, 2004 and the three months ended March 31, 2005 and 2006 have been derived from the unaudited combined financial statements of Universal Compression Partners Predecessor. The summary pro forma financial data for the nine months ended December 31, 2005 and the three months ended March 31, 2006 are derived from the unaudited pro forma financial statements of Universal Compression Partners, L.P. included elsewhere in this prospectus. The pro forma adjustments have been prepared as if certain transactions to be effected at the closing of this offering had taken place on March 31, 2006, in the case of the pro forma balance sheet, or as of April 1, 2005, in the case of the pro forma statements of operations for the nine months ended December 31, 2005 and the three months ended March 31, 2006. These transactions include:

•	the issuance by us of common units to the public and the use of the net proceeds therefrom;

•	the contribution by Universal Compression Holdings of a portion of its domestic contract compression business to us;

•	our assumption of $223.2 million of debt from Universal Compression Holdings; and

•	our use of net proceeds of approximately $123.8 million (net of debt financing fees) under our new term loan facility to repay the portion of the assumed debt not repaid with the net proceeds from this offering.
          We derived the information in the following table from, and that information should be read together with and is qualified in its entirety by reference to, the historical combined and pro forma financial statements and the accompanying notes included elsewhere in this prospectus. The table should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

          The following table includes the non-GAAP financial measures of EBITDA and gross margin. We define EBITDA as net income plus interest expense and depreciation expense. We define gross margin as total revenue less cost of sales (excluding depreciation expense). For a reconciliation of EBITDA and gross margin to their most directly comparable financial measures calculated and presented in accordance with GAAP (accounting principles generally accepted in the United States), please read “— Non-GAAP Financial Measures.”

							Universal Compression
	Predecessor						Partners, L.P. Pro Forma

							Nine	Three
	Twelve Months Ended		Nine Months Ended		Three Months Ended		Months	Months
	March 31,		December 31,		March 31,		Ended	Ended
							December 31,	March 31,
	2004	2005	2004	2005	2005	2006	2005	2006

	(dollars in thousands, except per unit and operating data)
Statement of Operations Data:
Revenue	$280,951	$296,239	$219,321	$248,414	$76,918	$94,045	$36,816	$15,292
Gross margin(1)	178,543	186,865	139,187	160,256	47,678	61,131	24,973	10,608
Selling, general and administrative expenses	26,076	26,319	19,158	22,437	7,161	9,451	3,437	1,564
Depreciation	59,020	62,920	46,391	52,595	16,529	18,809	6,787	2,501
Interest expense, net	—	—	—	—	—	—	6,919	2,306
Other (income) loss, net	600	(344)	208	1,220	(552)	(50)	—	—

Net income	$92,847	$97,970	$73,430	$84,004	$24,540	$32,921	$7,830	$4,237

Pro forma net income per limited partner unit							$0.61	$0.33
Balance Sheet Data (at period end):
Working capital(2)	$12,172	$14,038	$13,732	$16,058	$14,038	$29,033		$—
Total assets	1,290,011	1,296,318	1,303,950	1,275,922	1,296,318	1,289,346		198,502
Long-term debt	—	—	—	—	—	—		125,000
Partners’ capital/net parent equity	1,286,174	1,290,289	1,299,063	1,268,938	1,290,289	1,283,406		73,502
Other Financial Data:
EBITDA(3)	$151,867	$160,890	$119,821	$136,599	$41,069	$51,730	$21,536	$9,044
Capital expenditures:
Expansion(4)(5)	$24,271	$46,637	$34,530	$33,550	$12,107	$11,948	$5,107	$1,980
Maintenance(5)(6)	24,388	35,745	26,545	28,057	9,200	5,668	4,296	940
Cash flows provided by (used in):
Operating activities	$155,085	$158,464	$117,708	$135,207	$40,756	$38,707
Investing activities	(17,858)	(68,582)	(49,697)	(53,829)	(18,885)	(17,411)
Financing activities	(137,227)	(89,882)	(68,011)	(81,378)	(21,871)	(21,296)
Operating Data:
Total available horsepower (at period end)	1,903,614	1,925,189	1,908,439	1,965,337	1,925,189	1,968,481	319,828	331,191
Average operating horsepower	1,646,342	1,675,242	1,662,058	1,759,949	1,716,906	1,803,029	297,051	325,895
Horsepower utilization:
Spot (at period end)	85.0%	89.9%	89.6%	91.9%	89.9%	91.7%	100.0%	100.0%
Average	85.0%	88.0%	87.5%	90.7%	89.6%	91.7%	100.0%	100.0%

(1)	Please read “— Non-GAAP Financial Measures” for more information regarding gross margin.

(2)	Working capital is defined as current assets minus current liabilities.

(3)	Please read “— Non-GAAP Financial Measures” for more information regarding EBITDA.

(4)	Expansion capital expenditures are capital expenditures made to expand or to replace partially or fully depreciated assets or to expand the operating capacity or revenue of existing or new assets, whether through construction, acquisition or modification.

(5)	Pro forma capital expenditures were estimated by multiplying our Predecessor’s expansion and maintenance capital expenditures per average available horsepower by the pro forma average available horsepower of Universal Compression Partners, L.P. for each period.

(6)	Maintenance capital expenditures are capital expenditures made to maintain the existing operating capacity of our assets and related cash flows further extending the useful lives of the assets.

Non-GAAP Financial Measures
          We include in this prospectus the non-GAAP financial measures of EBITDA and gross margin. We provide reconciliations of these non-GAAP financial measures to their most directly comparable financial measures as calculated and presented in accordance with GAAP.
          We define EBITDA as net income plus interest expense and depreciation expense. EBITDA is used as a supplemental performance measure by our management and by external users of our financial statements, such as investors, commercial banks, research analysts and others, to assess:

•	financial performance of our assets without regard to financing methods, capital structure or historical cost basis;

•	our operating performance and return on capital as compared to those of other companies in the midstream energy industry, without regard to financing methods or capital structure; and

•	the viability of acquisitions and capital expenditure projects and the overall rates of return on alternative investment opportunities.
          EBITDA is also a financial measurement that we expect will be reported to our lenders and used as a gauge for compliance with some of our anticipated financial covenants under our credit facility. Our EBITDA may not be comparable to a similarly titled measure of another company because other entities may not calculate EBITDA in the same manner.
          Although interest expense is a material expense for us and it reflects an important component of our overall performance, as it reflects costs incurred to finance our operations, interest expense also reflects the impact of our financial arrangements in ways that are unrelated to the shorter-term performance of our operations. EBITDA removes the effect of the performance of these past historical financial transactions, whether beneficial or detrimental to our GAAP results, both in the current period and from period-to-period, so that the performance of the core operations can be more transparently evaluated.
          Although we are a capital-intensive business and depreciation expense is a material expense for us, this expense may not accurately reflect the costs required to maintain and replenish the operational usage of our assets and therefore may not portray the costs from current operational transaction activity. Rather, depreciation expense reflects the systematic allocation of the historical fixed asset values over the estimated useful lives of those assets.
          EBITDA should not be considered an alternative to, or more meaningful than, net income, operating income, cash flows from operating activities or any other measure of financial performance presented in accordance with GAAP as measures of operating performance, liquidity or ability to service debt obligations.
          We define gross margin as total revenue less cost of sales (excluding depreciation expense). Gross margin is included as a supplemental disclosure because it is a primary performance measure used by our management as it represents the results of service fee revenue and cost of sales (excluding depreciation expense), which are key components of our operations. As an indicator of our operating performance, gross margin should not be considered an alternative to, or more meaningful than, net income as determined in accordance with GAAP. Our gross margin may not be comparable to a similarly titled measure of another company because other entities may not calculate gross margin in the same manner.

          The following table reconciles net income to EBITDA and gross margin:

							Universal Compression
	Universal Compression Partners Predecessor						Partners, L.P. Pro Forma

							Nine	Three
	Twelve Months Ended		Nine Months Ended		Three Months Ended		Months	Months
	March 31,		December 31,		March 31,		Ended	Ended
							December 31,	March 31,
	2004	2005	2004	2005	2005	2006	2005	2006

	(dollars in thousands)
Net income	$92,847	$97,970	$73,430	$84,004	$24,540	$32,921	$7,830	$4,237
Interest expense, net	—	—	—	—	—	—	6,919	2,306
Depreciation	59,020	62,920	46,391	52,595	16,529	18,809	6,787	2,501

EBITDA	151,867	160,890	119,821	136,599	41,069	51,730	21,536	9,044
Other (income) loss, net	600	(344)	208	1,220	(552)	(50)	—	—
Selling, general and administrative expenses	26,076	26,319	19,158	22,437	7,161	9,451	3,437	1,564

Gross margin	$178,543	$186,865	$139,187	$160,256	$47,678	$61,131	$24,973	$10,608

RISK FACTORS
          Limited partner interests are inherently different from capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in similar businesses. You should consider carefully the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.
          If any of the following risks were to occur, our business, financial condition or results of operations could be materially adversely affected. In that case, we might not be able to pay the minimum quarterly distribution on our common units, the trading price of our common units could decline and you could lose all or part of your investment.
Risks Related to Our Business
We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner, to enable us to make cash distributions to holders of our common units and subordinated units at the initial distribution rate under our cash distribution policy.
          In order to make our cash distributions at our initial distribution rate of $0.35 per common unit per complete quarter, or $1.40 per unit per year, we will require available cash of approximately $4.5 million per quarter, or $18.1 million per year, based on the common units and subordinated units outstanding immediately after completion of this offering, whether or not the underwriters exercise their overallotment option. We may not have sufficient available cash from operating surplus each quarter to enable us to make cash distributions at the initial distribution rate under our cash distribution policy. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

•	conditions in the oil and gas industry, including the level of demand for or production of natural gas and the impact of the price of natural gas on each;

•	competition among the various providers of natural gas compression services;

•	the willingness of energy companies to outsource their compression needs;

•	changes in economic conditions in key operating markets;

•	changes in safety and environmental regulations pertaining to the production and transportation of natural gas;

•	acts of war or terrorism or governmental or military responses thereto;

•	introduction of competing technologies by other companies;

•	our ability to retain and grow our customer base;

•	our access to supplies of compression equipment;

•	our level of indebtedness and ability to fund our business;

•	employment workforce factors, including our ability to continue to utilize key Universal Compression Holdings employees and Universal Compression Holdings’ ability to retain its workforce;

•	liability claims related to the use of our products and services; and

•	the level of our operating and maintenance and general and administrative costs.

          In addition, the actual amount of cash we will have available for distribution will depend on other factors, including:

•	the level of capital expenditures we make;

•	the cost of acquisitions;

•	our debt service requirements and other liabilities;

•	fluctuations in our working capital needs;

•	our ability to borrow funds and access capital markets;

•	restrictions contained in our debt agreements; and

•	the amount of cash reserves established by our general partner.
          For a description of additional restrictions and factors that may affect our ability to make cash distributions, please read “Our Cash Distribution Policy and Restrictions on Distributions.”
On a pro forma basis we would not have had sufficient cash available for distribution to pay the full minimum quarterly distribution on all units for the twelve months ended March 31, 2006.
          The amount of cash available for distribution we need to pay the minimum quarterly distribution for four quarters on the common units, the subordinated units and the general partner units to be outstanding immediately after this offering is approximately $18.1 million. Our pro forma cash available for distribution generated during the twelve months ended March 31, 2006 of $13.6 million would have been sufficient to allow us to pay the full minimum quarterly distribution on the common units, but insufficient by $4.5 million to pay the full minimum quarterly distribution on the subordinated units and general partner units during that period. For a calculation of our ability to make distributions to unitholders based on our pro forma results in the twelve months ended March 31, 2006, please read “Our Cash Distribution Policy and Restrictions on Distributions — Pro Forma Cash Available for Distribution for the Twelve Months Ended March 31, 2006.”
We depend on domestic demand for and production of natural gas, and a reduction in this demand or production could adversely affect the demand or the prices we charge for our services which could cause our revenue and cash available for distribution to decrease.
          Our contract compression operations are significantly dependent upon the domestic demand for and production of natural gas. Demand may be affected by, among other factors, natural gas prices, weather, demand for energy and availability of alternative energy sources. Any prolonged, substantial reduction in the domestic demand for natural gas would, in all likelihood, depress the level of production activity and result in a decline in the demand for our contract compression services and products, which would reduce our cash available for distribution. Recent increased demand for our services, which is partially a result of increased demand for domestic natural gas, has permitted us to increase the prices we charge for our services. A reduction in domestic demand could force us to reduce our pricing substantially. Additionally, production from unconventional natural gas sources such as tight sands, shales and coalbeds constitute an increasing percentage of our compression services business. Such unconventional sources are generally less economically feasible to produce in lower natural gas price environments and a reduction in natural gas demand may cause such unconventional sources of natural gas to be uneconomic to drill and produce, which could in turn negatively impact the demand for our services.

The assumptions underlying our estimate of cash available for distribution we include in “Our Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those estimated.
          Our estimate of cash available for distribution set forth in “Our Cash Distribution Policy and Restrictions on Distributions” is based on assumptions that are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those estimated. If we do not achieve the estimated results, we may not be able to pay the full minimum quarterly distribution or any amount on our common units or subordinated units, in which event the market price of our common units will likely decline materially.
We have nine customers. The loss of any of these customers would result in a decline in our revenue and cash available to pay distributions.
          We have contracts to provide compression services with only nine customers. Therefore, our loss of a single customer may have a greater effect on our financial results than for a company with a more diverse customer base. Our two largest customers for the nine months ended December 31, 2005 and the three months ended March 31, 2006, were Dominion Exploration and Production, Inc., and Samson Investment Company. These two customers accounted for approximately 34%, and 21% of our pro forma revenue for the nine months ended December 31, 2005, respectively, and 32% and 19% of our pro forma revenue for the three months ended March 31, 2006, respectively. The loss of all or even a portion of the contract compression services we provide to these customers, as a result of competition or otherwise, could have a material adverse effect on our business, results of operations, financial condition and our ability to make cash distributions to you.
We have agreed not to compete with Universal Compression Holdings with respect to its domestic contract compression services customers not part of the business contributed to us in connection with the closing of this offering, which limits our ability to grow.
          Under the omnibus agreement we will enter into in connection with closing of this offering we will agree that for so long as Universal Compression Holdings or its affiliates control our general partner, we will not offer or provide compression services in the United States to Universal Compression Holdings’ contract compression services customers not part of the business contributed to us in connection with the closing of the offering. The domestic contract compression business that Universal Compression Holdings will retain consisted of approximately 800 customers and 1.6 million horsepower of compression as of March 31, 2006. This agreement not to compete with Universal Compression Holdings limits our ability to grow.
We face significant competition that may cause us to lose market share and harm our financial performance.
          The domestic compression business is highly competitive and there are low barriers to entry for individual projects. In addition, some of our competitors are large national and multinational companies that provide contract compression, aftermarket services and support and fabrication services to third parties, and some of these competitors have greater financial and other resources than we do. Our ability to renew or replace existing contracts with our customers at rates sufficient to maintain current revenue and cash flows could be adversely affected by the activities of our competitors and our customers. If our competitors substantially increase the resources they devote to the development and marketing of competitive services or substantially decrease the price at which they offer their services, we may not be able to compete effectively. Some of these competitors may expand or construct newer or more powerful compression systems that would create additional competition for the services we provide to our customers. In addition, our customers that are significant producers of natural gas may purchase their own compression systems in lieu of using our contract compression services. All of these competitive pressures could have a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions to you.
We may not be able to grow or effectively manage our growth.
          A principal focus of our strategy is to continue to grow the per unit distribution on our units by expanding our business. Our future growth will depend upon a number of factors, some of which we cannot control. These factors include our ability to:

•	acquire additional domestic contract compression services business from Universal Compression Holdings;

•	identify businesses engaged in managing, operating or owning natural gas compression assets;

•	consummate accretive acquisitions;

•	enter into contracts for new service with our existing customers or new customers; and

•	obtain required financing for our existing and new operations.
          A deficiency in any of these factors could adversely affect our ability to achieve growth in the level of our cash flows or realize benefits from acquisitions.
If we do not make acquisitions on economically acceptable terms, our future growth will be limited.
          Our ability to grow depends, in part, on our ability to make accretive acquisitions. If we are unable to make these accretive acquisitions either because we are: (1) unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts with them, (2) unable to obtain financing for these acquisitions on economically acceptable terms, or (3) outbid by competitors, then our future growth and ability to increase distributions will be limited. Furthermore, even if we do make acquisitions that we believe will be accretive, these acquisitions may nevertheless result in a decrease in the cash generated from operations per unit.
          Any acquisition involves potential risks, including, among other things:

•	an inability to integrate successfully the businesses we acquire;

•	the assumption of unknown liabilities;

•	limitations on rights to indemnity from the seller;

•	mistaken assumptions about the cash generated by the business acquired or the overall costs of equity or debt;

•	the diversion of management’s and employees’ attention from other business concerns;

•	unforeseen operating difficulties; and

•	customer or key employee losses at the acquired businesses.
          If we consummate any future acquisitions, our capitalization and results of operations may change significantly, and you will not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of our future funds and other resources. In addition, competition from other buyers could reduce our acquisition opportunities or cause us to pay a higher price than we might otherwise pay.

Universal Compression Holdings will retain most of its domestic contract compression business at the closing of this offering, which it will not be obligated to contribute to us and which it will continue to operate and may expand.
          While Universal Compression Holdings intends to offer us the opportunity to purchase the remainder of its domestic contract compression business over time, it is under no obligation to do so and its board of directors owes fiduciary duties to the shareholders of Universal Compression Holdings, and not our unitholders, in making any decision to offer us this opportunity. Furthermore, the execution of any purchase agreement will be subject to the approval of the conflicts committee of our general partner. The consummation of any such purchase will also be conditional on, among other things, our ability to finance the purchase and our obtaining all necessary consents.
          Universal Compression Holdings and its other affiliates will be prohibited from competing directly or indirectly with us with respect to the customers contributed to us in connection with the closing of this offering for a period of three years, unless our general partner is removed earlier. Otherwise, Universal Compression Holdings will not be prohibited from owning assets or engaging in businesses that compete directly or indirectly with us. Universal Compression Holdings will continue to own and operate a domestic contract compression business approximately five times as large as ours (by available horsepower) and will continue to engage in international contract compression, fabrication and aftermarket service activities following the completion of this offering. Universal Compression Holdings is a large, established participant in the contract compression business, and has significantly greater resources, including idle compression equipment, fabrication operations and experience, than we have, which factors may make it more difficult for us to compete with it with respect to commercial activities as well as for acquisition candidates. Universal Compression Holdings and its affiliates may acquire, fabricate or dispose of additional natural gas compression or other assets in the future without any obligation to offer us the opportunity to purchase any of those assets. As a result, competition from Universal Compression Holdings could adversely impact our results of operations and cash available for distribution. Please read “Conflicts of Interest and Fiduciary Duties.”
Substantially all of our contracts with our customers are cancellable on short notice.
          We generally provide compression services to our customers under “evergreen” contracts that are cancellable on thirty days’ notice. We may be unable to negotiate extensions or replacements of these contracts on favorable terms, if at all.
Our ability to manage and grow our business effectively may be adversely affected if Universal Compression Holdings loses management or operational personnel.
          We depend on the continuing efforts of our executive officers and senior management, all of whom are employees of Universal Compression Holdings. The departure of any of those key personnel could have a significant negative effect on our business, operating results, financial condition and on our ability to compete effectively in the marketplace. We do not maintain key man life insurance coverage with respect to our executive officers or key management personnel.
          Additionally, we do not have any of our own employees, but rather rely on Universal Compression Holdings’ employees to operate our business. We believe that Universal Compression Holdings’ ability to hire, train and retain qualified personnel will continue to be more challenging and important as we grow and if energy industry market conditions continue to be positive. When general industry conditions are good, the supply of experienced operational, fabrication and field personnel, in particular, decreases as other energy and manufacturing companies’ needs for the same personnel increases. Our ability to grow and perhaps even to continue our current level of service to our current customers will be adversely impacted if Universal Compression Holdings is unable to successfully hire, train and retain these important personnel.

There is substantial competition for the purchase of compression equipment, and we may be unable to purchase such equipment timely, if at all, from Universal Compression Holdings or others.
          Because domestic natural gas exploration, drilling and production are at or near all-time highs, there is substantial competition for the purchase of compression equipment and there is very little idle equipment available for purchase. Following the completion of the offering, we will have no idle compression equipment. Universal Compression Holdings is under no obligation to offer or sell us newly fabricated or idle compression equipment and may choose not to do so timely or at all. Further, Universal Compression Holdings will likely continue to face substantial demand for the compression equipment it owns or fabricates from its domestic and international contract compression services businesses as well as from third-party customers. Similarly, we may not be able to purchase newly fabricated or idle compression equipment from third-party producers or marketers of such equipment or from our competitors. If we are unable to purchase compression equipment on a timely basis to meet the demands of our customers, our existing customers may terminate their contractual relationships with us or we may not be able to compete for business from new customers, either of which could have a material adverse effect on our business, results of operations, financial conditions and ability to make cash distributions to you.
We depend heavily on Universal Compression Holdings and its subsidiaries in operating our business.
          Pursuant to an omnibus agreement to be entered into between us and Universal Compression Holdings and its subsidiaries, Universal Compression Holdings will provide us with all administrative and operational services, including without limitation all operations, marketing, maintenance and repair, periodic overhauls of compression equipment, inventory management, legal, accounting, treasury, insurance administration and claims processing and risk management, health, safety and environmental, information technology, human resources, credit, payroll, internal audit, taxes and engineering services necessary to run our business. Our operational success and ability to execute our growth strategy will depend significantly upon Universal Compression Holdings’ satisfactory operation of our assets and performance of these services. Our reliance on Universal Compression Holdings as an operator of our assets and our limited ability to control certain costs could have a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions to you.
We will require a substantial amount of capital to expand our compressor fleet.
          Because all of the compression equipment to be contributed to us in connection with the closing of this offering will be fully utilized, we will initially have no idle compression equipment to fulfill the future needs of our customers. Therefore, we will not be able to grow our asset and customer base unless we have access to sufficient capital to purchase additional compression equipment. We cannot assure you that cash flow from our operations and availability under the revolving credit facility that we expect to enter into in connection with the closing of this offering will provide us with sufficient cash to fund our capital expenditure requirements. Failure to generate sufficient cash flow, together with the absence of alternative sources of capital, could adversely impact our results of operations and cash available for distribution to our unitholders.
We indirectly depend on particular suppliers and are vulnerable to product shortages and price increases.
          Much of our compression equipment was fabricated by Universal Compression Holdings. Some of the components used in those compressors are obtained by Universal Compression Holdings from a single source or a limited group of suppliers. Universal Compression Holdings’ reliance on these suppliers involves several risks, including price increases, inferior component quality and a potential inability to obtain an adequate supply of required components in a timely manner. Universal Compression Holdings’ partial or complete loss of certain of these sources could have a negative impact on our results of operations and could damage our customer relationships. Further, since any increase in component prices for compression equipment fabricated by Universal Compression Holdings for us will be passed on to us, a significant increase in the price of one or more of these components could have a negative impact on our results of operations.
The amount of cash we have available for distribution to holders of our common units and subordinated units depends primarily on our cash flow and not solely on profitability.
          You should be aware that the amount of cash we have available for distribution depends primarily upon our cash flow and not solely on profitability, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record losses for financial accounting purposes and may not make cash distributions during periods when we record net earnings for financial accounting purposes.
We are subject to substantial environmental regulation, and changes in these regulations could increase our costs or liabilities.
          We are subject to stringent and complex federal, state and local laws and regulatory standards, including laws and regulations regarding the discharge of materials into the environment, emission controls and other environmental protection and occupational health and safety concerns. Environmental laws and regulations may, in certain circumstances, impose strict liability for environmental contamination, rendering us liable for remediation costs, natural resource damages and other damages as a result of our conduct that was lawful at the time it occurred or the conduct of, or conditions caused by, prior owners or operators or other third parties. In addition, where contamination may be present, it is not uncommon for neighboring land owners and other third parties to file claims for personal injury, property damage and recovery of response costs. Remediation costs and other damages arising as a result of environmental laws and regulations, and costs associated with new information, changes in existing environmental laws and regulations or the adoption of new environmental laws and regulations could be substantial and could negatively impact our financial condition or results of operations. Moreover, failure to comply with these environmental laws and regulations may result in the imposition of administrative, civil and criminal penalties, and the issuance of injunctions delaying or prohibiting operations.
          We routinely deal with natural gas, oil and other petroleum products. Although it is our policy to use generally accepted operating and disposal practices in accordance with applicable environmental laws and regulations, hydrocarbons or other hazardous substances or wastes may have been disposed or released on, under or from properties used by us to provide contract compression services or inactive compression storage or on or under other locations where such substances or wastes have been taken for disposal. These properties may be subject to investigatory, remediation and monitoring requirements under foreign, federal, state and local environmental laws and regulations.
          We believe that our operations are in substantial compliance with applicable environmental laws and regulations. Nevertheless, the modification or interpretation of existing environmental laws or regulations, the more vigorous enforcement of existing environmental laws or regulations, or the adoption of new environmental laws or regulations may also negatively impact oil and natural gas exploration and production, gathering and pipeline companies, which in turn could have a negative impact on us.
We do not insure against all potential losses and could be seriously harmed by unexpected liabilities.
          Natural gas service operations are subject to inherent risks such as equipment defects, malfunction and failures, and natural disasters that can result in uncontrollable flows of gas or well fluids, fires and explosions. These risks could expose us to substantial liability for personal injury, death, property damage, pollution and other environmental damages. Although we have obtained insurance against many of these risks, our insurance may be inadequate to cover our liabilities. Further, insurance covering the risks we face or in the amounts we desire may not be available in the future or, if available, the premiums may not be commercially justifiable. If we were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if we were to incur liability at a time when we are not able to obtain liability insurance, our business, results of operations and financial condition could be negatively impacted. Moreover, in light of the instability and developments in the insurance markets following the impact of Hurricanes Rita and Katrina, we have elected to self insure our offshore assets. Thus, we are wholly responsible for any damage to or loss of our offshore assets. In addition, we do not maintain business interruption insurance.
A substantial portion of our cash flow must be used to service our debt obligations, and we are vulnerable to interest rate increases.
          At the closing of this offering, we expect to enter into up to a $225 million credit facility, consisting of a $125 million term loan facility and up to a $100 million revolving credit facility for working capital and other general partnership purposes, and to borrow $125 million under the term loan facility.
          Approximately $           million of our outstanding debt will bear interest at floating rates. Changes in economic conditions could result in higher interest rates, thereby increasing our interest expense and reducing our funds available for capital investment, operations or distributions to our unitholders. Additionally, if domestic interest rates continue to increase, the interest rates on any of our future credit facilities and debt offerings could be higher than current levels, causing our financing costs to increase accordingly.
Our credit facilities will impose restrictions on us that may affect our ability to successfully operate our business and make distributions to unitholders.
          Our credit facilities will include certain covenants that may restrict our ability expand or to pursue our business strategies. Our ability to comply with certain provisions of the credit facilities may be affected by changes in our operating and financial performance, changes in business conditions or results of operations, adverse regulatory developments or other events beyond our control. The breach of any of those covenants could result in a default under our debt, which could cause those obligations to become due and payable. If any of our indebtedness were to be accelerated, we may not be able to repay or refinance it.
Increases in interest rates could adversely impact our unit price and our ability to issue additional equity to make acquisitions, incur debt or for other purposes.
          As with other yield-oriented securities, our unit price is impacted by the level of our cash distributions and implied distribution yield. The distribution yield is often used by investors to compare and rank related yield-oriented securities for investment decision-making purposes. Therefore, changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in our units, and a rising interest rate environment could have an adverse impact on our unit price and our ability to issue additional equity to make acquisitions, incur debt or for other purposes.
Risks Inherent in an Investment in Us
Universal Compression Holdings controls our general partner, which has sole responsibility for conducting our business and managing our operations. Universal Compression Holdings has conflicts of interest, which may permit it to favor its own interests to your detriment.
          Following this offering, Universal Compression Holdings will own and control our general partner. Some of our general partner’s directors are directors of Universal Compression Holdings and all of our executive officers are officers of Universal Compression Holdings. Therefore, conflicts of interest may arise between Universal Compression Holdings and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts of interest, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:

•	neither our partnership agreement nor any other agreement requires Universal Compression Holdings to pursue a business strategy that favors us. Universal Compression Holdings’

directors and officers have a fiduciary duty to make these decisions in the best interests of the owners of Universal Compression Holdings, which may be contrary to our interests;

•	our general partner controls the interpretation and enforcement of contractual obligations between us and our affiliates, on the one hand, and Universal Compression Holdings, on the other hand, including provisions governing administrative services, acquisitions and transfers of compression equipment and non-competition provisions;

•	any additional contributions of contract compression customers or assets made to us by Universal Compression Holdings;

•	our general partner is allowed to take into account the interests of parties other than us, such as Universal Compression Holdings and its affiliates, in resolving conflicts of interest;

•	other than with respect to the customers contributed to us in connection with the closing of this offering, Universal Compression Holdings and its affiliates are not limited in their ability to compete with us. Universal Compression Holdings will continue to engage in domestic and international contract compression services as well as third-party sales coupled with aftermarket service contracts. Please read “Risks Related to Our Business — Universal Compression Holdings and its affiliates are not substantially limited in their ability to compete with us”;

•	Universal Compression Holdings will compete with us with respect to any future acquisition opportunities;

•	Universal Compression Holdings’ domestic and international contract compression services businesses and its third-party equipment customers will compete with us for newly fabricated and idle compression equipment and Universal Compression Holdings is under no obligation to offer equipment to us for purchase or use;

•	all of the officers of Universal Compression Holdings who provide services to us also will devote significant time to the business of Universal Compression Holdings, and will be compensated by Universal Compression Holdings for the services rendered to it;

•	our general partner has limited its liability and reduced its fiduciary duties, and has also restricted the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty;

•	our general partner determines the amount and timing of asset purchases and sales, borrowings, issuance of additional partnership securities and reserves, each of which can affect the amount of cash that is distributed to unitholders;

•	our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and the ability of the subordinated units to convert to common units;

•	our general partner determines which costs incurred by it and its affiliates are reimbursable by us and Universal Compression Holdings will determine the allocation of shared overhead expenses;

•	our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf;

•	our general partner intends to limit its liability regarding our contractual and other obligations and, in some circumstances, is entitled to be indemnified by us;

•	our general partner may exercise its limited right to call and purchase common units if it and its affiliates own more than 80% of the common units; and

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us.
          Please read “Conflicts of Interest and Fiduciary Duties.”
Cost reimbursements due to our general partner and its affiliates for services provided, which will be determined by our general partner, will be substantial and will reduce our cash available for distribution to you.
          Pursuant to an omnibus agreement we will enter into with Universal Compression Holdings, our general partner and others upon the closing of this offering, Universal Compression Holdings will receive reimbursement for the payment of operating expenses related to our operations and for the provision of various general and administrative services for our benefit. Payments for these services will be substantial and will reduce the amount of cash available for distribution to unitholders. Please read “Certain Relationships and Related Party Transactions — Omnibus Agreement.” In addition, under Delaware partnership law, our general partner has unlimited liability for our obligations, such as our debts and environmental liabilities, except for our contractual obligations that are expressly made without recourse to our general partner. To the extent our general partner incurs obligations on our behalf, we are obligated to reimburse or indemnify it. If we are unable or unwilling to reimburse or indemnify our general partner, our general partner may take actions to cause us to make payments of these obligations and liabilities. Any such payments could reduce the amount of cash otherwise available for distribution to our unitholders.
Our partnership agreement limits our general partner’s fiduciary duties to holders of our common units and subordinated units and restricts the remedies available to holders of our common units and subordinated units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.
          Although our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders, the directors and officers of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to its owner, Universal Compression Holdings. Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by state fiduciary duty laws. For example, our partnership agreement:

•	permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its limited call right, the exercise of its rights to transfer or vote the units it owns, the exercise of its registration rights and its determination whether or not to consent to any merger or consolidation of the partnership or amendment to the partnership agreement;

•	provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith, meaning it believed the decision was in the best interests of our partnership;

•	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner acting in good faith and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or must be “fair and reasonable” to us, as determined by our general partner in good faith and that, in determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us;

•	provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the general partner or those other persons acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

•	provides that in resolving conflicts of interest, it will be presumed that in making its decision the general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.
          By purchasing a common unit, a common unitholder will agree to become bound by the provisions in the partnership agreement, including the provisions discussed above. Please read “Conflicts of Interest and Fiduciary Duties — Fiduciary Duties.”
Holders of our common units have limited voting rights and are not entitled to elect our general partner or its general partner’s directors.
          Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders will not elect our general partner or its general partner’s board of directors, and will have no right to elect our general partner or its general partner’s board of directors on an annual or other continuing basis. The board of directors of UCO GP, LLC will be chosen by its sole member, a subsidiary of Universal Compression Holdings. Furthermore, if the unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.
Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.
          The unitholders will be unable initially to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon completion of this offering to be able to prevent its removal. The vote of the holders of at least 66 2/3 % of all outstanding units voting together as a single class is required to remove the general partner. Following the closing of this offering, our general partner and its affiliates will own 56.5% of our aggregate outstanding common and subordinated units. Also, if our general partner is removed without cause during the subordination period and units held by our general partner and its affiliates are not voted in favor of that removal, all remaining subordinated units will automatically convert into common units and any existing arrearages on our common units will be extinguished. A removal of our general partner under these circumstances would adversely affect our common units by prematurely eliminating their distribution and liquidation preference over our subordinated units, which would otherwise have continued until we had met certain distribution and performance tests. Cause is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business, so the removal of the general partner because of the unitholder’s dissatisfaction with our general partner’s performance in managing our partnership will most likely result in the termination of the subordination period and conversion of all subordinated units to common units.
Control of our general partner may be transferred to a third party without unitholder consent.
          Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, our partnership agreement does not restrict the ability of Universal Compression Holdings, the owner of our general partner, from transferring all or a portion of its ownership interest in our general partner to a third party. The new owners of our general partner would then be in a position to replace the board of directors and officers of our general partners with its own choices and thereby influence the decisions taken by the board of directors and officers.
You will experience immediate and substantial dilution of $17.44 in tangible net book value per common unit.
          The assumed initial public offering price of $20.00 per unit exceeds our pro forma net tangible book value of $2.56 per unit. Based on the assumed initial public offering price of $20.00 per unit, you will incur immediate and substantial dilution of $17.44 per common unit. This dilution results primarily because the assets contributed by our general partner and its affiliates are recorded in accordance with GAAP at their historical cost, and not their fair value. Please read “Dilution.”
We may issue additional units without your approval, which would dilute your existing ownership interests.
          Our partnership agreement does not limit the number of additional limited partner interests that we may issue at any time without the approval of our unitholders. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.
Our partnership agreement restricts the voting rights of unitholders, other than our general partner and its affiliates, including Universal Compression Holdings, owning 20% or more of our common units.
          Unitholders’ voting rights are further restricted by the partnership agreement provision providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, including Universal Compression Holdings, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.
Affiliates of our general partner may sell common units in the public markets, which sales could have an adverse impact on the trading price of the common units.
          After the sale of the common units offered hereby, management of our general partner and Universal Compression Holdings and its affiliates will hold an aggregate of 825,000 common units and 6,325,000 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and some may convert earlier. The sale of these units in the public markets could have an adverse impact on the price of the common units or on any trading market that may develop.

Our general partner has a limited call right that may require you to sell your units at an undesirable time or price.
          If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. At the completion of this offering and assuming no exercise of the underwriters’ overallotment option, our general partner and its affiliates will own approximately 13.0% of our outstanding common units. At the end of the subordination period, assuming no additional issuances of common units, our general partner and its affiliates will own approximately 56.5% of our aggregate outstanding common units. For additional information about this right, please read “The Partnership Agreement — Limited Call Right.”
Your liability may not be limited if a court finds that unitholder action constitutes control of our business.
          A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law and we conduct business in a number of other states. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some of the other states in which we do business. You could be liable for any and all of our obligations as if you were a general partner if:

•	a court or government agency determined that we were conducting business in a state but had not complied with that particular state’s partnership statute; or

•	your right to act with other unitholders to remove or replace the general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constitute “control” of our business.
          For a discussion of the implications of the limitations of liability on a unitholder, please read “The Partnership Agreement — Limited Liability.”
Unitholders may have liability to repay distributions that were wrongfully distributed to them.
          Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Substituted limited partners are liable for the obligations of the assignor to make contributions to the partnership that are known to the substituted limited partner at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.
We will incur increased costs as a result of being a publicly-traded company.
          We have no history operating as a publicly-traded company. As a publicly-traded company, we will incur significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NASDAQ National Market, have required changes in corporate governance practices of publicly-traded companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make activities more time-consuming and costly. For example, as a result of becoming a publicly-traded company, we are required to have at least three independent directors, create additional board committees and adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal controls over financial reporting. In addition, we will incur additional costs associated with our publicly-traded company reporting requirements. We have included $2.5 million of estimated incremental costs per year, some of which will be allocated to us by Universal Compression Holdings, associated with being a publicly-traded company for purposes of our estimate of our cash available for distribution for the twelve months ending June 30, 2007 included elsewhere in this prospectus; however, it is possible that our actual incremental costs of being a publicly-traded company will be higher than we currently estimate.
Tax Risks to Common Unitholders
          In addition to reading the following risk factors, you should read “Material Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.
Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service treats us as a corporation or we become subject to a material amount of entity-level taxation for state tax purposes, it would substantially reduce the amount of cash available for distribution to our unitholders.
          The anticipated after-tax economic benefit of an investment in the common units depends largely on our being treated as a partnership for federal income tax purposes. We have not received a ruling from the Internal Revenue Service, which we refer to as the IRS, on this or any other tax matter affecting us. Instead, we will rely on opinions of counsel as to all material tax issues affecting us and our unitholders.
          If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our income at the corporate tax rate, which is currently a maximum of 35% and would likely pay state income tax at varying rates. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses or deductions would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Therefore, our treatment as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to the unitholders, likely causing a substantial reduction in the value of our common units.
          Current law may change so as to cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. In addition, because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. For example, under recently enacted legislation, we will be subject to a new entity level tax payable in 2008 on the portion of our total revenue (as that term is defined in the legislation) that is generated in Texas beginning in our tax year ending December 31, 2007. Specifically, the Texas margin tax will be imposed at a maximum effective rate of 0.7% of our total revenue that is apportioned to Texas. Imposition of such a tax on us by Texas, or any other state, will reduce the cash available for distribution to you. The partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, the minimum quarterly distribution amount and the target distribution levels will be adjusted to reflect the impact of that law on us.
An IRS contest of the federal income tax positions we take may adversely affect the market for our common units, and the cost of any IRS contest will reduce our cash available for distribution to our unitholders.
          We have not received a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other matter affecting us. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take. A court may not agree with all of our counsel’s conclusions or positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the price at which they trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution.
You may be required to pay taxes on income from us even if you do not receive any cash distributions from us.
          Because our unitholders will be treated as partners to whom we will allocate taxable income which could be different in amount than the cash we distribute, you will be required to pay any federal income taxes and, in some cases, state and local income taxes on your share of our taxable income even if you receive no cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the tax liability that results from that income.
Tax gain or loss on disposition of common units could be more or less than expected.
          If you sell your common units, you will recognize a gain or loss equal to the difference between the amount realized and your tax basis in those common units. Prior distributions to you in excess of the total net taxable income you were allocated for a common unit, which decreased your tax basis in that common unit, will, in effect, become taxable income to you if the common unit is sold at a price greater than your tax basis in that common unit, even if the price is less than your original cost. A substantial portion of the amount realized, whether or not representing gain, may be ordinary income. In addition, if you sell your units, you may incur a tax liability in excess of the amount of cash you receive from the sale.
Tax-exempt entities and foreign persons face unique tax issues from owning common units that may result in adverse tax consequences to them.
          Investment in common units by tax-exempt entities, such as individual retirement accounts (known as IRAs), other retirement plans and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file United States federal tax returns and pay tax on their share of our taxable income. If you are a tax-exempt entity or a foreign person, you should consult your tax advisor before investing in our common units.
We will treat each purchaser of our common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.
          Because we cannot match transferors and transferees of common units and because of other reasons, we will take depreciation positions that may not conform to all aspects of existing Treasury regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from the sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to your tax returns. For a further discussion of the effect of the depreciation positions we will adopt, please read “Material Tax Consequences — Tax Consequences of Unit Ownership — Section 754 Election.”

Unitholders may be subject to state and local taxes and return filing requirements.
          In addition to federal income taxes, you will likely be subject to other taxes, including foreign, state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we do business or own property, even if you do not live in any of those jurisdictions. You will likely be required to file foreign, state and local income tax returns and pay state and local income taxes in some or all of these jurisdictions. Further, you may be subject to penalties for failure to comply with those requirements. We will initially own assets and do business in the States of Alabama, Arkansas, California, Colorado, Kansas, Louisiana, Michigan, Mississippi, New Mexico, Oklahoma, Pennsylvania, Texas, Utah, Virginia, West Virginia and Wyoming. Each of these states, other than Texas and Wyoming, currently imposes a personal income tax. As we make acquisitions or expand our business, we may own assets or do business in additional states that impose a personal income tax. It is your responsibility to file all United States federal, foreign, state and local tax returns. Our counsel has not rendered an opinion on the foreign, state or local tax consequences of an investment in the common units.
The sale or exchange of 50% or more of our capital and profits interests within a twelve-month period will result in the termination of our partnership for federal income tax purposes.
          We will be considered to have terminated our partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. Our termination would, among other things, result in the closing of our taxable year for all unitholders and could result in a deferral of depreciation deductions allowable in computing our taxable income. Please read “Material Tax Consequences — Disposition of Common Units — Constructive Termination” for a discussion of the consequences of our termination for federal income tax purposes.

USE OF PROCEEDS
          We expect to receive net proceeds of approximately $99.4 million, after deducting underwriting discounts, fees and offering expenses. Our estimates assume an initial public offering price of $20.00 per common unit and no exercise of the underwriters’ overallotment option. An increase or decrease in the initial public offering price of $1.00 per common unit would cause the net proceeds from the offering, after deducting underwriting discounts and commissions and offering expenses payable by us, to increase or decrease by $5.1 million (or $5.9 million assuming full exercise of the underwriters’ overallotment option to purchase additional common units). We anticipate using the aggregate net proceeds of this offering to repay approximately $99.4 million of indebtedness we will assume from Universal Compression Holdings (excluding the net proceeds from the exercise of the underwriters’ overallotment option).
          In addition, we will use net proceeds of approximately $123.8 million (net of debt financing fees) from our term loan facility to repay the balance of the indebtedness assumed by us from Universal Compression Holdings. Please see “Certain Relationships and Related Party Transactions — Distributions and Payments to Our General Partner and its Affiliates.”
          If the initial public offering price were to exceed $20.00 per common unit or if we were to increase the number of common units in this offering (other than through the underwriters’ exercise of their overallotment option), we will assume additional debt from Universal Compression Holdings equal to the additional proceeds (net of offering expenses) we would receive and we will use the additional proceeds to repay such additional assumed debt.
          We will use the net proceeds from any exercise of the underwriters’ overallotment option to redeem from one or more subsidiaries of Universal Compression Holdings a number of common units equal to the number of common units issued upon the exercise of the underwriters’ overallotment option.

CAPITALIZATION
          The following table shows:

•	the cash and the capitalization of our Predecessor as of March 31, 2006; and

•	our pro forma cash and capitalization as of March 31, 2006, as adjusted to reflect this offering, the other transactions described under “Summary — Formation Transactions and Partnership Structure — General” and the application of the net proceeds from this offering as described under “Use of Proceeds.”
          We derived this table from, and it should be read in conjunction with and is qualified in its entirety by reference to, the historical and pro forma financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2006

	Universal
	Compression	Universal
	Partners	Compression
	Predecessor	Partners, L.P.
	Historical	Pro Forma

	(dollars in thousands)
Cash	$—	$—

Debt(1):
Revolving credit facility	$—	$—
Term loan facility	—	125,000

Total debt	—	125,000
Partners’ capital/net parent equity:
Net parent equity	1,283,406	—
Common unitholders	—	96,472
Subordinated unitholders	—	(22,069)
General partner interest	—	(901)

Total partners’ capital/net parent equity	1,283,406	73,502

Total capitalization(2)	$1,283,406	$198,502

(1)	In connection with the closing of this offering, we will assume $223.2 million in indebtedness from Universal Compression Holdings. We will repay $99.4 million of such indebtedness with the net proceeds from this offering. In addition, we will use net proceeds of approximately $123.8 million (net of debt financing fees) under our new term loan facility to repay the balance of the indebtedness we will assume from Universal Compression Holdings.

(2)	An increase or decrease in the initial public offering price of $1.00 per common unit would cause the net proceeds from the offering, after deducting underwriting discounts and commissions and offering expenses payable by us, to increase or decrease by $5.1 million (or $5.9 million assuming full exercise of the underwriters’ overallotment option). If the initial public offering price were to exceed $20.00 per common unit or if we were to increase the number of common units in this offering (other than through the underwriters’ exercise of their overallotment option), we will assume additional debt from Universal Compression Holdings equal to the additional proceeds (net of offering expenses) we would receive, and we will use the additional proceeds to repay such additional assumed debt. The pro forma information set forth above is illustrative only and following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

DILUTION
          Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the pro forma net tangible book value per unit after the offering. On a pro forma basis as of March 31, 2006, after giving effect to the offering of common units and the application of the related net proceeds, and assuming the underwriters’ overallotment option is not exercised, our net tangible book value was $33.0 million, or $2.56 per unit. Purchasers of common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table:

Assumed initial public offering price per common unit		$20.00
Net tangible book value per unit before the offering(a)	$21.33
Decrease in net tangible book value per unit attributable to purchasers in the offering	(18.77)

Less: Pro forma net tangible book value per unit after the offering(b)		2.56

Immediate dilution in tangible net book value per common unit to new investors(c)		$17.44

(a)	Determined by dividing the number of units and general partner units (825,000 common units, 6,325,000 subordinated units and 258,163 general partner units) to be issued to a subsidiary of Universal Compression Holdings for its contribution of assets and liabilities to Universal Compression Partners, L.P. into the net tangible book value of the contributed assets and liabilities.

(b)	Determined by dividing the total number of units and general partner units to be outstanding after the offering (6,325,000 common units, 6,325,000 subordinated units and 258,163 general partner units) and the application of the related net proceeds into our pro forma net tangible book value, after giving effect to the application of the expected net proceeds of the offering.

(c)	If the initial public offering price were to increase or decrease by $1.00 per common unit, then dilution in net tangible book value per common unit would equal $18.44 or $16.44, respectively.
          The following table sets forth the number of units that we will issue and the total consideration contributed to us by affiliates of our general partner, its affiliates and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus:

	Units Acquired		Total Consideration

	Number	Percent	Amount	Percent

			(dollars in millions)
General partner and affiliates(a)(b)	7,408,163	57.4%	$(25.9)	(35.2)%
New investors	5,500,000	42.6%	99.4	135.2%

Total	12,908,163	100.0%	$73.5	100.0%

(a)	The common and subordinated units and general partner units acquired by our general partner and its affiliates consist of 825,000 common units, 6,325,000 subordinated units and 258,163 general partner units.

(b)	The assets contributed by our general partner and its affiliates were recorded at historical cost in accordance with GAAP.

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS
          You should read the following discussion of our cash distribution policy in conjunction with specific assumptions included in this section. For more detailed information regarding the factors and assumptions upon which our cash distribution policy is based, please read “— Assumptions and Considerations” below. In addition, you should read “Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.
          For additional information regarding our historical and pro forma operating results, you should refer to our combined historical financial statements for the years ended March 31, 2004 and 2005 and the nine months ended December 31, 2005, our unaudited historical combined financial statements for the nine months ended December 31, 2004 and the three months ended March 31, 2005 and March 31, 2006, and our unaudited pro forma financial statements for the nine months ended December 31, 2005 and the three months ended March 31, 2006, included elsewhere in this prospectus. The information presented in the following discussion assumes no exercise of the underwriters’ overallotment option.
General
          Rationale for Our Cash Distribution Policy. Our partnership agreement requires us to distribute all of our available cash quarterly. Our available cash is our cash on hand at the end of the quarter after the payment of our expenses and the establishment of reserves for future capital expenditures and operational needs, including cash from borrowings. Our cash distribution policy reflects a basic judgment that our unitholders will be better served by the distribution of our cash available after expenses and reserves rather than retaining it. Because we believe we will generally finance any capital investments from external financing sources, we believe that our investors are best served by our distributing all of our available cash. Because we expect to be treated as partnership for federal income tax purposes, we should have more cash to distribute to you than would be the case were we treated as a corporation for such purposes.
          Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy. There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•	Our distribution policy will be subject to restrictions on distributions under our future credit facility. Should we be unable to satisfy the potential restrictions under our credit facility or if we are otherwise in default under our credit facility, we would be prohibited from making cash distributions to you notwithstanding our stated cash distribution policy.

•	The board of directors of the general partner of our general partner will have the authority to establish reserves for the prudent conduct of our business and for future cash distributions to our unitholders, and the establishment of those reserves could result in a reduction in cash distributions to you from the levels currently anticipated pursuant to our stated distribution policy.

•	While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions that require us to make cash distributions, may be amended. Although during the subordination period, with certain exceptions, our partnership agreement may not be amended without the approval of the public common unitholders, our partnership agreement can be amended with the approval of a majority of the outstanding common units (including common units held by affiliates of Universal Compression Holdings) after the subordination period has ended. At the closing of this offering, a subsidiary of Universal Compression Holdings will own our general partner and approximately 13.0% of our outstanding common units and 100% of our outstanding subordinated units.

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement.

•	Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets.

•	We may lack sufficient cash to pay distributions to our unitholders due to a number of factors, including reduced demand for our compression services, loss of a key customer, increases in our general and administrative expense, principal and interest payments on our outstanding debt, tax expenses, working capital requirements and anticipated cash needs.
          Our Ability to Grow is Dependent on Our Ability to Access External Expansion Capital. We expect that we will distribute all of our available cash to our unitholders. As a result, we expect that we will rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund our acquisitions and expansion capital expenditures. To the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow. In addition, because we distribute all of our available cash, we may not grow as quickly as businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level, which in turn may impact the available cash that we have to distribute on each unit. There are no limitations in our partnership agreement or in the anticipated terms of our new credit facility on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which in turn may impact the available cash that we have to distribute to our unitholders.
Our Initial Distribution Rate
          Upon completion of this offering, the board of directors of our general partner will adopt a policy pursuant to which we will declare an initial quarterly distribution of $0.35 per unit per complete quarter, or $1.40 per unit per year, to be paid no later than 45 days after the end of each fiscal quarter through the quarter ending June 30, 2007. This equates to an aggregate cash distribution of $4.5 million per quarter or $18.1 million per year, in each case based on the number of common units, subordinated units and general partner units outstanding immediately after completion of this offering. If the underwriters’ overallotment option is exercised, an equivalent number of common units will be redeemed. Accordingly, the exercise of the underwriters’ overallotment option will not affect the total amount of units outstanding or the amount of cash needed to pay the initial distribution rate on all units. Our ability to make cash distributions at the initial distribution rate pursuant to this policy will be subject to the factors described above under the caption “— General — Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.”
          The table below sets forth the assumed number of outstanding common units, subordinated units and general partner units upon the closing of this offering and the aggregate distribution amounts payable on such units during the year following the closing of this offering at our initial distribution rate of $0.35 per common unit per quarter ($1.40 per common unit on an annualized basis).

		Distributions

	Number of Units	One Quarter	Four Quarters

Publicly held common units	5,500,000	$1,925,000	$7,700,000
Common units held by Universal Compression Holdings	825,000	288,750	1,155,000
Subordinated units held by Universal Compression Holdings	6,325,000	2,213,750	8,855,000
General partner units held by Universal Compression Holdings	258,163	90,357	361,428

Total	12,908,163	$4,517,857	$18,071,428

          The subordination period generally will end if we have earned and paid at least $1.40 on each outstanding unit and general partner unit for any three consecutive, non-overlapping four-quarter periods ending on or after September 30, 2011, but may end prior to September 30, 2011, if additional financial tests are met as described below. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions — Subordination Period.”
          We do not have a legal obligation to pay distributions at our initial distribution rate or at any other rate except as provided in our partnership agreement. Our distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly. Under our partnership agreement, available cash is defined to generally mean, for each fiscal quarter, cash generated from our business in excess of the amount of reserves our general partner determines is necessary or appropriate to provide for the conduct of our business, to comply with applicable law, any of our debt instruments or other agreements or to provide for future distributions to our unitholders for any one or more of the upcoming four quarters. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”
          If distributions on our common units are not paid with respect to any fiscal quarter at the initial distribution rate, our unitholders will not be entitled to receive such payments in the future except that, to the extent we have available cash in any future quarter during the subordination period in excess of the amount necessary to make cash distributions to holders of our common units at the initial distribution rate, we will use this excess available cash to pay these deficiencies related to prior quarters before any cash distribution is made to holders of subordinated units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions — Subordination Period.”
          Our partnership agreement provides that any determination made by our general partner in its capacity as our general partner must be made in good faith and that any such determination will not be subject to any other standard imposed by our partnership agreement, the Delaware limited partnership statute or any other law, rule or regulation or at equity. Holders of our common units may pursue judicial action to enforce provisions of our partnership agreement, including those related to requirements to make cash distributions as described above; however, our partnership agreement provides that our general partner is entitled to make the determinations described above without regard to any standard other than the requirements to act in good faith. Our partnership agreement provides that, in order for a determination by our general partner to be made in “good faith,” our general partner must believe that the determination is in our best interests.
          Our cash distribution policy, as expressed in our partnership agreement, may not be modified or repealed without amending our partnership agreement; however, the actual amount of our cash distributions for any quarter is subject to fluctuations based on the amount of cash we generate from our business and the amount of reserves our general partner establishes in accordance with our partnership agreement as described above. Our partnership agreement may be amended with the approval of our general partner and the holders of a majority of our outstanding common units.
          As of the date of this offering, our general partner will be entitled to 2% of all distributions that we make prior to our liquidation. The general partner’s initial 2% interest in these distributions may be reduced if we issue additional units in the future and our general partner does not elect to contribute a proportionate amount of capital to us to maintain its initial 2% general partner interest.
          We will pay our distributions on or about the 15th of each of February, May, August and November to holders of record on or about the 1st of each such month. If the distribution date does not fall on a business day, we will make the distribution on the business day immediately preceding the indicated distribution date. We will adjust the quarterly distribution for the period from the closing of this offering through September 30, 2006 based on the actual length of the period.
          In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our initial distribution rate of $0.35 per unit each quarter through the quarter ending June 30, 2007. In those sections, we present two tables, consisting of:

•	“Unaudited Pro Forma Cash Available for Distribution,” in which we present the amount of cash we would have had available for distribution for the twelve months ended March 31, 2006, based on our pro forma financial statements.

•	“Estimated Cash Available for Distribution,” in which we present how we calculate the estimated minimum EBITDA necessary for us to have sufficient cash available for distribution to pay the full minimum quarterly distribution on all the outstanding units for each quarter through June 30, 2007. In “— Assumptions and Considerations” below, we also present our assumptions underlying our belief that we will generate sufficient EBITDA to pay the minimum quarterly distribution on all units for each quarter through June 30, 2007.
Pro Forma Cash Available for Distribution for the Twelve Months Ended March 31, 2006
          If we had completed the transactions contemplated in this prospectus on April 1, 2005, our pro forma available cash for the twelve months ended March 31, 2006 would have been approximately $13.6 million. This amount would have been sufficient to pay the full minimum quarterly distribution on the common units for the twelve months ended March 31, 2006, but insufficient by approximately $4.5 million to pay the full minimum quarterly distribution on the subordinated units and general partner units for that period.
          Pro forma cash available for distribution includes incremental general and administrative expenses we will incur as a result of being a publicly traded limited partnership, such as costs associated with annual and quarterly reports to unitholders, financial statement audit, tax return and Schedule K-1 preparation and distribution, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs and director compensation costs. We expect these incremental general and administrative expenses initially to total approximately $2.5 million per year. The unaudited pro forma financial statements do not reflect this anticipated incremental general and administrative expense.
          The pro forma financial statements, upon which pro forma cash available for distribution is based, do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. Furthermore, cash available for distribution is a cash accounting concept, while our pro forma financial statements have been prepared on an accrual basis. We derived the amounts of pro forma cash available for distribution shown above in the manner described in the table below. As a result, the amount of pro forma cash available for distribution should only be viewed as a general indication of the amount of cash available for distribution that we might have generated had we been formed in earlier periods.
          The following table illustrates, on a pro forma basis, for the twelve months ended March 31, 2006, the amount of available cash that would have been available for distributions to our unitholders, assuming that the offering had been consummated on April 1, 2005. Each of the pro forma adjustments presented below is explained in the footnotes to such adjustments.
Universal Compression Partners, L.P.
Unaudited Pro Forma Cash Available for Distribution

Twelve Months
Ended
March 31,
2006(a)

(In thousands,
except per unit
amounts)
Pro forma net income(b)	$12,067
Add:
Pro forma interest expense(c)	9,225
Pro forma depreciation	9,288

Pro Forma EBITDA(d)	30,580
Less:
Incremental selling, general and administrative expense of being a public partnership(e)	2,500
Pro forma interest expense(c)	9,225
Pro forma maintenance capital expenditures(f)	5,236

Pro forma cash available for distribution	$13,619

Per unit minimum annual distribution	$1.40
Pro forma annual distributions to:
Publicly held common units(g)	$7,700
Common units held by affiliates of our general partner(g)	1,155
Subordinated units held by affiliates of our general partner(g)	8,855
General partner units held by our general partner(g)	361

Total minimum annual distributions(g)	18,071

Surplus/(Shortfall)(h)	$(4,452)

(a)	Unaudited pro forma cash available for distribution for the twelve months ended March 31, 2006 was derived by combining pro forma amounts for the nine months ended December 31, 2005 and the three months ended March 31, 2006.

(b)	Reflects our pro forma net income for the period indicated and gives effect to the offering and the related transactions.

(c)	In connection with the closing of this offering, we anticipate that our operating partnership will enter into a credit agreement in an aggregate principal amount of up to $225.0 million. There will be two facilities under our credit agreement, including a term loan facility of $125.0 million and a revolving credit facility of up to $100.0 million. We expect to borrow $125.0 million under the term loan facility at the closing of this offering.

(d)	EBITDA is defined as net income plus interest expense and depreciation expense. Please read “Selected Historical and Pro Forma Financial and Operating Data — Non-GAAP Financial Measures” for more information regarding EBITDA.

(e)	Reflects an adjustment to our EBITDA for an estimated incremental cash expense associated with being a publicly traded limited partnership, including costs associated with annual and quarterly reports to unitholders, financial statement audit, tax return and Schedule K-1 preparation and distribution, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs and director compensation. The unaudited pro forma financial statements do not reflect this anticipated incremental selling, general and administrative expense.

(f)	Reflects pro forma maintenance capital expenditures. Maintenance capital expenditures are capital expenditures made to maintain the existing operating capacity of our assets and related cash flows further extending the useful lives of the assets.

(g)	The table below sets forth the assumed number of outstanding common units, subordinated units and general partner units upon the closing of this offering and the estimated aggregate distribution amounts payable on our common units, subordinated units and general partner units for four quarters at our initial distribution rate of $0.35 per common unit per quarter ($1.40 per common unit on an annualized basis).

		Distributions

	Number of Units	One Quarter	Four Quarters

Publicly held common units	5,500,000	$1,925,000	$7,700,000
Common units held by Universal Compression Holdings	825,000	288,750	1,155,000
Subordinated units held by Universal Compression Holdings	6,325,000	2,213,750	8,855,000
General partner units held by Universal Compression Holdings	258,163	90,357	361,428

Total	12,908,163	$4,517,857	$18,071,428

(h)	Pro forma cash distributions are based on an assumed distribution of $0.35 per common unit per quarter. Our pro forma cash available for distribution for the twelve months ended March 31, 2006 would have been sufficient to pay the full minimum quarterly distribution on the common units and 51% of the minimum quarterly distribution on the subordinated units during this period.
Estimated Cash Available for Distribution for the Twelve Months Ending June 30, 2007
          As a result of the factors described in this “— Estimated Cash Available for Distribution for the Twelve Months Ending June 30, 2007” and “— Assumptions and Considerations” below, we believe we will be able to pay the minimum quarterly distribution on all of our common units, subordinated units and general partner units for each quarter in the twelve months ending June 30, 2007.
          In order to pay the minimum quarterly distribution on all our common units and subordinated units of $0.35 per unit per complete quarter, we estimate that our EBITDA for the twelve months ending June 30, 2007 must be at least $34.7 million. EBITDA should not be considered an alternative to net income, operating income, cash flows from operating activities or any other measure of financial performance calculated in accordance with GAAP, as those items are used to our measure operating performance, liquidity or ability to service debt obligations. Please read “Selected Historical and Pro Forma Financial and Operating Data — Non-GAAP Financial Measures” for an explanation of EBITDA and a reconciliation of EBITDA to its most directly comparable financial measure calculated in and presented in accordance with GAAP.
          We also anticipate that if our EBITDA for such period is at or above our estimate, we would be permitted to make the minimum quarterly distributions on all the common units, subordinated units and general partner units under the applicable covenants, if any, under our new revolving and term loan credit facilities.
          We believe we will generate estimated EBITDA of $36.8 million for the twelve months ending June 30, 2007. You should read “— Assumptions and Considerations” below for a discussion of the material assumptions underlying this belief, which reflect our judgment of conditions we expect to exist and the course of action we expect to take. If our estimate is not achieved, we may not be able to pay the minimum quarterly distribution on all our units. We can give you no assurance that our assumptions will be realized or that we will generate the $34.7 million in EBITDA required to pay the minimum quarterly distribution on all our common units, subordinated units and general partner units. There will likely be differences between our estimates and the actual results we will achieve and those differences could be material. If we do not generate the estimated minimum EBITDA or if our maintenance capital expenditures or interest expense are higher than estimated, we may not be able to pay the minimum quarterly distribution on all units.
          When considering our ability to generate our estimated EBITDA of $36.8 million, you should keep in mind the risk factors and other cautionary statements under the heading “Risk Factors” and elsewhere in this prospectus. Any of these factors or the other risks discussed in this prospectus could cause our results of operations and cash available for distribution to our unitholders to vary significantly from those set forth below.
          We do not as a matter of course make public projections as to future sales, earnings, or other results. However, our management has prepared the prospective financial information set forth below to present the estimated cash available for distribution for the twelve months ending June 30, 2007. The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of our management’s knowledge and belief, the expected course of action and our expected future financial performance. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information.
          Neither our independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.
          We do not undertake any obligation to release publicly the results of any future revisions we may make to the financial forecast or to update this financial forecast to reflect events or circumstances after the date in this prospectus. In light of the above, the statement that we believe that we will have sufficient cash available for distribution to allow us to make the full minimum quarterly distribution on all our outstanding common units, subordinated units and general partner units for each quarter through June 30, 2007 should not be regarded as a representation by us or the underwriters of any other person that we will make such a distribution.

          The following table shows how we calculate the estimated EBITDA necessary to pay the minimum quarterly distribution on all our common units, subordinated units and general partner units through June 30, 2007. Our estimated EBITDA is based on the projected results of operations from all of our operating subsidiaries for the twelve months ending June 30, 2007. The assumptions that we have made that we believe are relevant to particular line items in the table below are explained in the corresponding footnotes set forth in “— Assumptions and Considerations.”
Universal Compression Partners, L.P.
Estimated Cash Available for Distribution

Twelve Months
Ending
June 30, 2007

(In thousands,
except per unit
amounts)
Revenue	$66,427
Cost of sales (excluding depreciation expense)	19,914

Gross margin	46,513
Selling, general and administrative expenses	9,747
Depreciation	11,484
Interest expense	10,171

Net income	$15,111
Adjustments to reconcile net income to estimated EBITDA:
Add:
Depreciation	11,484
Interest expense	10,171

Estimated EBITDA	$36,766
Adjustments to reconcile estimated EBITDA to estimated cash available for distribution:
Less:
Interest expense	10,171
Maintenance capital expenditures	6,479

Estimated cash available for distribution	$20,116

Per unit minimum annual distribution	$1.40
Annual distributions to:
Publicly held common units	$7,700
Common units held by affiliates of our general partner	1,155
Subordinated units held by affiliates of our general partner	8,855
General partner units held by our general partner	361

Total minimum annual cash distributions	$18,071

Excess of cash available for distributions over minimum annual distributions	$2,045

Calculation of minimum estimated EBITDA necessary to pay minimal annual cash distributions:
Estimated EBITDA	$36,766
Less:
Excess of cash available for distributions over minimum annual distributions	2,045

Minimum estimated EBITDA necessary to pay minimum annual cash distributions	$34,721

Assumptions and Considerations
          Based on a number of specific assumptions, we believe that, following completion of this offering, we will have sufficient cash available for distribution to allow us to make the full minimum quarterly distribution on all our outstanding common units, subordinated units and general partner units for each quarter through June 30, 2007. These assumptions include the following:

Revenue

•	Revenue is assumed to be $66.4 million for the twelve months ending June 30, 2007, as compared to $36.8 million and $15.3 million for the nine months ended December 31, 2005 and the three months ended March 31, 2006 on a pro forma basis, respectively. The reasons for the anticipated increase in our revenue are presented in the bullet points below.

•	The amount of operating horsepower serving the compression requirements of our customers is assumed to grow at 1.0% per quarter during the twelve months ending June 30, 2007. For the three month periods ended September 30, 2005, December 31, 2005 and March 31, 2006, our average operating horsepower increased 4.1%, 7.4% and 3.9%, compared to the respective preceding quarter.

•	We have recently enacted a price increase that is expected to increase our average fee per operating horsepower by approximately 4.1% for the quarter ending September 30, 2006 as compared to our latest fiscal quarter ended March 31, 2006.

•	After giving effect to the price increase discussed above, we have assumed that our average fee per operating horsepower will remain constant for the twelve months ending June 30, 2007. For the three month periods ended September 30, 2005, December 31, 2005 and March 31, 2006, our average fee per operating horsepower increased by 4.1%, 1.5% and 5.0%, compared to the respective preceding quarter.

Cost of Sales (excluding Depreciation Expense)

•	Cost of sales (excluding depreciation expense) is assumed to be $19.9 million for the twelve months ending June 30, 2007, as compared to $11.8 million and $4.7 million for the nine months ended December 31, 2005 and the three months ended March 31, 2006 on a pro forma basis, respectively.

•	The average cost of sales per horsepower for our operating equipment is assumed to increase by 0.75% per quarter for the twelve months ending June 30, 2007 due to inflation and labor cost increases. For the three month periods ended September 30, 2005, December 31, 2005 and March 31, 2006, our average cost of sales per operating horsepower increased by 10.7%, 3.9% and 2.3%, compared to the respective preceding quarter. The increases in cost of sales per horsepower in each of these periods resulted from (1) increases in costs due to higher incidents of engine failures, (2) higher than normal mechanical problems occurring in the periods and (3) stronger than average start-up activity, which requires start-up expenses not experienced in subsequent months. Due to the lower start-up activity assumed in the twelve month period ending June 30, 2007 and the assumption that mechanical failures return to historical levels, we do not anticipate cost of sales per horsepower increases to occur at such levels in the twelve month period ending June 30, 2007.

Selling, General and Administrative Expenses

•	Selling, general and administrative expenses are estimated to be $9.7 million for the twelve months ending June 30, 2007, consisting of $7.2 million of selling, general and administrative expenses allocated to us based on the allocation procedure discussed below and $2.5 million of estimated incremental selling, general and administrative expenses relating to our operating as a separate publicly traded limited partnership. For the nine months ended December 31, 2005 and the three months ended March 31, 2006 on a pro forma basis, our selling, general and administrative expenses were $3.4 million and $1.6 million, respectively, which does not include our assumed incremental selling, general and administrative expenses relating to our operating as a publicly traded limited partnership.

•	Selling, general and administrative expenses will be allocated to us from Universal Compression Holdings pursuant to the terms of the omnibus agreement we will enter into in connection with the closing of the offering. The omnibus agreement will provide that all aggregate indirect costs associated with Universal Compression Holdings’ domestic contract compression business and our business, including selling, general and administrative expenses, will be allocated to, and reimbursable by, us on a pro rata basis at Universal Compression Holdings’ actual cost based on the amount of compression horsepower owned by us relative to the amount owned by Universal Compression Holdings’ domestic contract compression business as of the end of each fiscal quarter, or in accordance with such other method as our general partner deems reasonable and appropriate. Please read “Certain Relationships and Related Party Transactions — Omnibus Agreement — Provision of Services Necessary to Operate Our Business” for additional information regarding the terms of the omnibus agreement.

Depreciation Expense

•	Depreciation expense is estimated to be $11.5 million for the twelve months ending June 30, 2007, as compared to $6.8 million and $2.5 million for the nine months ended December 31, 2005 and the three months ended March 31, 2006 on a pro forma basis, respectively. Depreciation expense is assumed to continue to be based on consistent average depreciable asset lives and depreciation methodologies, taking into account estimated capital expenditures as described below.

Capital Expenditures

•	Maintenance capital expenditures are assumed to be approximately $6.5 million for the twelve months ending June 30, 2007, as compared to $4.3 million and $0.9 million for the nine months ended December 31, 2005 and the three months ended March 31, 2006 on a pro forma basis, respectively.

•	Maintenance capital expenditures are estimated based on an analysis of the anticipated overhaul requirements of the specific compression equipment to be included in the business to be contributed to us in connection with the closing of the offering.

•	Expansion capital expenditures are estimated to be approximately $22.5 million for the twelve months ending June 30, 2007, consisting of the purchase of newly fabricated or idle compression equipment from Universal Compression Holdings to enable us to meet the expected increase in our customers’ compression services requirements. Expansion capital expenditures were $5.1 million and $2.0 million for the nine months ended December 31, 2005 and the three months ended March 31, 2006 on a pro forma basis, respectively.

Financing

•	In connection with the closing of this offering, we anticipate that our operating partnership will enter into a credit agreement in an aggregate principal amount of up to $225.0 million. There will be two facilities under our credit agreement, including a term loan facility of $125.0 million and a revolving credit facility of up to $100.0 million.

•	Our debt levels are assumed not to exceed $147.5 million, consisting of $125.0 million initially drawn under our term loan facility and $22.5 million estimated to be drawn under our revolving credit facility to finance all of our estimated expansion capital expenditures.

•	Interest expense for the twelve months ending June 30, 2007 is estimated based on an assumed 7.0% interest rate on all of our outstanding debt.

•	We assume that we will remain in compliance with the restrictive financial covenants, if any, in our future debt agreements.
          While we believe that our assumptions supporting our estimated EBITDA and cash available for distribution for the twelve months ending June 30, 2007 are reasonable in light of management’s current beliefs concerning future events, the assumptions are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those we anticipate. If our assumptions are not realized, the actual EBITDA and cash available for distribution that we generate could be substantially less than that currently expected and could, therefore, be insufficient to permit us to make the full minimum quarterly distribution on all of our units, in which event the market price of the common units may decline materially.

PROVISIONS OF OUR PARTNERSHIP AGREEMENT
RELATING TO CASH DISTRIBUTIONS
          Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.
Distributions of Available Cash
          General. Within 45 days after the end of each quarter, beginning with the quarter ending September 30, 2006, we will distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the quarterly distribution for the period from the closing of this offering through September 30, 2006 based on the actual length of the period.
          Definition of Available Cash. Available cash generally means, for any quarter, all cash on hand at the end of that quarter:

•	less the amount of cash reserves established by our general partner to:

•	provide for the proper conduct of our business;

•	comply with applicable law, any of our debt instruments or other agreements; or

•	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters;

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter for which the determination is being made. Working capital borrowings are generally borrowings that will be made under our revolving credit facility and in all cases are used solely for working capital purposes or to pay distributions to partners.
          Intent to Distribute the Minimum Quarterly Distribution. We will distribute to the holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.35 per unit, or $1.40 per year, to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. However, there is no guarantee that we will pay the minimum quarterly distribution on the units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement. We will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is existing, under our credit agreement. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Our Liquidity and Capital Resources — Description of Credit Facility” for a discussion of the restrictions to be included in our credit agreement that may restrict our ability to make distributions.
          General Partner Interest and Incentive Distribution Rights. Initially, our general partner will be entitled to 2% of all quarterly distributions since inception that we make prior to our liquidation. This general partner interest will be represented by 258,163 general partner units. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current general partner interest. The general partner’s initial 2% interest in these distributions may be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest.
          Our general partner also currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 50%, of the cash we distribute from operating surplus (as defined below) in excess of $0.4025 per unit per quarter. The maximum distribution of 50% includes distributions paid to our general partner on its 2% general partner interest and assumes that our general partner maintains its general partner interest at 2%. The maximum distribution of 50% does not include any distributions that our general partner may receive on units that it owns. Please read “— General Partner Interest and Incentive Distribution Rights” for additional information.
Operating Surplus and Capital Surplus
          General. All cash distributed to unitholders will be characterized as either “operating surplus” or “capital surplus.” Our partnership agreement requires that we distribute available cash from operating surplus differently than available cash from capital surplus.
          Operating Surplus. Operating surplus generally consists of:

•	our cash balance on the closing date of this offering; plus

•	$20.0 million (as described below); plus

•	all of our cash receipts after the closing of this offering, excluding cash from (1) borrowings that are not working capital borrowings, (2) sales of equity and debt securities, and (3) sales or other dispositions of assets outside the ordinary course of business; plus

•	working capital borrowings made after the end of the quarter but before the date of determination of operating surplus for the quarter; less

•	all of our operating expenditures after the closing of this offering (including the repayment of working capital borrowings, but not the repayment of other borrowings) and maintenance capital expenditures; less

•	the amount of cash reserves established by our general partner for future operating expenditures.
          Maintenance capital expenditures represent capital expenditures made to maintain the existing operating capacity of our assets and related cash flows further extending the useful lives of the assets. Expansion capital expenditures differ from maintenance capital expenditures and represent capital expenditures made to expand or to replace partially or fully depreciated assets or to expand the operating capacity or revenue of existing or new assets, whether through construction, acquisition or modification. Our partnership agreement provides that our general partner determines how to allocate a capital expenditure for the acquisition or expansion of our assets between maintenance capital expenditures and expansion capital expenditures.
          Capital Surplus. Capital surplus consists of:

•	borrowings other than working capital borrowings;

•	sales of our equity and debt securities; and

•	sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirement or replacement of assets.
          Characterization of Cash Distributions. We will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As reflected above, operating surplus includes $20.0 million. This amount does not reflect actual cash on hand that is available for distribution to our unitholders. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to this amount of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities, and borrowings, that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Subordination Period
          General. Our partnership agreement provides that, during the subordination period (which we define below and in Appendix B), the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.35 per common unit per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. These units are deemed “subordinated” because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions until the common units have received the minimum quarterly distribution plus any arrearages from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the existence of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units. As of the closing of this offering, all of the subordinated units will be owned by one or more affiliates of Universal Compression Holdings. Please read “Security Ownership of Certain Beneficial Owners and Management.”
          Subordination Period. The subordination period will extend until the first day of any quarter beginning after September 30, 2011 that each of the following tests are met:

•	distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units equaled or exceeded the minimum quarterly distributions on such common units, subordinated units and general partner units for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units, subordinated units and general partner units during those periods on a fully diluted basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.
          Expiration of the Subordination Period. When the subordination period expires, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions of available cash. In addition, if the unitholders remove our general partner other than for cause and units held by the general partner and its affiliates are not voted in favor of such removal:

•	the subordination period will end and each subordinated unit will immediately convert into one common unit;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	the general partner will have the right to convert its general partner interest and its incentive distribution rights, if any, into common units or to receive cash in exchange for those interests.
          Early Termination of Subordination Period. The subordinated units may convert into common units prior to September 30, 2011 under either of two different scenarios.
          If the tests for ending the subordination period described above are satisfied for any three consecutive four-quarter periods ending on or after September 30, 2009, 25% of the subordinated units will convert into common units on a one-for-one basis. Similarly, if those tests are also satisfied for any three consecutive four-quarter periods ending on or after September 30, 2010, an additional 25% of the subordinated units will convert into common units on a one-for-one basis. The second early conversion of subordinated units may not occur, however, until at least one year following the end of the period for the first early conversion of subordinated units.
          In addition, the subordination period will automatically terminate on the first day of any quarter beginning on September 30, 2008 if each of the following tests are met:

•	distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units equaled or exceeded $2.10 (150% of the annualized minimum quarterly distribution on such common units, subordinated units and general partner units) for any four-quarter period immediately preceding that date;

•	the “adjusted operating surplus” (as defined below) generated during any four-quarter period immediately preceding that date equaled or exceeded the sum of a distribution of $2.10 (150% of the annualized minimum quarterly distribution) on all of the outstanding common units, subordinated units and general partner units on a fully diluted basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.
          Adjusted Operating Surplus. Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and drawdowns of reserves of cash generated in prior periods. Adjusted operating surplus consists of:

•	operating surplus generated with respect to that period; less

•	any net increase in working capital borrowings with respect to that period; less

•	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to the period; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.
Distributions of Available Cash from Operating Surplus During the Subordination Period
          We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•	first, 98% to the common unitholders, pro rata, and 2% to the general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•	second, 98% to the common unitholders, pro rata, and 2% to the general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•	third, 98% to the subordinated unitholders, pro rata, and 2% to the general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “— General Partner Interest and Incentive Distribution Rights” below.
          The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.

Distributions of Available Cash from Operating Surplus after the Subordination Period
          We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to the general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “— General Partner Interest and Incentive Distribution Rights” below.
          The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.
General Partner Interest and Incentive Distribution Rights
          Our partnership agreement provides that our general partner initially will be entitled to 2% of all distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its 2% general partner interest if we issue additional units. Our general partner’s 2% interest, and the percentage of our cash distributions to which it is entitled, will be proportionately reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us in order to maintain its 2% general partner interest. Our general partner will be entitled to make a capital contribution in order to maintain its 2% general partner interest in the form of the contribution to us of common units based on the current market value of the contributed common units.
          Incentive distribution rights represent the right to receive an increasing percentage (13%, 23% and 48%) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement.
          The following discussion assumes that the general partner maintains its 2% general partner interest and continues to own the incentive distribution rights.
          If for any quarter:

•	we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;
then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and the general partner in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to the general partner, until each unitholder receives a total of $0.4025 per unit for that quarter (the “first target distribution”);

•	second, 85% to all unitholders, pro rata, and 15% to the general partner, until each unitholder receives a total of $0.4375 per unit for that quarter (the “second target distribution”);

•	third, 75% to all unitholders, pro rata, and 25% to the general partner, until each unitholder receives a total of $0.525 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50% to all unitholders, pro rata, and 50% to the general partner.

          In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution.
Percentage Allocations of Available Cash from Operating Surplus
          The following table illustrates the percentage allocations of the additional available cash from operating surplus between the unitholders and our general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Per Unit,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and the general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner include its 2% general partner interest and assume our general partner has contributed any additional capital to maintain its 2% general partner interest and has not transferred its incentive distribution rights.

		Marginal Percentage
		Interest in
	Total Quarterly	Distributions
	Distribution Per Unit
			General
	Target Amount	Unitholders	Partner

Minimum Quarterly Distribution	$0.35	98%	2%
First Target Distribution	above $0.35 up to $0.4025	98%	2%
Second Target Distribution	above $0.4025 up to $0.4375	85%	15%
Third Target Distribution	above $0.4375 up to $0.525	75%	25%
Thereafter	above $0.525	50%	50%
Distributions from Capital Surplus
          How Distributions from Capital Surplus Will Be Made. Our partnership agreement requires that we make distributions of available cash from capital surplus, if any, in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to the general partner, until we distribute for each common unit that was issued in this offering, an amount of available cash from capital surplus equal to the initial public offering price;

•	second, 98% to the common unitholders, pro rata, and 2% to the general partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.
          Effect of a Distribution from Capital Surplus. Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for the general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

          Once we distribute capital surplus on a unit issued in this offering in an amount equal to the initial unit price, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels will be reduced to zero. Our partnership agreement specifies that we then make all future distributions from operating surplus, with 50% being paid to the holders of units and 50% to the general partner. The percentage interests shown for our general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights.
Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels
          In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, our partnership agreement specifies that the following items will be proportionately adjusted:

•	the minimum quarterly distribution;

•	target distribution levels;

•	the unrecovered initial unit price; and

•	the number of common units into which a subordinated unit is convertible.
          For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level and each subordinated unit would be convertible into two common units. Our partnership agreement provides that we not make any adjustment by reason of the issuance of additional units for cash or property.
          In addition, if legislation is enacted or if existing law is modified or interpreted by a governmental taxing authority, so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels for each quarter will be reduced by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter and the denominator of which is the sum of available cash for that quarter plus the general partner’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.
Distributions of Cash Upon Liquidation
          General. If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and the general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.
          The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of the general partner.

          Manner of Adjustments for Gain. The manner of the adjustment for gain is set forth in the partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to the partners in the following manner:

•	first, to the general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	second, 98% to the common unitholders, pro rata, and 2% to the general partner, until the capital account for each common unit is equal to the sum of: (1) the unrecovered initial unit price; (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and (3) any unpaid arrearages in payment of the minimum quarterly distribution;

•	third, 98% to the subordinated unitholders, pro rata, and 2% to the general partner until the capital account for each subordinated unit is equal to the sum of: (1) the unrecovered initial unit price; and (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•	fourth, 98% to all unitholders, pro rata, and 2% to the general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 98% to the unitholders, pro rata, and 2% to the general partner, for each quarter of our existence;

•	fifth, 85% to all unitholders, pro rata, and 15% to the general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85% to the unitholders, pro rata, and 15% to the general partner for each quarter of our existence;

•	sixth, 75% to all unitholders, pro rata, and 25% to the general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 75% to the unitholders, pro rata, and 25% to the general partner for each quarter of our existence; and

•	thereafter, 50% to all unitholders, pro rata, and 50% to the general partner.
          The percentage interests set forth above for our general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights.
          If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.
          Manner of Adjustments for Losses. If our liquidation occurs before the end of the subordination period, we will generally allocate any loss to the general partner and the unitholders in the following manner:

•	first, 98% to holders of subordinated units in proportion to the positive balances in their capital accounts and 2% to the general partner, until the capital accounts of the subordinated unitholders have been reduced to zero;

•	second, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to the general partner, until the capital accounts of the common unitholders have been reduced to zero; and

•	thereafter, 100% to the general partner.
          If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.
          Adjustments to Capital Accounts. Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement specifies that we allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and the general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, our partnership agreement requires that we allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in the general partner’s capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA
          The following table shows selected historical consolidated financial and operating data of Universal Compression Partners Predecessor and pro forma financial and operating data of Universal Compression Partners, L.P. for the periods and as of the dates presented. The historical financial statements included in this prospectus reflect the business of the Domestic Contract Compression Segment of Universal Compression Holdings. We refer to this business as Universal Compression Partners Predecessor or our Predecessor. In connection with this offering, Universal Compression Holdings and various wholly-owned subsidiaries will contribute a portion of the business of our Predecessor to us. Since our operations will only represent a portion of the business of our Predecessor and due to the other factors described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview — Items Impacting the Comparability of Our Financial Results,” our future results of operations will not be comparable to our Predecessor’s historical results.
          In December 2005, Universal Compression Holdings changed its fiscal year end from March 31 to December 31, effective in 2005. As a result, the selected historical financial and operating data below for Universal Compression Partners Predecessor includes the nine month periods ended December 31, 2004 and 2005 and the pro forma financial and operating data below for Universal Compression Partners, L.P. includes the nine month period ended December 31, 2005.
          The selected historical financial data as of March 31, 2004, March 31, 2005 and December 31, 2005, as well as the selected historical financial data for the twelve months ended March 31, 2004 and 2005 and the nine months ended December 31, 2005 have been derived from the audited combined financial statements of Universal Compression Partners Predecessor. The selected historical financial data as of December 31, 2004 and March 31, 2006, as well as the selected historical financial data for the nine months ended December 31, 2004, the twelve months ended March 31, 2002 and 2003 and the three months ended March 31, 2005 and 2006 have been derived from the unaudited combined financial statements of Universal Compression Partners Predecessor. The selected pro forma financial data for the nine months ended December 31, 2005 and the three months ended March 31, 2006 are derived from the unaudited pro forma financial statements of Universal Compression Partners, L.P. included elsewhere in this prospectus. The pro forma adjustments have been prepared as if certain transactions to be effected at the closing of this offering had taken place on March 31, 2006, in the case of the pro forma balance sheet, or as of April 1, 2005, in the case of the pro forma statements of operations for the nine months ended December 31, 2005 and the three months ended March 31, 2006. These transactions include:

•	the issuance by us of common units to the public and the use of the net proceeds therefrom;

•	the contribution by Universal Compression Holdings of a portion of its domestic contract compression business to us;

•	our assumption of $223.2 million of debt from Universal Compression Holdings; and

•	our use of net proceeds of approximately $123.8 million (net of debt financing fees) under our new term loan facility to repay the portion of the assumed debt not repaid with the net proceeds from this offering.
          We derived the information in the following table from, and that information should be read together with and is qualified in its entirety by reference to, the historical combined and pro forma financial statements and the accompanying notes included elsewhere in this prospectus. The table should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

          The following table includes the non-GAAP financial measures of EBITDA and gross margin. We define EBITDA as net income plus interest expense and depreciation expense. We define gross margin as total revenue less cost of sales (excluding depreciation expense). For a reconciliation of EBITDA and gross margin to their most directly comparable financial measures calculated and presented in accordance with GAAP, please read “— Non-GAAP Financial Measures.”

									Universal Compression
	Predecessor								Partners, L.P. Pro Forma

									Nine	Three
	Twelve Months Ended				Nine Months Ended		Three Months Ended		Months	Months
	March 31,				December 31,		March 31,		Ended	Ended
									December 31,	March 31,
	2002	2003	2004	2005	2004	2005	2005	2006	2005	2006

	(dollars in thousands, except per unit and operating data)
Statement of Operations Data:
Revenue	$267,550	$265,465	$280,951	$296,239	$219,321	$248,414	$76,918	$94,045	$36,816	$15,292
Gross margin(1)	169,892	169,868	178,543	186,865	139,187	160,256	47,678	61,131	24,973	10,608
Selling, general and administrative expenses	23,838	24,050	26,076	26,319	19,158	22,437	7,161	9,451	3,437	1,564
Depreciation	29,156	39,714	59,020	62,920	46,391	52,595	16,529	18,809	6,787	2,501
Interest expense, net	—	—	—	—	—	—	—	—	6,919	2,306
Other (income) loss, net	(286)	(799)	600	(344)	208	1,220	(552)	(50)	—	—

Net income	$117,184	$106,903	$92,847	$97,970	$73,430	$84,004	$24,540	$32,921	$7,830	$4,237

Pro forma net income per limited partner unit									$0.61	$0.33
Balance Sheet Data (at period end):
Working capital(2)	$18,299	$15,443	$12,172	$14,038	$13,732	$16,058	$14,038	$29,033		$—
Total assets	726,923	1,344,737	1,290,011	1,296,318	1,303,950	1,275,922	1,296,318	1,289,346		198,502
Long-term debt	—	—	—	—	—	—	—	—		125,000
Partners’ capital/net parent equity	721,749	1,341,041	1,286,174	1,290,289	1,299,063	1,268,938	1,290,289	1,283,406		73,502
Other Financial Data:
EBITDA(3)	$146,340	$146,617	$151,867	$160,890	$119,821	$136,599	$41,069	$51,730	$21,536	$9,044
Capital expenditures:
Expansion(4)(5)	$106,531	$31,569	$24,271	$46,637	$34,530	$33,550	$12,107	$11,948	$5,107	$1,980
Maintenance(5)(6)	23,950	25,579	24,388	35,745	26,545	28,057	9,200	5,668	4,296	940
Cash flows provided by (used in):
Operating activities	$139,483	$148,917	$155,085	$158,464	$117,708	$135,207	$40,756	$38,707
Investing activities	(145,790)	(44,043)	(17,858)	(68,582)	(49,697)	(53,829)	(18,885)	(17,411)
Financing activities	6,307	(104,874)	(137,227)	(89,882)	(68,011)	(81,378)	(21,871)	(21,296)
Operating Data:
Total available horsepower (at period end)	1,890,935	1,957,015	1,903,614	1,925,189	1,908,439	1,965,337	1,925,189	1,968,481	319,828	331,191
Average operating horsepower	1,592,435	1,602,093	1,646,342	1,675,242	1,662,058	1,759,949	1,716,906	1,803,029	297,051	325,895
Horsepower utilization:
Spot (at period end)	83.9%	83.1%	85.0%	89.9%	89.6%	91.9%	89.9%	91.7%	100.0%	100.0%
Average	88.0%	83.0%	85.0%	88.0%	87.5%	90.7%	89.6%	91.7%	100.0%	100.0%

(1)	Please read “— Non-GAAP Financial Measures” for more information regarding gross margin.

(2)	Working capital is defined as current assets minus current liabilities.

(3)	Please read “— Non-GAAP Financial Measures” for more information regarding EBITDA.

(4)	Expansion capital expenditures are capital expenditures made to expand or to replace partially or fully depreciated assets or to expand the operating capacity or revenue of existing or new assets, whether through construction, acquisition or modification.

(5)	Pro forma capital expenditures were estimated by multiplying our Predecessor’s expansion and maintenance capital expenditures per average available horsepower by the pro forma average available horsepower of Universal Compression Partners, L.P. for each period.

(6)	Maintenance capital expenditures are capital expenditures made to maintain the existing operating capacity of our assets and related cash flows further extending the useful lives of the assets.

Non-GAAP Financial Measures
          We include in this prospectus the non-GAAP financial measures of EBITDA and gross margin. We provide reconciliations of these non-GAAP financial measures to their most directly comparable financial measures as calculated and presented in accordance with GAAP.
          We define EBITDA as net income plus interest expense and depreciation expense. EBITDA is used as a supplemental performance measure by our management and by external users of our financial statements, such as investors, commercial banks, research analysts and others, to assess:

•	financial performance of our assets without regard to financing methods, capital structure or historical cost basis;

•	our operating performance and return on capital as compared to those of other companies in the midstream energy industry, without regard to financing methods or capital structure; and

•	the viability of acquisitions and capital expenditure projects and the overall rates of return on alternative investment opportunities.
          EBITDA is also a financial measurement that we expect will be reported to our lenders and used as a gauge for compliance with some of our anticipated financial covenants under our credit facility. Our EBITDA may not be comparable to a similarly titled measure of another company because other entities may not calculate EBITDA in the same manner.
          Although interest expense is a material expense for us and it reflects an important component of our overall performance, as it reflects costs incurred to finance our operations, interest expense also reflects the impact of our financial arrangements in ways that are unrelated to the shorter-term performance of our operations. EBITDA removes the effect of the performance of these past historical financial transactions, whether beneficial or detrimental to our GAAP results, both in the current period and from period-to-period, so that the performance of the core operations can be more transparently evaluated.
          Although we are a capital-intensive business and depreciation expense is a material expense for us, this expense may not accurately reflect the costs required to maintain and replenish the operational usage of our assets and therefore may not portray the costs from current operational transaction activity. Rather, depreciation expense reflects the systematic allocation of the historical fixed asset values over the estimated useful lives of those assets.
          EBITDA should not be considered an alternative to, or more meaningful than, net income, operating income, cash flows from operating activities or any other measure of financial performance presented in accordance with GAAP as measures of operating performance, liquidity or ability to service debt obligations.
          We define gross margin as total revenue, less cost of sales (excluding depreciation expense). Gross margin is included as a supplemental disclosure because it is a primary performance measure used by our management as it represents the results of service fee revenue and cost of sales (excluding depreciation expense), which are key components of our operations. As an indicator of our operating performance, gross margin should not be considered an alternative to, or more meaningful than, net income as determined in accordance with GAAP. Our gross margin may not be comparable to a similarly titled measure of another company because other entities may not calculate gross margin in the same manner.

          The following table reconciles net income to EBITDA and gross margin:

									Universal Compression
	Predecessor								Partners, L.P. Pro Forma

									Nine	Three
	Twelve Months Ended				Nine Months Ended		Three Months Ended		Months	Months
	March 31,				December 31,		March 31,		Ended	Ended
									December 31,	March 31,
	2002	2003	2004	2005	2004	2005	2005	2006	2005	2006

	(dollars in thousands)
Net income	$117,184	$106,903	$92,847	$97,970	$73,430	$84,004	$24,540	$32,921	$7,830	$4,237
Interest expense, net	—	—	—	—	—	—	—	—	6,919	2,306
Depreciation	29,156	39,714	59,020	62,920	46,391	52,595	16,529	18,809	6,787	2,501

EBITDA	146,340	146,617	151,867	160,890	119,821	136,599	41,069	51,730	21,536	9,044
Other (income) loss, net	(286)	(799)	600	(344)	208	1,220	(552)	(50)	—	—
Selling, general and administrative expenses	23,838	24,050	26,076	26,319	19,158	22,437	7,161	9,451	3,437	1,564

Gross margin	$169,892	$169,868	$178,543	$186,865	$139,187	$160,256	$47,678	$61,131	$24,973	$10,608

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
          The historical financial statements included elsewhere in this prospectus reflect the assets, liabilities and operations of Universal Compression Holdings’ Domestic Contract Compression Segment, which we refer to as Universal Compression Partners Predecessor or our Predecessor. In connection with this offering, approximately 17% (by available horsepower) of our Predecessor is being contributed to us by Universal Compression Holdings, Inc. (along with its subsidiaries “Universal Compression Holdings”). The following discussion analyzes the historical financial condition and results of operations of our Predecessor. You should read the following discussion of the historical financial condition and results of operations for our Predecessor in conjunction with our Predecessor’s historical combined financial statements and notes and the pro forma financial statements for Universal Compression Partners, L.P. included elsewhere in this prospectus.
Overview
          We are a Delaware limited partnership recently formed by Universal Compression Holdings to provide natural gas contract compression services to customers throughout the United States. Our contract compression services include designing, sourcing, owning, installing, operating, servicing, repairing and maintaining equipment to provide compression to our customers. Following this offering, we will have a fleet of approximately 850 compressor units, comprising approximately 330,000 horsepower, or approximately 17% (by available horsepower) of Universal Compression Holdings’ domestic contract compression business. We and our customers typically contract for our services on an application specific, or site-by-site basis. While our contracts typically have terms of six months, they generally have run for a term of three years. We charge a fixed monthly fee for our compression services. Our customers generally are required to pay our monthly fee even during periods of limited or disrupted natural gas flows.
          Generally, our overall business activity and revenue increase as the demand for natural gas increases. Demand for our compression services is linked more directly to natural gas consumption and production than to exploration activities, which limits our direct exposure to commodity price risk. Because we do not take title to the natural gas we compress, and because the natural gas we use as fuel for our compressors is provided to us by our customers, our direct exposure to commodity price risk is further reduced.
Items Impacting the Comparability of Our Financial Results
          Our future results of operations may not be comparable to the historical results of operations for the periods presented below for our Predecessor, for the reasons described below:

•	Only approximately 17% (by available horsepower) of our Predecessor will be contributed to us upon closing of this offering. Accordingly, the results of operations of our Predecessor reflect a substantially larger business than the business to be contributed to us;

•	Due to the contribution only of operating horsepower in connection with this offering, our utilization will initially be 100%, which is higher than the historical utilization achieved by our Predecessor. We expect our utilization rate to decline over time, ultimately approximating the utilization rates of our Predecessor;

•	Because the average horsepower of the compression assets contributed to us is larger than the average horsepower of the fleet of our Predecessor, we will initially generate lower revenue per horsepower and incur lower costs per horsepower than our Predecessor, and we will generate a higher gross margin percentage than our Predecessor’s historical gross margin percentage; however, we expect this difference to become less pronounced over time as we acquire additional assets and grow our business;

•	Because our revenue per horsepower will initially be lower than that for our Predecessor and because our selling, general and administrative expenses will be allocated to us by Universal

Compression Holdings based on horsepower, our selling, general and administrative expenses initially will be higher as a percentage of revenue than historically experienced by our Predecessor;

•	In addition, upon completion of this offering, we anticipate incurring incremental general and administrative expenses of approximately $2.5 million per year as a result of being a publicly traded limited partnership, including costs associated with annual and quarterly reports to unitholders, financial statement audit, tax return and Schedule K-1 preparation and distribution, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs and director compensation;

•	No working capital will be contributed to us in connection with this offering; and

•	Upon closing of this offering, we will borrow approximately $125 million under a new term loan and incur related interest expense, whereas our Predecessor historically had no debt.
Industry Conditions and Trends
          U.S. Natural Gas Industry. Natural gas consumption in the United States has increased by approximately 1.1% per annum since 1990 and is expected to increase by 0.7% per annum until 2030 according to the Energy Information Administration. We expect demand for natural gas compression will grow at rates higher than the growth rates for demand for natural gas due to the industry fundamentals described in “Natural Gas Compression Industry.”
          U.S. Natural Gas Compression Services Industry. The U.S. natural gas compression services industry experienced a significant increase in demand from the early 1990s to the early 2000s. We estimate that 6.0 million horsepower of compression is currently owned by contract compression providers in the United States, such as us.
          A high level of U.S. compression industry capital expenditures and reduced demand due to lackluster economic activity resulted in reduced contract compression fleet utilization beginning in late 2001 and continuing into 2002. Industry utilization stabilized in the second half of 2002 and began to increase during 2003 as a result of reduced capital expenditures and increasing demand due to improving economic activity. During 2003 the industry did not materially increase the number of contract compression units in the United States due to an emphasis on the redeployment of idle units. During 2004 and 2005, the industry began to increase capital expenditure levels in the United States as increasing utilization levels caused a shortage in the supply of available, large horsepower units.
          We believe the outlook for contract compression services in the United States will continue to benefit from aging producing natural gas fields that will require more compression to continue producing the same volume of natural gas, and from increasing production from unconventional sources, which include tight sands, shale and coal beds, which generally require more compression than has been required for conventional sources.
Change in Fiscal Year End
          In December 2005, our Predecessor changed its fiscal year end from March 31 to December 31, effective in 2005. As a result, we compare:

•	certain financial and operating data for the three months ended March 31, 2006 with similar information for the three months ended March 31, 2005;

•	certain financial and operating data for the nine months ended December 31, 2005 with similar information for the nine months ended December 31, 2004; and

•	certain financial and operating data for the twelve months ended March 31, 2005 with similar information for the twelve months ended March 31, 2004.

Operating Highlights
          The following table summarizes total available horsepower, average operating horsepower and horsepower utilization percentages of our Predecessor for the periods presented.

	Twelve Months Ended		Nine Months Ended		Three Months Ended
	March 31,		December 31,		March 31,

	2004	2005	2004	2005	2005	2006

Total available horsepower (at period end)	1,903,614	1,925,189	1,908,439	1,965,337	1,925,189	1,968,481
Average operating horsepower	1,646,342	1,675,242	1,662,058	1,759,949	1,716,906	1,803,029
Horsepower utilization:
Spot (at period end)	85.0%	89.9%	89.6%	91.9%	89.9%	91.7%
Average	85.0%	88.0%	87.5%	90.7%	89.6%	91.7%
          The increase in available horsepower as of December 31, 2005 compared to December 31, 2004 was primarily attributable to large horsepower units added to our Predecessor’s fleet to meet the incremental demand by customers. Average operating horsepower increased by 5.9% for the nine months ended December 31, 2005 compared to the nine months ended December 31, 2004. This increase was primarily attributable to higher customer demand as well as larger horsepower units added to our Predecessor’s fleet.
Financial Results of Operations
Three months ended March 31, 2006 compared to three months ended March 31, 2005
          The following table summarizes the revenue, gross margin, gross margin percentage, expenses and net income of our Predecessor for the periods presented:

	Three Months Ended
	March 31,

	2005	2006	Percent Change

	(dollars in thousands)
Revenue	$76,918	$94,045	22.3%
Gross margin(1)	47,678	61,131	28.2%
Gross margin percentage	62.0%	65.0%
Expenses:
Selling, general and administrative expenses	$7,161	$9,451	32.0%
Depreciation	16,529	18,809	13.8%
Other (income) loss, net	(552)	(50)	(90.9)%

Net income	$24,540	$32,921	34.2%

(1)	For a reconciliation of gross margin to its most directly comparable financial measure calculated and presented in accordance with GAAP, please read “Selected Historical and Pro Forma Financial and Operating Data — Non-GAAP Financial Measures.”
          Revenue. Revenue increased due to higher average contract rates and higher operating horsepower in the three months ended March 31, 2006. Revenue per average operating horsepower increased to $17.39 per horsepower per month in the three months ended March 31, 2006. This was a 16.5% increase from the prior year period amount of $14.93 per horsepower per month. Average operating horsepower increased to 1,803,029 for the three months ended March 31, 2006. This represented a 5.0% increase from the prior year period.

          Gross Margin. The higher gross margin (defined as revenue less cost of sales (excluding depreciation expense)) in the three months ended March 31, 2006 was primarily attributable to the revenue increase discussed above, partially offset by higher labor costs.
          Selling, General and Administrative Expenses. Selling, general and administrative (“SG&A”) expenses are allocations of indirect corporate overhead from Universal Compression Holdings to cover costs of centralized corporate functions such as legal, accounting, treasury, insurance administration and claims processing, risk management, health, safety and environmental, information technology, human resources, credit, payroll, taxes and other corporate services. SG&A expenses also include an allocation of costs from Universal Compression Holdings related to costs associated with its office building and other facilities that we use. The increase in SG&A expenses for the three months ended March 31, 2006 was due primarily to Universal Compression Holdings’ on-going implementation of its Enterprise Resource Planning (“ERP”) system and its adoption of Statement of Financial Accounting Standards No. 123R, “Share-Based Payment,” relating to stock-based compensation. The allocated selling, general and administrative expenses represented 10.0% of revenue for the three months ended March 31, 2006, compared to 9.3% of revenue for the three months ended March 31, 2005.
          Depreciation. The increase in depreciation expense for the three months ended March 31, 2006 compared to the prior year period primarily resulted from on-going capital expenditures, consisting primarily of additions to our Predecessor’s contract compression fleet and compressor maintenance capital expenditures.
Nine months ended December 31, 2005 compared to nine months ended December 31, 2004
          The following table summarizes the revenue, gross margin, gross margin percentage, expenses and net income of our Predecessor for the periods presented:

	Nine Months Ended
	December 31,

	2004	2005	Percent Change

	(dollars in thousands)
Revenue	$219,321	$248,414	13.3%
Gross margin(1)	139,187	160,256	15.1%
Gross margin percentage	63.5%	64.5%
Expenses:
Selling, general and administrative expenses	$19,158	$22,437	17.1%
Depreciation	46,391	52,595	13.4%
Other (income) loss, net	208	1,220	486.5%

Net income	$73,430	$84,004	14.4%

(1)	For a reconciliation of gross margin to its most directly comparable financial measure calculated and presented in accordance with GAAP, please read “Selected Historical and Pro Forma Financial and Operating Data — Non-GAAP Financial Measures.”
          Revenue. Revenue increased due primarily to higher average contract prices and higher operating horsepower in the nine months ended December 31, 2005. Revenue per average operating horsepower increased to $15.68 per horsepower per month in the nine months ended December 31, 2005. This was a 7.0% increase from the prior year period amount of $14.66 per horsepower per month. Average operating horsepower increased to 1,759,949 for the nine months ended December 31, 2005. This represented a 5.9% increase from the prior year period.
          Gross Margin. The higher gross margin for the nine months ended December 31, 2005 compared to the same period in the prior year was primarily attributable to the revenue increase discussed above, partially offset by higher expenses in the current year period, including lubricant cost, fleet automation cost due to additional installations, vehicle fuel cost and labor cost.
          Selling, General and Administrative Expenses. The increase in SG&A expenses for the nine months ended December 31, 2005 was due primarily to Universal Compression Holdings on-going implementation of their ERP system and increases in salaries and wages. The allocated SG&A expenses represented 9.0% of revenue for the nine months ended December 31, 2005, compared to 8.7% of revenue for the nine months ended December 31, 2004.
          Depreciation. The increase in depreciation expense for the nine months ended December 31, 2005 compared to the prior year period primarily resulted from on-going capital expenditures, consisting primarily of additions to our Predecessor’s contract compression fleet and compressor maintenance capital expenditures.
          Other (Income) Loss, Net. The other loss in the nine months ended December 31, 2005 primarily related to a litigation settlement accrual and losses incurred related to Hurricanes Katrina and Rita.
Twelve months ended March 31, 2005 compared to twelve months ended March 31, 2004
          The following table summarizes the revenue, gross margin, gross margin percentage, expenses and net income of our Predecessor for the periods presented:

	Twelve Months Ended
	March 31,

	2004	2005	Percent Change

	(dollars in thousands)
Revenue	$280,951	$296,239	5.4%
Gross margin(1)	178,543	186,865	4.7%
Gross margin percentage	63.5%	63.1%
Expenses:
Selling, general and administrative expenses	$26,076	$26,319	0.9%
Depreciation and amortization	59,020	62,920	6.6%
Other (income) loss, net	600	(344)	(157.3)%

Net income	$92,847	$97,970	5.5%

(1)	For a reconciliation of gross margin to its most directly comparable financial measure calculated and presented in accordance with GAAP, please read “Selected Historical and Pro Forma Financial and Operating Data — Non-GAAP Financial Measures.”
          Revenue. Revenue increased due primarily to higher average contract prices and higher operating horsepower in the twelve months ended March 31, 2005. Revenue per average operating horsepower increased to $14.73 per horsepower per month in the twelve months ended March 31, 2005. This was a 3.6% increase from the prior year period amount of $14.22 per horsepower per month. Average operating horsepower increased to 1,675,242 for the twelve months ended March 31, 2005. This represented a 1.8% increase from the prior year period.
          Gross Margin. The change in gross margin for the twelve months ended March 31, 2005 compared to the prior year period was primarily attributable to the revenue increase discussed above, partially offset by higher expenses in the current year period, including fleet automation cost due to additional installations, lubricant costs and vehicle fuel costs.
          Selling, General and Administrative Expenses. SG&A expenses increased 0.9% in the twelve months ended March 31, 2005 as compared to the prior year period. The allocated SG&A expenses represented 8.9% of revenue for the twelve months ended March 31, 2005, compared to 9.3% of revenue for the twelve months ended March 31, 2004. This decrease in SG&A expenses as a percentage of revenue was due primarily to a higher percentage of Universal Compression Holdings’ revenue being generated from its Fabrication and International Contract Compression segments in the twelve months ended March 31, 2005. Revenue is one of the factors used by Universal Compression Holdings to allocate SG&A expenses.
          Depreciation. The increase in depreciation expense for the twelve months ended March 31, 2005 compared to the prior period primarily resulted from on-going capital expenditures, consisting primarily of additions to our Predecessor’s contract compression fleet and compressor maintenance capital expenditures.
Effects of Inflation
          In recent years, inflation has been modest and has not had a material impact upon the results of our Predecessor’s operations.
Liquidity and Capital Resources
Our Predecessor’s Liquidity and Capital Resources
          Historically, our Predecessor’s sources of liquidity included cash generated from operations and funding from Universal Compression Holdings. Our Predecessor’s cash receipts were deposited in Universal Compression Holdings’ bank accounts and all cash disbursements were made from these accounts. Thus, historically our Predecessor’s financial statements have reflected no cash balances. Cash transactions handled by Universal Compression Holdings for our Predecessor were reflected as changes in net parent equity.
          The following table summarizes our Predecessor’s sources and uses of cash for the nine months ended December 31, 2004 and 2005 and the three months ended March 31, 2005 and 2006.

	Nine Months Ended		Three Months Ended
	December 31,		March 31,

	2004	2005	2005	2006

	(dollars in thousands)
Net cash provided by operating activities	$117,708	$135,207	$40,756	$38,707
Net cash used in investing activities	(49,697)	(53,829)	(18,885)	(17,411)
Net cash used in financing activities	(68,011)	(81,378)	(21,871)	(21,296)
          Operating Activities. Net cash provided by operating activities increased $17.5 million, or 14.9%, for the nine months ended December 31, 2005, and decreased $2.0 million, or 5.0%, for the three months ended March 31, 2006, as compared to the same periods in the prior year primarily as a result of increased earnings and changes in working capital.
          Investing Activities. Capital expenditures for the nine months ended December 31, 2005 and the three months ended March 31, 2006 were $61.6 million and $17.6 million, respectively, consisting of $33.6 million and $11.9 million, respectively for fleet additions and $28.0 million and $5.7 million, respectively, for compressor maintenance activities. Proceeds from asset sales were $7.8 million and $0.2 million for the nine months ended December 31, 2005 and three months ended March 31, 2006, respectively.
          Financing Activities. Net cash used in financing activities represents the pass through of our Predecessor’s net cash flows to Universal Compression Holdings under its cash management program.
Our Liquidity and Capital Resources
          Following this offering, we plan to maintain our own bank accounts but Universal Compression Holdings’ personnel will continue to manage our cash and investments.

          All of the net proceeds from this offering will be used to repay a portion of the debt that will be assumed from Universal Compression Holdings in connection with this offering. The remaining portion of the debt to be assumed from Universal Compression Holdings will be repaid from borrowings under the term loan portion of our new credit facility we intend to enter into in connection with this offering. See “— Description of Credit Facility.” We expect our future sources of liquidity to include cash generated from operations, borrowings under our credit facility, issuance of additional partnership units and debt offerings. We believe that cash generated from these sources will be sufficient to meet our short-term working capital requirements, long-term capital expenditure requirements and quarterly cash distributions.
          Capital Requirements. The natural gas compression business is capital intensive, requiring significant investment to maintain and upgrade existing operations. Our Predecessor’s capital requirements have consisted primarily of, and we anticipate that our capital requirements will continue to consist of, the following:

•	maintenance capital expenditures, which are capital expenditures made to maintain the existing operating capacity of our assets and related cash flows further extending the useful lives of the assets; and

•	expansion capital expenditures, which are capital expenditures made to expand or to replace partially or fully depreciated assets or to expand the operating capacity or revenue of existing or new assets, whether through construction, acquisition or modification.
          Given our objective of growth through acquisitions, expansion capital expenditure projects and other internal growth projects, we anticipate that we will continue to invest significant amounts of capital to grow and acquire assets. We will actively consider a variety of assets for potential acquisitions and expansion projects. We expect to fund future capital expenditures with borrowings under our new credit facility, the issuance of additional partnership units as appropriate given market conditions, and if necessary, future debt offerings.
          As more completely discussed in “Our Cash Distribution Policy and Restrictions on Distributions — Assumptions and Considerations,” for the twelve months ending June 30, 2007, we estimate that maintenance capital expenditures will be approximately $6.5 million based on an analysis of the anticipated overhaul requirements of the specific compression equipment included in the business to be contributed to us in connection with the closing of this offering. For the twelve months ending June 30, 2007, we estimate that expansion capital expenditures will be approximately $22.5 million, consisting of the purchase of newly fabricated or idle compression equipment from Universal Compression Holdings.
          Description of Credit Facility. We expect that, in connection with the closing of this offering, we will enter into a credit agreement with a syndicate of financial institutions for a credit facility that will consist of:

•	up to a $100 million revolving credit facility; and

•	a $125 million term loan facility.
          We expect that the revolving credit facility will be available for general partnership purposes, including working capital, capital expenditures and acquisitions. We expect that we will have no amounts outstanding under our revolving credit facility at the closing of this offering and, as a result, that we will have the entire borrowing capacity under the revolving credit facility available immediately after the closing.
          We also expect that, at the closing of this offering, we will borrow approximately $125 million under the term loan facility. The actual amount we borrow under the term loan facility will equal the amount by which the debt we assume from Universal Compression Holdings in connection with this offering is in excess of the net proceeds of this offering. Please read “Use of Proceeds.”

          We expect that the credit agreement will prohibit us from making distributions of available cash to unitholders if any potential default or event of default (as defined in the credit agreement) occurs or would result from the distribution. The credit agreement may have several financial covenants including a leverage ratio and an interest coverage ratio.
          Contractual Obligations. In addition to the credit facility described above, we and our general partner will enter into an omnibus agreement with Universal Compression Holdings or its affiliates at the closing of this offering pursuant to which Universal Compression Holdings or its affiliates will provide all operational staff, corporate staff and support services necessary to run our business. The services may include, without limitation, operations, marketing, maintenance and repair, periodic overhauls of compression equipment, inventory management, legal, accounting, treasury, insurance administration and claims processing, risk management, health, safety and environmental, information technology, human resources, credit, payroll, internal audit, taxes and engineering. Universal Compression Holdings will be entitled to be reimbursed by us for the provision of the services and shall charge costs to us on either a direct or indirect basis.
Critical Accounting Policies and Estimates
          Our discussion and analysis of our financial condition and results of operation is based upon our combined financial statements. We prepare these financial statements in conformity with United States generally accepted accounting principles. As such, we are required to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods presented. We base our estimates on historical experience, available information and various other assumptions we believe to be reasonable under the circumstances. On an on-going basis, we evaluate our estimates; however, actual results may differ from these estimates under different assumptions or conditions. The accounting policies we believe require management’s most difficult, subjective or complex judgments and are the most critical to our reporting of results of operations and financial position are as follows:
Allowances and Reserves
          Our customers are evaluated for creditworthiness prior to the extension of credit. We maintain an allowance for bad debts based on specific customer collection issues and historical experience. On an on-going basis, we conduct an evaluation of the financial strength of our customers based on payment history and make adjustments to the allowance as necessary.
Depreciation
          Property and equipment are carried at cost. Depreciation for financial reporting purposes is computed on the straight-line basis using estimated useful lives and salvage values.
Business Combinations and Goodwill
          Goodwill and intangible assets acquired in connection with business combinations represent the excess of consideration over the fair value of tangible net assets acquired. Certain assumptions and estimates are employed in determining the fair value of assets acquired and liabilities assumed, as well as in determining the allocation of goodwill to the appropriate reporting unit.
          We perform an impairment test for goodwill assets annually or earlier if indicators of potential impairment exist. Our goodwill impairment test involves a comparison of the fair value of our reporting unit with its carrying value. The fair value is determined using discounted cash flows and other market-related valuation models. Certain estimates and judgments are required in the application of the fair value models. In February 2005 and 2006, we performed an impairment analysis in accordance with

SFAS No. 142 and determined that no impairment had occurred. During the nine months ended December 31, 2005, no event occurred or circumstances changed that would more likely than not reduce the fair value of our reporting unit below its carrying value. As a result, an interim test for goodwill impairment between our annual test dates was not performed. If for any reason the fair value of our goodwill declines below the carrying value in the future, we may incur charges for the impairment.
Long-Lived Assets
          Long-lived assets, which include property and equipment, comprise a significant amount of our total assets. In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” long-lived assets to be held and used by us are reviewed to determine whether any events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, we base our evaluation on impairment indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements and other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate the carrying amount of the asset may not be recoverable, we determine whether an impairment has occurred through the use of an undiscounted cash flows analysis. If an impairment has occurred, we recognize a loss for the difference between the carrying amount and the estimated fair value of the asset. The fair value of the asset is measured using quoted market prices or, in the absence of quoted market prices, is based on an estimate of discounted cash flows.
Self-Insurance
          We and Universal Compression Holdings, which allocates certain insurance cost to us, are self-insured up to certain levels, excluding our offshore assets, for general liability, vehicle liability, group medical and for workers’ compensation claims for certain of Universal Compression Holdings’ employees. We have elected to fully self-insure our offshore assets. We record self-insurance accruals based on claims filed and an estimate for significant claims incurred but not reported. We regularly review estimates of reported and unreported claims and provide for losses through insurance reserves. Although we believe adequate reserves have been provided for expected liabilities arising from our self-insured obligations, it is reasonably possible our estimates of these liabilities will change over the near term as circumstances develop.
Allocation Methodologies Used to Derive Our Financial Statements on a Carve-out Basis
          We employed various allocation methodologies to separate certain selling, general and administrative expenses incurred by Universal Compression Holdings and recorded in our financial statements presented herein. Universal Compression Holdings provides to us centralized corporate functions such as legal, accounting, treasury, insurance administration and claims processing, risk management, health, safety and environmental, information technology, human resources, credit, payroll, taxes and other corporate services and the use of facilities that support these functions. The allocation methodologies vary based on the nature of the charge and include, among other things, revenue, employee headcount and net assets. Management believes that the allocation methodologies used to allocate indirect costs to it are reasonable. If certain selling, general and administrative expenses were allocated using different methodologies, our results of operations could have significantly differed from those presented herein.
Recent Accounting Pronouncements
          In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29,” to address the measurement of exchanges of nonmonetary assets. SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. This statement was adopted by the Predecessor beginning July 1, 2005. The adoption of this statement did not have a material impact on the Predecessor’s financial statements.
          In March 2005, the FASB issued FASB Interpretation (“FIN”) No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143.” This statement clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred, if the liability’s fair value can be reasonably estimated. The provisions of FIN 47 were effective December 31, 2005. The adoption of this interpretation did not have a material impact on the Predecessor’s financial statements.
          In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 requires retrospective application to prior periods’ financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 also requires that a change in depreciation, amortization or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 did not have a material impact on the Predecessor’s financial statements.
Quantitative and Qualitative Disclosures About Market Risk
Variable Rate Debt
          We will be exposed to market risk due to variable interest rates under the credit facility that we expect to enter into in connection with the closing of this offering and may have exposure under any future borrowings. As we have not yet entered into the credit facility, we do not, at this time, have any agreements or arrangements to hedge our exposure to the market risk of the variable interest rate that we will face under the credit facility.

NATURAL GAS COMPRESSION INDUSTRY
          Natural gas compression, a mechanical process whereby a volume of natural gas at an existing pressure is compressed to a desired higher pressure for transportation from one point to another, is essential to the transportation and production of natural gas. Typical equipment employed in the industry includes both slow and high speed reciprocating compressors driven either by internal combustion engines or electric motors. Rotary screw compressors are also used for specialized applications. Most natural gas compression applications involve compressing gas for its delivery from one point to another. Low pressure or aging natural gas wells require compression for transportation of produced gas into higher pressured gas gathering or pipeline systems. Compression at the wellhead is often required because, over the life of an oil or gas well, natural reservoir pressure typically declines as reserves are produced. As the natural reservoir pressure of the well declines below the line pressure of the gas gathering or pipeline system used to transport the gas to market, gas no longer naturally flows into the pipeline. Compression equipment is applied in both field and gathering systems to boost pressure levels allowing gas to be brought to market. Compression is also used to reinject natural gas down producing oil wells to help lift liquids to the surface, known as gas lift operations. In secondary oil recovery operations, compression is used to inject natural gas into wells to maintain reservoir pressure. Compression is also used in gas storage projects to inject gas into underground reservoirs during off-peak seasons for withdrawal later during periods of high demand. Compressors may also be used in combination with oil and gas production equipment to process and refine oil and gas into more marketable energy sources. In addition, compression services are used for compressing feedstocks in refineries and petrochemical plants, and for refrigeration applications in natural gas processing plants.
          Typically, compression is required several times during the natural gas production cycle, including: (1) at the wellhead; (2) throughout gathering and distribution systems; (3) into and out of processing and storage facilities; and (4) along intrastate and interstate pipelines. Natural gas compression that is used to transport gas from the wellhead through the gathering system is considered “field compression.” Natural gas compression that is used during the transportation of gas from the gathering systems to storage or the end-user is considered “pipeline compression.” During the production phase, compression is used to boost the pressure of natural gas from the wellhead so that natural gas can flow into the gathering system or pipeline for transmission to end-users. Typically, these applications require portable, low to mid-range horsepower compression equipment located at or near the wellhead. The continually dropping pressure levels in natural gas fields require periodic modification and variation of on-site compression equipment.
          Compression is also used to increase the efficiency of a low capacity gas field by providing a central compression point from which the gas can be produced and injected into a pipeline for transmission to facilities for further processing. In an effort to reduce costs for wellhead operators, operators of gathering systems tend to keep the pressure of the gathering systems low. As a result, more pressure is often needed to force the gas from the low pressure gathering systems into the higher pressure pipelines. Similarly, as gas is transported through a pipeline, compression allows the natural gas to continue to flow through the pipeline to its destination. These applications generally require larger horsepower compression equipment (1,000 horsepower and higher).
          We believe outsourcing contract compression services offers customers:

•	the ability to efficiently meet their changing compression needs over time while limiting their capital investments in compression equipment and the underutilization of their existing compression equipment;

•	access to the compression services provider’s specialized personnel and technical skills, including engineers and field service and maintenance employees, which generally leads to improved production rates;

•	the ability to increase their revenue by transporting or producing a higher volume of natural gas through decreased compression downtime and reduced operating, maintenance and equipment costs by allowing the compression service provider to efficiently manage their changing compression needs; and

•	the flexibility to deploy their capital on projects more directly related to their primary business by reducing their compression equipment and maintenance capital requirements.
          We believe the domestic natural gas compression services industry continues to have significant growth potential due to the following factors:

•	natural gas consumption in the United States has increased by approximately 1.1% per annum since 1990 and is expected to increase by 0.7% per annum until 2030 according to the Energy Information Administration;

•	the aging of producing natural gas fields in the United States will require more compression to continue producing the same volume of natural gas;

•	natural gas production from unconventional sources, including tight sands, shales, and coalbeds, is expected to continue to increase at higher rates than conventional natural gas production, according to the Energy Information Administration, and production from these unconventional sources requires more compression than has generally been required for conventional sources; and

•	natural gas producers, transporters and processors are continuing to outsource their natural gas compression requirements to reduce overall compression costs, improve run-time performance, reduce capital expenditures and better meet changing compression needs.

BUSINESS
Overview
          We are a Delaware limited partnership recently formed by Universal Compression Holdings, NYSE: “UCO,” to provide natural gas contract compression services to customers throughout the United States. Natural gas compression, a mechanical process whereby a volume of natural gas at an existing pressure is increased to a desired higher pressure for transportation from one point to another, is essential to the transportation and production of natural gas. Our contract compression services include designing, sourcing, owning, installing, operating, servicing, repairing and maintaining equipment to provide compression to our customers. We also monitor our customers’ compression services requirements over time and, as necessary, modify the level of services and related equipment we employ to address changing operating conditions. Following this offering, we will serve our customers’ compression needs with a fleet of approximately 850 compressor units, comprising approximately 330,000 horsepower, or approximately 17% (by available horsepower) of Universal Compression Holdings’ domestic contract compression business.
          We believe that our customers, by outsourcing their compression requirements, can increase their revenue by transporting or producing a higher volume of natural gas through decreased compression downtime and reduce their operating, maintenance and equipment costs by allowing us to efficiently manage their changing compression needs. Additionally, by reducing our customers’ compression equipment and maintenance capital requirements, we provide our customers with the flexibility to deploy their capital on projects more directly related to their primary business.
          We and our customers typically contract for our services on an application specific, or site-by-site, basis. While our contracts typically have minimum terms of six months, they have generally run for an average term of three years. We charge a fixed monthly fee for our compression services. Our customers generally are required to pay our monthly fee even during periods of limited or disrupted natural gas flows, which enhances the stability and predictability of our cash flows.
          Demand for our compression services is linked more directly to natural gas consumption and production than to exploration activities, which limits our overall exposure to commodity price risk. Because we do not take title to the natural gas we compress, and because the natural gas we use as fuel for our compressors is supplied by our customers, our direct exposure to commodity price risk is further reduced.
          Universal Compression Holdings has the second largest fleet of compressors in the world, with approximately 7,100 compressor units (including those to be contributed to us) comprising approximately 2.6 million horsepower worldwide as of March 31, 2006. Universal Compression Holdings provides a full range of contract compression, sales, operations, maintenance and fabrication services to the domestic and international natural gas industry. Since its initial public offering in 2000, Universal Compression Holdings’ management team has grown domestic operating horsepower from approximately 480,000 to approximately 1.8 million as of March 31, 2006. Universal Compression Holdings will support our operations by providing us with all operational and administrative support necessary to conduct our business and meet the full service needs of our customers. Universal Compression Holdings intends for us to be the primary vehicle for the growth of its domestic contract compression business and intends to offer us the opportunity to purchase the remainder of that business over time, but is not obligated to do so.
          The following table sets forth certain information regarding our compressor fleet and the domestic compressor fleet of Universal Compression Holdings as of March 31, 2006 (giving effect to the completion of this offering):

		Domestic Compressor Fleet of
	Our Fleet	Universal Compression Holdings

Number of units	857	5,500
Total horsepower	331,191	1,637,290

          Universal Compression Holdings recently began providing its domestic contract compression services to certain customers under a new form of agreement, which was adopted in an effort to ensure that Universal Compression Holdings provides contract compression services to customers rather than leases them equipment. The economics of the new form of agreement are substantially the same as the prior form of agreement. Initially, we will only provide compression services to customers under the new form of agreement. As of May 31, 2006, Universal Compression Holdings had entered into agreements under the new form with 11 additional domestic customers that are not being contributed to us at the closing of this offering, comprising an additional 11.9% (by available horsepower) of its domestic contract compression services business prior to this offering.
Business Strategies
          Our primary business objectives are to generate stable cash flows sufficient to make quarterly cash distributions to our unitholders and to increase quarterly cash distributions per unit over time by executing the following strategies:

•	Increase our cash flows by leveraging our relationship with Universal Compression Holdings. Our relationship with Universal Compression Holdings should provide us numerous revenue and cost advantages, including the ability to access new and idle compression equipment, deploy that equipment in most of the major natural gas producing regions in the United States and provide maintenance and operational support on a more cost effective basis than we could without that relationship.

•	Build our business organically by capitalizing on the positive long-term fundamentals for the domestic natural gas compression industry. We believe our ability to provide high-quality services, our strong customer relationships and our large compressor fleet will enable us to capitalize on what we believe are positive fundamentals for the domestic natural gas compression industry, including increasing unconventional gas production, which typically requires significantly more compression than conventional production, and the continued outsourcing of compression services.

•	Grow our business through accretive acquisitions. We plan to grow through accretive acquisitions of businesses or assets from Universal Compression Holdings, third-party compression providers and natural gas transporters or producers. In connection with the closing of this offering, Universal Compression Holdings will contribute to us approximately 17% (by available horsepower) of its domestic contract compression services business and intends to offer to us the remaining 83% of that business for purchase over time. We also believe there will be a number of opportunities to pursue accretive acquisitions of third-party compression services providers as well as opportunities to acquire compression equipment from natural gas transporters or producers and in turn offer them contract compression services as a cost-effective alternative. We believe that our publicly traded limited partnership structure will give us additional financing options and an attractive currency to pursue such acquisitions.
Competitive Strengths
          We believe that we are well positioned to execute our primary business objectives and strategies successfully because of the following competitive strengths:

•	Our relationship with Universal Compression Holdings. Our relationship with Universal Compression Holdings and our access to its personnel, fabrication operations, logistical capabilities, geographic scope and operational efficiencies should allow us to provide high-quality services while maintaining lower operating costs than we could otherwise achieve. This relationship should also provide us an advantage in pursuing compression opportunities throughout the United States. In addition, immediately following the completion of this offering, Universal Compression Holdings will own approximately 1.6 million horsepower of compression in its domestic contract compression business. We believe we will benefit from Universal Compression Holdings’ intention to offer us the opportunity to purchase the rest of that business over time.

•	Stable and growing fee-based cash flows. We charge a fixed monthly fee for our compression services that our customers are generally required to pay, regardless of the volume of natural gas we compress in that month. We believe this fee structure reduces volatility and enhances our ability to generate relatively stable, predictable cash flows. Universal Compression Holdings’ management team has been successful in increasing domestic contract compression EBITDA from $151.9 million to $188.3 million, or 24.0%, and net income from $92.8 million to $116.9 million, or 25.9%, from the twelve-month period ended March 31, 2004 to the twelve-month period ended March 31, 2006.

•	Large fleet in many major producing regions. Our large fleet and numerous operating locations throughout the United States, combined with our ability, as a result of our relationship with Universal Compression Holdings, to efficiently move equipment among producing regions, means that we are not dependent on production activity in any particular region. We provide compression services in some of the fastest growing natural gas producing regions in the United States, including the Barnett Shale and Rocky Mountains, which we believe will allow us to generate organic growth in our business. The size and scope of our operations and our relationship with Universal Compression Holdings provide us significant competitive advantages, as it is difficult to timely or cost-effectively recreate the breadth, depth or quality of our service offerings or compressor fleet, particularly in light of the current lack of substantial additional compression equipment available for purchase from manufacturers.

•	Strong customer relationships. Universal Compression Holdings has developed strong customer relationships by providing high-quality services. Universal Compression Holdings will contribute to us certain of these customer relationships, including those with growing customers such as Dominion Exploration and Production, Inc. and Samson Investment Company. Customers who have continuous relationships of at least five years with Universal Compression Holdings represented in excess of 75% of our pro forma revenue for the three months ended March 31, 2006. These relationships and high-quality services provide a firm platform for our continued organic growth as we continue to seek to meet our customers’ increasing compression needs.

•	Strong management team with a history of substantial growth. Our management team and the board of directors of our general partner include senior officers from Universal Compression Holdings who have over 80 combined years of experience in the compression services business. From Universal Compression Holdings’ initial public offering in 2000 through March 31, 2006, this management team has grown Universal Compression Holdings’ total compressor fleet by approximately 1.9 million horsepower, or 304%. A significant portion of this growth was organic and driven by Universal Compression Holdings’ reputation as a reliable, cost-effective operator. In addition to generating such organic growth, our management team completed five acquisitions of contract compression services businesses during this period that added approximately 1.3 million horsepower to Universal Compression Holdings’ fleet.
Our Relationship with Universal Compression Holdings
          One of our principal attributes is our relationship with Universal Compression Holdings, a leading natural gas compression services company that provides a full range of contract compression, sales, operations, maintenance and fabrication services to the domestic and international natural gas industry. Universal Compression Holdings has a long history of successfully achieving organic growth and consummating and integrating acquisitions, and intends to use us as its primary growth vehicle for its domestic contract compression services business. We believe our relationship with Universal Compression Holdings will provide us access to a significant pool of management talent and strong commercial relationships throughout the energy industry. In addition, we anticipate that our relationship with Universal Compression Holdings will also provide us with the following benefits:

•	Universal Compression Holdings intends, but is not obligated, to offer us over time the opportunity to purchase the remainder of its domestic contract compression business;

•	Universal Compression Holdings intends, but is not obligated, to offer us the opportunity to purchase newly fabricated compression equipment; and

•	We and Universal Compression Holdings intend to manage our respective domestic compression fleets as one pool of compression equipment from which we can readily fulfill our respective customers’ needs. This compression fleet management may include the transfer of idle compression equipment to or from us.
          Please read “Certain Relationships and Related Party Transactions — Omnibus Agreement.”
          UCO General Partner, LP, our general partner, is an indirect, wholly-owned subsidiary of Universal Compression Holdings and has sole responsibility for conducting our business and for managing our operations. Because our general partner is a limited partnership, its general partner, UCO GP, LLC, will conduct our business and operations, and the board of directors and officers of UCO GP, LLC will make decisions on our behalf. All of those directors will be elected by Universal Compression Holdings. For more information about these individuals, please read “Management of Universal Compression Partners, L.P. — Directors and Executive Officers.”
          Following this offering, Universal Compression Holdings will have a significant economic interest in the success of our partnership through its ownership of a 55.4% limited partner interest, all of our 2% general partner interest and our incentive distribution rights. Universal Compression Holdings has been in the natural gas compression business for more than 50 years and trades on the NYSE under the symbol “UCO.” Our relationship with Universal Compression Holdings will create several potential conflicts of interest. Please read “Conflicts of Interest and Fiduciary Duties” for a description of these potential conflicts.
Our Operations
Contract Compression Services
          The contract compression services we provide include designing, sourcing, owning, installing, operating, servicing, repairing and maintaining equipment to provide compression to our customers. When providing contract compression services, we work closely with a customer’s field service personnel so that the compression services can be adjusted to efficiently match changing characteristics of the natural gas produced. We routinely repackage or reconfigure a portion of our existing fleet to adapt to our customers’ compression services needs.
          We intend to work with Universal Compression Holdings to attempt to manage our respective domestic fleets as one pool of compression equipment from which we can each readily fulfill our respective customers’ needs. When one of our salespersons is advised of a new compression services opportunity, he or she will obtain relevant information concerning the project including gas flow, pressure and gas composition, and then he or she will review both our fleet and the fleet of Universal Compression Holdings for an available appropriate compressor unit. If an appropriate compressor unit is not available in either our fleet or the fleet of Universal Compression Holdings, the salesperson will then look to third parties for idle equipment available for purchase. In the event that a customer presents us with an opportunity to provide compression services for a project with appropriate lead time, we may choose to purchase newly-fabricated equipment from Universal Compression Holdings or others to fulfill our customer’s needs. Please read “Certain Relationships and Related Party Transactions — Omnibus Agreement” for more information about the manner in which we may transfer equipment with Universal Compression Holdings.

Contract Compression Fleet
          Upon the closing of this offering, Universal Compression Holdings will contribute to us approximately 17% (by available horsepower) of its domestic contract compression services business supported by compression services agreements with nine customers with operations across the United States. As of March 31, 2006, the fleet to be contributed to us consisted of approximately 850 compressors comprising approximately 330,000 total horsepower compared with our Predecessor’s fleet of approximately approximately 6,400 compressors comprising approximately 2.0 million total horsepower, as reflected in the following table:

	Total Horsepower		% of Horsepower		Number of Units

Horsepower Range	Our Fleet	Predecessor	Our Fleet	Predecessor	Our Fleet	Predecessor

0-99	18,765	161,419	5.7%	8.2%	253	2,146
100-299	50,819	410,095	15.3%	20.8%	273	2,343
300-599	52,142	327,238	15.7%	16.6%	133	858
600-999	56,185	317,620	17.0%	16.1%	78	437
1,000 and over	153,280	752,109	46.3%	38.3%	120	573

Total	331,191	1,968,481	100.0%	100.0%	857	6,357

          We intend to operate our compression fleet in a manner substantially similar to that in which Universal Compression Holdings operates its fleet. However, because Universal Compression Holdings will not contribute idle horsepower to us, our compression fleet initially will be operated at a 100% utilization rate, which is higher than the level at which Universal Compression Holdings has operated its domestic fleet on a historical basis. Our fleet utilization will decrease as our equipment becomes idle, requires repairs or overhauls and we acquire additional compression equipment from Universal Compression Holdings or others. The following table illustrates important operational statistics for our fleet on a pro forma basis and our Predecessor’s fleet on a historical basis for the periods presented.

	Nine Months Ended		Three Months Ended
	December 31, 2005		March 31, 2006

	Our Fleet	Predecessor	Our Fleet	Predecessor

Average operating horsepower	297,051	1,759,949	325,895	1,803,029
Horsepower utilization:
Spot (at period end)	100.0%	91.9%	100.0%	91.7%
Average	100.0%	90.7%	100.0%	91.7%
          Universal Compression Holdings has undertaken to standardize its compressor fabrication operations around major components and key suppliers. This high level of fleet standardization:

•	enables us to minimize our fleet operating costs and maintenance capital requirements;

•	facilitates low-cost compressor resizing; and

•	allows Universal Compression Holdings to develop technical proficiency in our maintenance and overhaul operations, which enables us to achieve higher run-time rates while maintaining low operating costs, a benefit both to us and our customers.
          Our field compression equipment is maintained in accordance with daily, weekly, monthly and annual maintenance schedules. These maintenance procedures are updated as technology changes and as Universal Compression Holdings’ operations group develops new techniques and procedures. In addition, because Universal Compression Holdings’ field technicians provide maintenance on substantially all of our contract compression equipment, they are familiar with the condition of our equipment and can readily identify potential problems. We expect that these procedures will maximize equipment life and unit availability and minimize avoidable downtime. Generally, each of our units undergoes a major overhaul once every six to eight years, but because of the size of our fleet, we expect such overhauls to take place on a relatively consistent, ongoing basis. A major overhaul involves the rebuilding of the unit to materially extend its economic useful life or to enhance the unit’s ability to fulfill broader or different contract compression applications.
          If a unit requires maintenance or reconfiguration, we expect Universal Compression Holdings’ maintenance personnel will service it as quickly as possible to meet the needs of the customer. If providing the appropriate unit would entail significant overhaul cost, the salesperson will communicate with the customer, engineer and field service personnel and contact a supervisor to determine the timing of the required maintenance or overhaul to develop a competitive services proposal.
General Contract Compression Contract Terms
          The following discussion describes the material terms generally common to contracts used in connection with our contract compression customers. We enter into a new contract with a given customer with respect to each distinct application for which we will provide contract compression services.
          Term and Termination. Each contract typically has an initial term of six months, following which the contract would typically operate on a month-to-month basis until terminated by us or our customer. Following the initial fixed term, either we or our customer may terminate a contract with 30 days’ notice.
          Fees and Expenses. Our customers pay a fixed monthly fee for our compression services, the level of which generally is based on expected natural gas volumes and pressures associated with a specific application. We are not responsible for acts of force majeure and our customers generally are required to pay our monthly fee even during periods of limited or disrupted natural gas flows. We are responsible for the costs and expenses associated with our compression equipment, other than fuel gas, which is provided by our customers.
          Service Standards and Specifications. We are responsible for providing contract compression services in accordance with the particular specifications of a job, as set forth in the applicable contract. These are typically turn-key service contracts under which we supply all service and support and use our own compression equipment as necessary for a particular application.
          Title; Risk of Loss. All compression equipment we use in connection with our provision of compression services remains our property and we bear risk of loss for our equipment to the extent not caused by an act or omission of our customer.
          Insurance. Both we and our customers are required to carry general liability worker’s compensation, employers’ liability, automobile and excess liability insurance with respect to a particular project.
Marketing and Sales
          Our marketing and client service functions are performed on a coordinated basis by Universal Compression Holdings’ sales and field service personnel. Salespeople and field service personnel regularly visit our customers to ensure customer satisfaction, to determine customer needs as to services currently being provided and to ascertain potential future compression services requirements. This ongoing communication allows us to quickly identify and respond to customer requests.
Customers
          The customers comprising the business to be contributed to us in connection with the closing of the offering consist of nine companies in the oil and gas industry in the United States, including natural gas producers, processors and gatherers. Our largest pro forma customers for the nine months ended December 31, 2005 and the three months ended March 31, 2006 were Dominion Exploration and Production, Inc. and Samson Investment Company and contracts with those companies contributed 34% and 21% and 32% and 19% of our pro forma revenue for those periods, respectively.

Suppliers and Service Providers
          All of our compression equipment will be contributed to us by Universal Compression Holdings in connection with the closing of the offering. In the future, we may purchase newly fabricated compression equipment from Universal Compression Holdings at a fixed margin over its fabrication costs or on other terms. We may also transfer compression equipment with Universal Compression Holdings. We may also purchase newly fabricated or idle compression equipment from third parties. Please read “Certain Relationships and Related Party Transactions — Omnibus Agreement.”
          Many of our compressors were fabricated by Universal Compression Holdings. Universal Compression Holdings’ principal suppliers of parts for the compression equipment it produces include Caterpillar and Waukesha for engines, Air Xchangers for coolers, and Ariel for compressors. Although Universal Compression Holdings relies primarily on these suppliers, it believes alternative sources are generally available. Universal Compression Holdings has not experienced any material supply problems to date, and believes its relations with its suppliers are good.
Competition
          The domestic natural gas contract compression services business is highly competitive. We face competition from large national and multinational companies with greater financial resources and, on a regional basis, from numerous smaller companies. Our main competitors in the domestic contract compression business, based on horsepower, are Hanover Compressor Company, Universal Compression Holdings, Compressor Systems, Inc. and J-W Operating Company. Please read “Certain Relationships and Related Party Transactions — Omnibus Agreement — Non-competition” for more information about the non-competition provisions we will enter into with Universal Compression Holdings in connection with the closing of this offering.
          We believe that we compete effectively on the basis of customer service, including our access to personnel in remote locations, price, technical expertise, flexibility in meeting customer needs and quality and reliability of our compressors and related services.
Seasonality
          Our results of operations have not historically reflected any material seasonal tendencies, nor do we currently have reason to believe seasonal fluctuations will have a material impact in the foreseeable future.
Insurance
          We believe that our insurance coverage is customary for the industry and adequate for our business. As is customary in the natural gas services industry, we review our safety equipment and procedures and carry insurance against some, but not all, risks of our business.
          Losses and liabilities not covered by insurance would increase our costs. The natural gas contract compression business can be hazardous, involving unforeseen circumstances such as uncontrollable flows of gas or well fluids, fires and explosions or environmental damage. To address the hazards inherent in our business, we maintain insurance coverage that includes physical damage coverage, third party general liability insurance, employer’s liability, environmental and pollution and other coverage, although coverage for environmental and pollution-related losses is subject to significant limitations. However, we do not carry insurance for our offshore operations due to increased costs associated with such insurance in the wake of hurricanes Katrina and Rita. As a result, we will likely be wholly responsible for any loss to our offshore operations. Under the terms of our standard compression services contract, we are responsible for the maintenance of insurance coverage on our compression equipment.

Environmental and Safety Regulations
          We are subject to stringent and complex federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to protection of human health and the environment. Compliance with these environmental laws and regulations may expose us to significant costs and liabilities and cause us to incur significant capital expenditures in our operations. Moreover, failure to comply with these laws and regulations may result in the assessment of administrative, civil, and criminal penalties, imposition of remedial obligations, and the issuance of injunctions delaying or prohibiting operations. While we believe that our operations are in substantial compliance with applicable environmental laws and regulations and that continued compliance with current requirements would not have a material adverse effect on us, there is no assurance that this trend will continue in the future. In addition, the clear trend in environmental regulation is to place more restrictions on activities that may affect the environment, and thus, any changes in these laws and regulations that result in more stringent and costly waste handling, storage, transport, disposal or remediation requirements could have a material adverse effect on our operations and financial position.
          Primary federal environmental laws that our operations are subject to include the Clean Air Act and regulations thereunder, which regulate air emissions; the Clean Water Act, and regulations thereunder, which regulate the discharge of pollutants in industrial wastewater and storm water runoff; the Resource Conservation and Recovery Act (“RCRA”), and regulations, thereunder, which regulate the management and disposal of solid and hazardous waste; and the federal Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), and regulations thereunder, known more commonly as “Superfund,” which regulates the release of hazardous substances in the environment. We are also subject to regulation under the Occupational Safety and Health Act (“OSHA”), and regulations thereunder, which regulate the protection of the health and safety of workers. Analogous state laws and regulations may also apply.
          The Clean Air Act and implementing regulations establish limits on the levels of various substances that may be emitted into the atmosphere during the operation of our fleet of natural gas compressors. These substances are regulated in permits, which are applied for and obtained through the various regulatory agencies, either state or federal depending on the level of emissions. While our standard contract typically provides that the customer will assume the permitting responsibilities and environmental risks related to site operations, we have in some cases obtained air permits as the owner and operator of the compressors. Under most of our contract compression service agreements, our customers must indemnify us for certain losses or liabilities we may suffer as a result of the failure to comply with applicable environmental laws, including permit conditions. Increased obligations of operators to reduce air emissions of nitrogen oxides and other pollutants from internal combustion engines in transmission service are anticipated. For example, EPA recently proposed rules that would establish emission standards for new spark ignition engines and require emission controls of certain new and existing stationary reciprocating engines that were excluded from current regulation. As currently drafted, we do not expect these recently proposed rules to have a material adverse effect on our operations or financial condition. Nevertheless, there can be no assurance that those rules, once finalized, or any other new regulations requiring the installation of more sophisticated emission control equipment would not have a material adverse impact. In any event, we believe that in most cases these obligations would be allocated to our clients under the above-referenced contracts. Moreover, we expect that such requirements would not have any more significant effect on our operations or financial condition than on any similarly situated company providing contract compression services.
          The Clean Water Act and implementing regulations prohibit the discharge of industrial wastewater without a permit and establish limits on the levels of pollutants contained in these discharges. In addition, the Clean Water Act regulates storm water discharges associated with industrial activities depending on a facility’s primary standard industrial classification. Many of Universal Compression Holdings’ facilities upon which we may store inactive compression units have applied for and obtained industrial wastewater discharge permits as well as sought coverage under local wastewater ordinances. In addition, many of those facilities have filed notices of intent for coverage under statewide storm water general permits and developed and implemented storm water pollution prevention plans, as required. Federal laws also require spill prevention, control, and countermeasures, including appropriate containment berms and similar structures to help prevent the contamination of navigable waters in the event of a petroleum hydrocarbon tank spill, rupture, or leak at such facilities.
          The RCRA and implementing regulations control the management and disposal of solid and hazardous waste. These laws and regulations govern the generation, storage, treatment, transfer and disposal of wastes that we generate including, but not limited to, used oil, antifreeze, filters, sludges, paint, solvents, and sandblast materials. The Environmental Protection Agency and various state agencies have limited the approved methods of disposal for these types of wastes.
          In the United States, CERCLA and comparable state laws and regulations impose strict, joint and several liability without regard to fault or the legality of the original conduct on certain classes of persons that contributed to the release of a hazardous substance into the environment. These persons include the owner and operator of a disposal site where a hazardous substance release occurred and any company that transported, disposed of, or arranged for the transport or disposal of hazardous substances released at the site. Under CERCLA, such persons may be liable for the costs of remediating the hazardous substances that have been released into the environment, for damages to natural resources, and for the costs of certain health studies. In addition, where contamination may be present, it is not uncommon for the neighboring landowners and other third parties to file claims for personal injury, property damage and recovery of response costs.
          While we do not own or lease any material facilities or properties, we may use Universal Compression Holdings’ properties pursuant to our omnibus agreement for the storage and possible maintenance and repair of inactive compressor units. Many of Universal Compression Holdings’ properties have been utilized for many years, including some by third parties over whom we have no control, in support of natural gas compression services or other industrial operations. Moreover, certain of the Universal Compression Holdings’ properties we use are currently undergoing remediation or groundwater monitoring by Universal Compression Holdings or by former owners and operators of those properties. While we are not currently responsible for any remedial activities at these properties we use pursuant to the omnibus agreement, there is always the possibility that our future use of such properties, or of other properties where we provide contract compression services, may result in spills or releases of petroleum hydrocarbons, wastes, or other regulated substances into the environment that may cause us to become subject to remediation costs and liabilities under CERCLA, RCRA or other environmental laws. We cannot provide any assurance that the costs and liabilities associated with the future imposition of such remedial obligations upon us would not have a material adverse effect on our operations or financial position.
          We are subject to the requirements of OSHA and comparable state statutes. These laws and the implementing regulations strictly govern the protection of the health and safety of employees. The OSHA hazard communication standard, the EPA community right-to-know regulations under the Title III of CERCLA and similar state statutes require that we organize and/or disclose information about hazardous materials used or produced in our operations.

Properties
          We do not own or lease any material facilities or properties. Pursuant to our omnibus agreement, we reimburse Universal Compression Holdings for our pro rata portion of the properties it utilizes in connection with its domestic contract compression services business and our business.
Employees
          We do not have any employees. Universal Compression Holdings or its affiliates employ approximately 1,800 persons who provide direct or indirect support for our operations. We reimburse Universal Compression Holdings for the cost of those employees. Universal Compression Holdings considers its employee relations to be good.
Legal Proceedings
          From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. We do not believe we are party to any legal proceedings which, if determined adversely to us, individually or in the aggregate, would have a material adverse effect on our financial position, results of operations or cash flows.

MANAGEMENT OF UNIVERSAL COMPRESSION PARTNERS, L.P.
          Because our general partner is a limited partnership, its general partner, UCO GP, LLC, will manage our operations and activities. Our general partner is not elected by our unitholders and will not be subject to re-election on a regular basis in the future. The directors of UCO GP, LLC will oversee our operations. Unitholders will not be entitled to elect the directors of UCO GP, LLC or directly or indirectly participate in our management or operation. Our general partner owes a fiduciary duty to our unitholders. Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made expressly nonrecourse to it. Our general partner therefore may cause us to incur indebtedness or other obligations that are nonrecourse to it.
          At least two members of the board of directors of UCO GP, LLC will serve on a conflicts committee to review specific matters that the board believes may involve conflicts of interest. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers, or employees of its affiliates, including Universal Compression Holdings, and must meet the independence and experience standards established by the NASDAQ National Market and the Securities Exchange Act of 1934 (the “Exchange Act”) to serve on an audit committee of a board of directors, and certain other requirements. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners and not a breach by our general partner of any duties it may owe us or our unitholders.
          In addition, UCO GP, LLC will have an audit committee of at least three directors who meet the independence and experience standards established by the NASDAQ National Market and the Exchange Act. The audit committee will assist the board of directors in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and corporate policies and controls. The audit committee will have the sole authority to retain and terminate our independent registered public accounting firm, approve all auditing services and related fees and the terms thereof, and pre-approve any non-audit services to be rendered by our independent registered public accounting firm. The audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to the audit committee. The NASDAQ National Market does not require a listed limited partnership like us to have a majority of independent directors on the board of directors of our general partner or to establish a nominating and governance or a compensation committee.
          All of the executive officers of our general partner listed below will allocate their time between managing our business and affairs and the business and affairs of Universal Compression Holdings. The executive officers of our general partner may face a conflict regarding the allocation of their time between our business and the other business interests of Universal Compression Holdings. Universal Compression Holdings intends to seek to cause the executive officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs. We will also utilize a significant number of other employees of Universal Compression Holdings to operate our business and provide us with general and administrative services. We will reimburse Universal Compression Holdings for (1) allocated expenses of operational personnel who perform services for our benefit, (2) direct costs incurred with operating and maintaining our assets and (3) for allocated general and administrative expenses. Please read “— Reimbursement of Expenses of Our General Partner.”

Directors and Executive Officers
          The following table shows information regarding the current directors and executive officers of UCO GP, LLC. Directors are elected for one-year terms.

Name	Age	Position with UCO GP, LLC

Stephen A. Snider	57	President, Chief Executive Officer and Chairman of the Board
Ernie L. Danner	52	Executive Vice President
Daniel K. Schlanger	32	Senior Vice President and Chief Financial Officer
J. Michael Anderson.	44	Senior Vice President
Kirk E. Townsend	47	Senior Vice President
D. Bradley Childers	42	Senior Vice President
Richard Leong	55	Senior Vice President
Kenneth R. Bickett	44	Vice President and Controller
          Our directors hold office until the earlier of their death, resignation, removal or disqualification or until their successors have been elected and qualified. Officers serve at the discretion of the board of directors. There are no family relationships among any of our directors or executive officers.
          Stephen A. Snider. Mr. Snider was elected President, Chief Executive Officer and Chairman of the Board of Directors of UCO GP, LLC in June 2006. Mr. Snider has been President, Chief Executive Officer and a director of Universal Compression Holdings since consummation of the Tidewater Compression Service, Inc. acquisition in 1998. Mr. Snider has over 25 years of experience in senior management of operating companies, and also serves as a director of Energen Corporation (a diversified energy company focusing on natural gas distribution and oil and gas exploration and production) and T-3 Energy Services, Inc. (a provider of a broad range of oilfield products and services). Mr. Snider also serves on the Board of Directors of the Memorial Hermann Hospital System.
          Ernie L. Danner. Mr. Danner was elected Executive Vice President of UCO GP, LLC in June 2006. Mr. Danner became the Chief Financial Officer, Executive Vice President and a director of Universal Compression Holdings upon consummation of the acquisition of Tidewater Compression Service, Inc. in 1998. Mr. Danner held the position of Chief Financial Officer of Universal Compression Holdings until April 1999, after which time he retained the position of Executive Vice President. Mr. Danner became President, Latin America Division, of the wholly-owned subsidiary, Universal Compression, Inc., in November 2002. In April 2005, Mr. Danner became Executive Vice President and President, International Division. Prior to joining Universal Compression Holdings, Mr. Danner served as Chief Financial Officer and Senior Vice President of MidCon Corp. (an interstate pipeline company and a wholly-owned subsidiary of Occidental Petroleum Corporation). From 1988 until May 1997, Mr. Danner served as Vice President, Chief Financial Officer and Treasurer of INDSPEC Chemical Company and he also served as a director of INDSPEC. Mr. Danner is also a director of Tide-Air, Inc. (a distributor of Atlas Copco air compressors), Copano Energy, LLC (a midstream natural gas company), Horizon Lines, LLC (a Jones Act shipping company) and serves on the Board of Trustees of the John Cooper School in The Woodlands, Texas.
          Daniel K. Schlanger. Mr. Schlanger was elected Senior Vice President and Chief Financial Officer of UCO GP, LLC in June 2006 and Vice President — Corporate Development of Universal Compression Holdings in May 2006. From August 1996 through May 2006, Mr. Schlanger was employed as an investment banker with Merrill Lynch & Co. where he focused on the energy sector.
          J. Michael Anderson. Mr. Anderson was elected Senior Vice President of UCO GP, LLC in June 2006. Mr. Anderson became the Senior Vice President and Chief Financial Officer of Universal Compression Holdings in March 2003. From 1999 to March 2003, Mr. Anderson held various positions with Azurix Corp. primarily as the company’s Chief Financial Officer and later, as Chairman and Chief

Executive Officer. Prior to that time, Mr. Anderson spent ten years in the Global Investment Banking Group of J. P. Morgan Chase & Co. where he specialized in merger and acquisition advisory services.
          Kirk E. Townsend. Mr. Townsend was elected Senior Vice President of UCO GP, LLC in June 2006. Mr. Townsend became the Senior Vice President of Universal Compression Holdings in February 2001, and is President, North America Division, of Universal Compression, Inc., a wholly-owned subsidiary, which position he has held since October 2001. Mr. Townsend is responsible for all business activities of Universal Compression, Inc. within the United States and Canada. Mr. Townsend joined Universal Compression, Inc.’s predecessor company in 1979 as a domestic sales representative. In 1986, he became an international sales representative. Mr. Townsend was promoted to Vice President of Business Development in April 1999, and Vice President of Sales in October 1999. Mr. Townsend has over 25 years of sales and management experience in the natural gas compression industry.
          D. Bradley Childers. Mr. Childers was elected Senior Vice President of UCO GP, LLC in June 2006. Mr. Childers became the Senior Vice President — Business Development, General Counsel and Secretary of Universal Compression Holdings in April 2005. Previously, Mr. Childers had been the Senior Vice President, General Counsel and Secretary of Universal Compression Holdings since September 2002. Prior to joining Universal Compression Holdings, Mr. Childers held various positions with Occidental Petroleum Corporation and its subsidiaries, including as Vice President, Business Development at Occidental Oil and Gas Corporation from 1999 to August 2002, and as a corporate counsel in the legal department from 1994 to 1999. Prior to that time, Mr. Childers was an associate corporate attorney in the Los Angeles office of Sullivan & Cromwell from 1989 to 1994.
          Richard Leong. Mr. Leong was elected Senior Vice President of UCO GP, LLC in June 2006. Mr. Leong became the Senior Vice President — Marketing of Universal Compression Holdings in April 2005. Previously, Mr. Leong had been the Vice President and President, Asia Pacific Division, of Universal Compression, Inc. since December 2001. From 1996 until May 2001, Mr. Leong worked with Cooper Energy Services in various managerial and sales positions, serving most recently as Vice President, Sales & Marketing. Mr. Leong has over 31 years of marketing and general management experience in the energy industry.
          Kenneth R. Bickett. Mr. Bickett was elected Vice President and Controller of UCO GP, LLC in June 2006. Mr. Bickett became the Vice President and Corporate Controller of Universal Compression Holdings in July 2005. Previously, Mr. Bickett served as Vice President and Assistant Controller for Reliant Energy, Inc., an electricity and energy services provider. Prior to joining Reliant Energy in 2002, Mr. Bickett was employed by Azurix Corp. since 1998, where he most recently served as Vice President and Controller.
Executive Compensation
          We, our general partner and UCO GP, LLC were formed in June 2006. UCO GP, LLC has not accrued any obligations with respect to management incentive or retirement benefits for its directors and officers for the 2005 or 2006 fiscal years. It is the current intention that UCO GP, LLC will initially have eight employees including the Chief Executive Officer, the Chief Financial Officer and all of the other officers noted above. The officers and employees of UCO GP, LLC may participate in employee benefit plans and arrangements sponsored by Universal Compression Holdings. UCO GP, LLC has not entered into any employment agreements with any of its officers. We anticipate that the board of directors will grant awards to our key employees and our outside directors pursuant to the Long-Term Incentive Plan described below following the closing of this offering; however, the board has not yet made any determination as to the number of awards, the type of awards or when the awards would be granted.
Compensation of Directors
          Officers or employees of UCO GP, LLC or its affiliates who also serve as directors will not receive additional compensation for their service as a director of UCO GP, LLC. Our general partner anticipates that directors who are not officers or employees of UCO GP, LLC or its affiliates will receive compensation for attending meetings of the board of directors and committee meetings. The amount of such compensation has not yet been determined. In addition, each non-employee director will be reimbursed for his out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director will be fully indemnified by us for his actions associated with being a director to the fullest extent permitted under Delaware law.
Long-Term Incentive Plan
          General. UCO GP, LLC intends to adopt a Long-Term Incentive Plan (the “Plan”) for employees, consultants and directors of UCO GP, LLC and its affiliates, including Universal Compression Holdings, who perform services for us. The summary of the Plan contained herein does not purport to be complete and is qualified in its entirety by reference to the Plan. The Plan provides for the grant of restricted units, phantom units, unit options and substitute awards and, with respect to unit options and phantom units, the grant of distribution equivalent rights, or DERs. Subject to adjustment for certain events, an aggregate of                      common units may be delivered pursuant to awards under the Plan. Units that are cancelled, forfeited or are withheld to satisfy UCO GP, LLC’s tax withholding obligations are available for delivery pursuant to other awards. The Plan will be administered by the board of directors of UCO GP, LLC or a committee thereof, which we refer to as the plan administrator.
          Restricted Units and Phantom Units. A restricted unit is a common unit that is subject to forfeiture. Upon vesting, the grantee receives a common unit that is not subject to forfeiture. A phantom unit is a notional unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit or, in the discretion of the plan administrator, cash equal to the fair market value of a common unit. The plan administrator may make grants of restricted units and phantom units under the Plan to eligible individuals containing such terms, consistent with the Plan, as the plan administrator may determine, including the period over which restricted units and phantom units granted will vest. The plan administrator may, in its discretion, base vesting on the grantee’s completion of a period of service or upon the achievement of specified financial objectives or other criteria. In addition, the restricted and phantom units will vest automatically upon a change of control (as defined in the Plan) of us or UCO GP, LLC, subject to any contrary provisions in the award agreement.
          If a grantee’s employment, consulting or membership on the board terminates for any reason, the grantee’s restricted units and phantom units will be automatically forfeited unless, and to the extent, the award agreement or the plan administrator provides otherwise. Common units to be delivered with respect to these awards may be common units acquired by UCO GP, LLC in the open market, common units already owned by UCO GP, LLC, common units acquired by UCO GP, LLC directly from us or any other person, or any combination of the foregoing. UCO GP, LLC will be entitled to reimbursement by us for the cost incurred in acquiring common units. If we issue new common units with respect to these awards, the total number of common units outstanding will increase.
          Distributions made by us with respect to awards of restricted units may, in the plan administrator’s discretion, be subject to the same vesting requirements as the restricted units. The plan administrator, in its discretion, may also grant tandem DERs with respect to phantom units on such terms as it deems appropriate. DERs are rights that entitle the grantee to receive, with respect to a phantom unit, cash equal to the cash distributions made by us on a common unit.
          We intend for the restricted units and phantom units granted under the Plan to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation of the common units. Therefore, participants will not pay any consideration for the common units they receive with respect to these types of awards, and neither we nor our general partner will receive remuneration for the units delivered with respect to these awards.
          Unit Options. The Plan also permits the grant of options covering common units. Unit options may be granted to such eligible individuals and with such terms as the plan administrator may determine, consistent with the Plan; however, a unit option must have an exercise price equal to the fair market value of a common unit on the date of grant.

          Upon exercise of a unit option, UCO GP, LLC will acquire common units in the open market at a price equal to the prevailing price on the principal national securities exchange upon which the common units are then traded, or directly from us or any other person, or use common units already owned by the general partner, or any combination of the foregoing. UCO GP, LLC will be entitled to reimbursement by us for the difference between the cost incurred by UCO GP, LLC in acquiring the common units and the proceeds received by UCO GP, LLC from an optionee at the time of exercise. Thus, we will bear the cost of the unit options. If we issue new common units upon exercise of the unit options, the total number of common units outstanding will increase, and UCO GP, LLC will remit the proceeds it received from the optionee upon exercise of the unit option to us. The unit option plan has been designed to furnish additional compensation to employees, consultants and directors and to align their economic interests with those of common unitholders.
          Substitution Awards. The plan administrator, in its discretion, may grant substitute or replacement awards to eligible individuals who, in connection with an acquisition made by us, UCO GP, LLC or an affiliate, have forfeited an equity-based award in their former employer. A substitute award that is an option may have an exercise price less than the value of a common unit on the date of grant of the award.
          Termination of Long-Term Incentive Plan. UCO GP, LLC’s board of directors, in its discretion, may terminate the Plan at any time with respect to the common units for which a grant has not theretofore been made. The Plan will automatically terminate on the earlier of the 10th anniversary of the date it was initially approved by our unitholders or when common units are no longer available for delivery pursuant to awards under the Plan. UCO GP, LLC’s board of directors will also have the right to alter or amend the Plan or any part of it from time to time and the plan administrator may amend any award; provided, however, that no change in any outstanding award may be made that would materially impair the rights of the participant without the consent of the affected participant. Subject to unitholder approval, if required by the rules of the principal national securities exchange upon which the common units are traded, the board of directors of UCO GP, LLC may increase the number of common units that may be delivered with respect to awards under the Plan.
Reimbursement of Expenses of Our General Partner
          Our general partner will not receive any management fee or other compensation for its management of us. Our general partner and its affiliates will be reimbursed for all expenses incurred on our behalf, including the compensation of employees of Universal Compression Holdings that perform services on our behalf. These expenses include all expenses necessary or appropriate to the conduct of our business and that are allocable to us. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. There is no cap on the amount that may be paid or reimbursed to our general partner or its affiliates for compensation or expenses incurred on our behalf. Please read “Certain Relationships and Related Party Transactions — Omnibus Agreement — Provision of Services Necessary to Operate Our Business.”

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
          The following table sets forth the beneficial ownership of our units that will be issued upon the consummation of this offering and the related transactions and held by:

•	each person who then will beneficially own 5% or more of the then outstanding units;

•	all of the directors of UCO GP, LLC;

•	each executive officer of UCO GP, LLC; and

•	all directors and officers of UCO GP, LLC as a group.

				Percentage of	Percentage of Total
		Percentage of	Subordinated	Subordinated	Common and
	Common Units	Common Units	Units to be	Units to be	Subordinated Units
	to be Beneficially	to be Beneficially	Beneficially	Beneficially	to be Beneficially
Name of Beneficial Owner(1)	Owned	Owned	Owned	Owned	Owned

Universal Compression Holdings, Inc.(2)		%		%	%
Universal Compression, Inc.(2)		%		%	%
Stephen A. Snider		%		%	%
Ernie L. Danner		%		%	%
Daniel K. Schlanger		%		%	%
J. Michael Anderson		%		%	%
Kirk E. Townsend		%		%	%
D. Bradley Childers		%		%	%
Richard Leong		%		%	%
Kenneth R. Bickett		%		%	%

All directors and officers as a group ( persons)		%		%	%

(1)	The address for all the beneficial owners in this table is 4444 Brittmoore Road, Houston, Texas 77041.

(2)	Universal Compression Holdings, Inc. is the ultimate parent company of Universal Compression, Inc. and may, therefore, be deemed to beneficially own the units held by Universal Compression, Inc.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
          After this offering, our general partner and its affiliates will own 825,000 common units and 6,325,000 subordinated units representing an aggregate 55.4% limited partner interest in us. In addition, our general partner will own a 2% general partner interest in us and the incentive distribution rights.
Distributions and Payments to Our General Partner and its Affiliates
          The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation and any liquidation of Universal Compression Partners, L.P. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm’s-length negotiations.
Formation Stage

The consideration received by Universal Compression Holdings and its subsidiaries for the contribution of the assets and liabilities to us	• 825,000 common units;

• 6,325,000 subordinated units;

• 258,163 general partner units;

• the incentive distribution rights; and

• our assumption of $223.2 million of indebtedness from Universal Compression Holdings.
Operational Stage

Distributions of available cash to our general partner and its affiliates	We will generally make cash distributions 98% to our unitholders pro rata, including our general partner and its affiliates, as the holders of an aggregate 825,000 common units and 6,325,000 subordinated units, and 2% to our general partner. In addition, if distributions exceed the minimum quarterly distribution and other higher target distribution levels, our general partner will be entitled to increasing percentages of the distributions, up to 50% of the distributions above the highest target distribution level.

Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our outstanding units for four quarters, our general partner and its affiliates would receive an annual distribution of approximately $0.4 million on their general partner units and $10.0 million on their common and subordinated units.

Payments to our general partner and its affiliates	We will reimburse Universal Compression Holdings and its affiliates for the payment of all direct and indirect expenses incurred on our behalf. For further information regarding the reimbursement of these expenses, please read “— Omnibus Agreement.”

Withdrawal or removal of our general partner	If our general partner withdraws or is removed, its general partner interest and its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read “The Partnership Agreement — Withdrawal or Removal of the General Partner.”

Liquidation Stage

Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their respective capital account balances.
Agreements Governing the Transactions
          We and other parties have entered into or will enter into the various documents and agreements that will effect the offering transactions, including the vesting of assets in, and the assumption of liabilities by, us and our subsidiaries, and the application of the proceeds of this offering. These agreements will not be the result of arm’s-length negotiations, and they, or any of the transactions that they provide for, may not be effected on terms at least as favorable to the parties to these agreements as they could have been obtained from unaffiliated third parties. All of the transaction expenses incurred in connection with these transactions, including the expenses associated with transferring assets into our subsidiaries, will be paid from the proceeds of this offering.
Omnibus Agreement
          Upon the closing of this offering, we will enter into an omnibus agreement with Universal Compression Holdings, our general partner and others. The following discussion describes provisions of the omnibus agreement. Any or all of the provisions of the omnibus agreement will be terminable by Universal Compression Holdings at its option if our general partner is removed without cause and units held by our general partner and its affiliates are not voted in favor of that removal. The omnibus agreement will also terminate on a change of control of us, our general partner or the general partner of our general partner.
Non-competition
          Under the omnibus agreement, subject to the termination and modification provisions described below, Universal Compression Holdings will agree, and will cause its controlled affiliates (other than us, our general partner and our subsidiaries) to agree, not to offer or provide compression services in the United States to our contract compression services customers comprising part of the business to be contributed to us in connection with the closing of the offering. Compression services is defined to include the provision of natural gas contract compression services to customers. Compression services will be defined to exclude fabrication of compression equipment, sales of compression equipment and operating, maintenance, service, repairs or overhauls of compression equipment owned by third parties. Universal Compression Holdings will also agree that new customers for contract compression services (neither our customers nor customers of Universal Compression Holdings for domestic contract compression services at the time of this offering) will be for our account unless the new customer is unwilling to contract with us or unwilling to do so under the new form of compression services agreement. If a new customer is unwilling to enter into such an arrangement with us, then Universal Compression Holdings may provide compression services to the new customer.
          In addition, under the omnibus agreement, for so long as Universal Compression Holdings or its affiliates control our general partner, we will agree, and will cause our subsidiaries to agree, not to offer or provide compression services to Universal Compression Holdings’ domestic contract compression services customers not part of the business contributed to us in connection with the closing of the offering.
          The non-competition arrangements may be altered in the event of any the following:

•	the conflicts committee approves the provision of contract compression services to particular customer or customers or otherwise agrees to the modification of the non-competition provisions;

•	one of our customers (or its applicable business) and a customer of Universal Compression Holdings (or its applicable business) merge or are otherwise combined, in which case, each of us and Universal Compression Holdings may continue to provide compression services to the applicable combined entity or business without being in violation of the non-competition provisions, but Universal Compression Holdings and the conflicts committee of our general partner must negotiate in good faith to implement procedures or such other arrangements to protect the value to each of Universal Compression Holdings and us of the business of providing compression services to each such customer or its applicable business, as applicable; or

•	Universal Compression Holdings’ sale of additional portions of its domestic contract compression business to us or a third party.
Unless the omnibus agreement is terminated earlier as described above, the non-competition provisions of the omnibus agreement will terminate on the third anniversary of the completion of this offering.
Provision of Services Necessary to Operate Our Business
          Universal Compression Holdings or its affiliates will provide all operational staff, corporate staff and support services necessary to run our business. The services will be substantially identical in nature and quality to the services Universal Compression Holdings employs with respect to the rest of its domestic contract compression business not contributed to us at the closing of the offering. These services will be provided to us in a commercially reasonably manner and upon the reasonable request of our general partner.
          The services may include, without limitation, operations, marketing, maintenance and repair, periodic overhauls of compression equipment, inventory management, legal, accounting, treasury, insurance administration and claims processing, risk management, health, safety and environmental, information technology, human resources, credit, payroll, internal audit, taxes and engineering.
          Universal Compression Holdings will be entitled to be reimbursed by us for all of the services it provides us. Costs directly attributable to the provision of services to our customers, including the operation of specific compressors and any maintenance capital expenditures incurred by Universal Compression Holdings on our behalf with respect to our operations (including maintenance, repairs and overhauls), will be reimbursable by us at Universal Compression Holdings’ actual cost and will be allocated to us based on the specific customer application with which they are associated. Any expansion capital expenditures (for example, the fabrication, reconfiguration or replacement of a compressor) incurred by Universal Compression Holdings on our behalf will be reimbursable by us at Universal Compression Holding’s actual cost plus a fixed margin. In addition, all aggregate indirect costs associated with Universal Compression Holdings’ domestic contract compression business and our business, including general and administrative costs, will be allocated to, and reimbursable by, us on a pro rata basis at Universal Compression Holdings’ actual cost. We expect this allocation to be based on the amount of compression horsepower owned by us relative to the amount owned by Universal Compression Holdings’ domestic contract compression business as of the end of each fiscal quarter. The basis for such reimbursement may, alternatively, be in accordance with such other method as our general partner deems reasonable and appropriate.
Purchase of New Compression Equipment from Universal Compression Holdings
          Pursuant to the omnibus agreement, we will be permitted to purchase newly fabricated compression equipment from Universal Compression Holdings or its affiliates at Universal Compression Holdings’ cost to fabricate such equipment plus a fixed margin. Universal Compression Holdings intends to permit us to purchase newly fabricated compression equipment and is incentivized to do so to facilitate our growth given its significant equity ownership position in us. However, Universal Compression Holdings will be under no obligation to offer to us such equipment for purchase or permit us to purchase it if we request to do so and we will be under no obligation to purchase such equipment. The conflicts committee of our general partner will meet on a quarterly basis to review our purchases of newly fabricated equipment from Universal Compression Holdings. Any modifications to the pricing or procedures under which we purchase such equipment will be subject to approval by the conflicts committee.
Transfer of Compression Equipment with Universal Compression Holdings
          Pursuant to the omnibus agreement, in the event that Universal Compression Holdings or its affiliates determines in good faith that there exists a need on the part of Universal Compression Holdings’ contract compression services business or on our part to transfer compression equipment between Universal Compression Holdings and us so as to fulfill the compression services obligations of either of Universal Compression Holdings or us, such equipment may be so transferred if it will not cause us to breach any of our existing contracts or to suffer a loss of revenue or incur any costs (other than as described below).
          Within seven days after the end of each fiscal quarter, we and Universal Compression Holdings will determine the aggregate amount of compression equipment that was transferred to us and the aggregate amount of compression equipment that was transferred to Universal Compression Holdings during such preceding quarter. Subject to our ability to carry a limited unremedied transfer balance, as described below, in the event that the aggregate appraised value of the compression equipment transferred to us exceeds the aggregate appraised value of the compression equipment transferred to Universal Compression Holdings, within 15 days following the end of the applicable quarter, we will either (1) transfer compression equipment to Universal Compression Holdings equal in value to such excess appraised value, (2) pay Universal Compression Holdings an amount in cash equal to such excess appraised value or (3) remedy the disparity using whatever means Universal Compression Holdings and the conflicts committee of our general partner determines is fair and reasonable. The amount of any excess of the appraised value of compression equipment transferred to us over that transferred to Universal Compression Holdings in any quarter not remedied through any of 1, 2 or 3 above plus the aggregate amount of such excess appraised value from prior quarters not previously remedied through any such means, shall at no time exceed $20.0 million. In addition, the amount payable in cash described in (2) above may be subject to a cap to be determined by Universal Compression Holdings and the conflicts committee of our general partner.
          Subject to our ability to carry a limited unremedied transfer balance, as described below, in the event that the aggregate appraised value of the compression equipment transferred to Universal Compression Holdings exceeds the aggregate appraised value of the compression equipment transferred to us, within 15 days following the end of the applicable quarter, Universal Compression Holdings will either (1) transfer to us compression equipment having an aggregate appraised value equal to such excess appraised value, (2) pay us an amount in cash equal to such excess appraised value, (3) agree to lease such excess equipment from us on standard terms pre-approved by the conflicts committee of our general partner or (4) remedy the disparity using whatever means Universal Compression Holdings and the conflicts committee of our general partner determines is fair and reasonable. The amount of any excess of the appraised value of compression equipment transferred to Universal Compression Holdings over that transferred to us in any quarter not remedied through any of 1, 2, 3 or 4 above plus the aggregate amount of such excess appraised value from prior quarters not previously remedied through any such means shall at no time exceed $20.0 million. The amount payable in cash described in 2 above may be subject to a cap to be determined between Universal Compression Holdings and the conflicts committee of our general partner. Additionally, the conflicts committee of our general partner may limit the amount of equipment that Universal Compression Holdings may lease from us. Please read “Material Tax Consequences.”
          The conflicts committee of our general partner will meet on a quarterly basis to review all of the transfers of compression equipment between Universal Compression Holdings. Any modifications to the procedures set forth above must be pre-approved by the conflicts committee of our general partner.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES
Conflicts of Interest
          Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates (including Universal Compression Holdings) on the one hand, and our partnership and our limited partners, on the other hand. The directors and officers of UCO GP, LLC have fiduciary duties to manage UCO GP, LLC and our general partner in a manner beneficial to its owners. At the same time, our general partner has a fiduciary duty to manage our partnership in a manner beneficial to us and our unitholders.
          Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or any other partner, on the other hand, our general partner will resolve that conflict. Our partnership agreement contains provisions that modify and limit our general partner’s fiduciary duties to our unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions taken that, without those limitations, might constitute breaches of fiduciary duty.
          Our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or our unitholders if the resolution of the conflict is:

•	approved by the conflicts committee, which approval may be granted in advance of a known conflict, if such approval is contingent upon compliance with pre-approved, documented guidelines and procedures, although our general partner is not obligated to seek such approval;

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	fair and reasonable to us, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to us.
          Our general partner may, but is not required to, seek the approval of such resolution from the conflicts committee of its board of directors. If our general partner does not seek approval from the conflicts committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee may consider any factors it determines in good faith to consider when resolving a conflict. When our partnership agreement provides that someone act in good faith, it requires that person to reasonably believe he is acting in the best interests of the partnership.
          Conflicts of interest could arise in the situations described below, among others.
Universal Compression Holdings may engage in competition with us under certain circumstances and may conduct its own businesses in a manner detrimental to our own.
          Universal Compression Holdings will own and control our general partner. Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than those incidental to its ownership of interests in us. In addition, pursuant to the omnibus agreement, we and Universal Compression Holdings will enter into certain non-competition agreements with respect to domestic compression services. “Certain Relationships and Related Party Transactions — Omnibus Agreement — Non-competition.” Similarly, under the omnibus agreement, Universal Compres-

sion Holdings will agree and will cause it affiliates to agree, for so long as Universal Compression Holdings controls our partnership and for no more than three years after the completion of this offering, and subject to other limitations, not to engage in the business described above under the caption “Certain Relationships and Related Party Transactions — Omnibus Agreement — Non-competition.” Except as provided in our partnership agreement and the omnibus agreement, affiliates of our general partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us. In particular, Universal Compression Holdings will continue to engage in the domestic and international compression services business and the supply of fabricated compression equipment and the provision of aftermarket services to customers choosing to own their own compression equipment.
Neither our partnership agreement nor any other agreement requires Universal Compression Holdings to pursue a business strategy that favors us or utilizes our assets or dictates what markets to pursue or grow. Universal Compression Holdings’ directors have a fiduciary duty to make these decisions in the best interests of the owners of Universal Compression Holdings, which may be contrary to our interests.
          Because certain of the directors of our general partner are also directors and/or officers of Universal Compression Holdings, such directors have fiduciary duties to Universal Compression Holdings that may cause them to pursue business strategies that disproportionately benefit Universal Compression Holdings or which otherwise are not in our best interests.
Our general partner is allowed to take into account the interests of parties other than us, such as Universal Compression Holdings, in resolving conflicts of interest.
          Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its limited call right, the exercise of its rights to transfer or vote the units it owns, the exercise of its registration rights and its determination whether or not to consent to any merger or consolidation of the partnership or amendment to the partnership agreement.
We will not have any officers or employees and will rely on officers and employees of our general partner and its affiliates, including Universal Compression Holdings.
          We will not have any officers or employees and will rely solely on officers of our general partner and employees of Universal Compression Holdings and its affiliates. Affiliates of our general partner and Universal Compression Holdings will conduct businesses and activities of their own in which we will have no economic interest. If these separate activities are significantly greater than our activities, there could be material competition for the time and effort of these officers and employees. The officers of our general partner will not be required to work full time on our affairs. Each of the officers is also an officer of Universal Compression Holdings. These officers may devote significant time to the affairs of Universal Compression Holdings or its affiliates and will be compensated by these affiliates for the services rendered to them. In addition, Universal Compression Holdings will allocate expenses of operational personnel who perform services for our benefit to us and we will reimburse Universal Compression Holdings for those expenses.

Our general partner has limited its liability and reduced its fiduciary duties, and has also restricted the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty.
          In addition to the provisions described above, our partnership agreement contains provisions that restrict the remedies available to our unitholders for actions that might otherwise constitute breaches of fiduciary duty. For example, our partnership agreement:

•	provides that the general partner shall not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith, meaning it believed that the decision was in the best interests of our partnership;

•	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us, as determined by the general partner in good faith, and that, in determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us;

•	provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or those other persons acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

•	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner acting in good faith and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or must be “fair and reasonable” to us, as determined by our general partner in good faith and that, in determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us.
Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.
          Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval or with respect to which our general partner has sought conflicts committee approval, on such terms as it determines to be necessary or appropriate to conduct our business including, but not limited to, the following:

•	the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into our securities, and the incurring of any other obligations;

•	the purchase, sale or other acquisition or disposition of our securities, or the issuance of additional options, rights, warrants and appreciation rights relating to our securities;

•	the mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets;

•	the negotiation, execution and performance of any contracts, conveyances or other instruments;

•	the distribution of our cash;

•	the selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

•	the maintenance of insurance for our benefit and the benefit of our partners;

•	the formation of, or acquisition of an interest in, the contribution of property to, and the making of loans to, any limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships;

•	the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

•	the indemnification of any person against liabilities and contingencies to the extent permitted by law;

•	the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets; and

•	the entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.
          Our partnership agreement provides that our general partner must act in “good faith” when making decisions on our behalf, and our partnership agreement further provides that in order for a determination by our general partner to be made in “good faith,” our general partner must believe that the determination is in our best interests. Please read “The Partnership Agreement — Voting Rights” for information regarding matters that require unitholder approval.
Our general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuance of additional partnership securities and the creation, reduction or increase of reserves, each of which can affect the amount of cash that is distributed to our unitholders.
          The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	the manner in which our business is operated, including our access to compression equipment;

•	the amount of our borrowings;

•	the amount, nature and timing of our capital expenditures;

•	our issuance of additional units;

•	asset purchases, transfers and sales and other acquisitions and dispositions; and

•	the amount of cash reserves necessary or appropriate to satisfy general, administrative and other expenses and debt service requirements, and otherwise provide for the proper conduct of our business.
          In addition, our general partner may use an amount, initially equal to $20.0 million, which would not otherwise constitute available cash from operating surplus, in order to permit the payment of cash distributions on its units and incentive distribution rights. All of these actions may affect the amount of cash distributed to our unitholders and the general partner and may facilitate the conversion of subordinated units into common units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

          In addition, borrowings by us and our affiliates do not constitute a breach of any duty owned by the general partner to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	hastening the expiration of the subordination period.
          For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permit us to borrow funds, which would enable us to make this distribution on all outstanding units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions — Subordination Period.”
          Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us, our operating company, or its operating subsidiaries.
Our general partner determines which costs incurred by Universal Compression Holdings are reimbursable by us.
          We will reimburse our general partner and its affiliates for all direct and indirect costs incurred in managing and operating us. The partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith.
Our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf.
          Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Neither our partnership agreement nor any of the other agreements, contracts or arrangements between us, on the one hand, and our general partner and its affiliates, on the other hand, that will be in effect as of the closing of this offering will be the result of arm’s-length negotiations. Similarly, agreements, contracts or arrangements between us and our general partner and its affiliates that are entered into following the closing of this offering will not be required to be negotiated on an arm’s-length basis, although, in some circumstances, our general partner may determine that the conflicts committee of our general partner may make a determination on our behalf with respect to one or more of these types of situations.
          Our general partner will determine, in good faith, the terms of any of these transactions entered into after the sale of the common units offered in this offering.
          Our general partner and its affiliates will have no obligation to permit us to use any facilities or assets of our general partner or its affiliates, except as may be provided in contracts entered into specifically dealing with that use. There is no obligation of our general partner or its affiliates to enter into any contracts of this kind.
Our general partner intends to limit its liability regarding our obligations.
          Our general partner intends to limit its liability under contractual arrangements so that the other party has recourse only to our assets, and not against our general partner or its assets. The partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained more favorable terms without the limitation on liability.

Our general partner may exercise its right to call and purchase common units if it and its affiliates own more than 80% of the common units.
          Our general partner may exercise its right to call and purchase common units as provided in the partnership agreement or assign this right to one of its affiliates or to us. Our general partner is not bound by fiduciary duty restrictions in determining whether to exercise this right. As a result, a common unitholder may have his common units purchased from him at an undesirable time or price. Please read “The Partnership Agreement — Limited Call Right.”
Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.
          Any agreements between us on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.
Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.
          The attorneys, independent accountants and others who have performed services for us regarding this offering have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or the conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.
Fiduciary Duties
          Our general partner is accountable to us and our unitholders as a fiduciary. Fiduciary duties owed to unitholders by our general partner are prescribed by law and the partnership agreement. The Delaware Revised Uniform Limited Partnership Act, which we refer to in this prospectus as the Delaware Act, provides that Delaware limited partnerships may, in their partnership agreements, modify, restrict or expand the fiduciary duties otherwise owed by a general partner to limited partners and the partnership.
          Our partnership agreement contains various provisions modifying and restricting the fiduciary duties that might otherwise be owed by our general partner. We have adopted these restrictions to allow our general partner or its affiliates to engage in transactions with us that would otherwise be prohibited by state-law fiduciary duty standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because our general partner’s board of directors will have fiduciary duties to manage our general partner in a manner beneficial to its owners, as well as to you. Without these modifications, the general partner’s ability to make decisions involving conflicts of interest would be restricted. The modifications to the fiduciary standards enable the general partner to take into consideration all parties involved in the proposed action, so long as the resolution is fair and reasonable to us. These modifications also enable our general partner to attract and retain experienced and capable directors. These modifications are detrimental to our common unitholders because they restrict the remedies available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interest. The following is a summary of the material restrictions of the fiduciary duties owed by our general partner to the limited partners:

State-law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues about compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under applicable law. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that the general partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct.

Special provisions regarding affiliated transactions. Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders and that are not approved by the conflicts committee of the board of directors of our general partner must be:

• on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

• “fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our general partner does not seek approval from the conflicts committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors, which may include board members affected by the conflict of interest, acted in good faith and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.
          By purchasing our common units, each common unitholder automatically agrees to be bound by the provisions in the partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner or assignee to sign a partnership agreement does not render the partnership agreement unenforceable against that person.
          We must indemnify our general partner and its officers, directors, managers and certain other specified persons, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct. We must also provide this indemnification for criminal proceedings unless our general partner or these other persons acted with knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it meets the requirements set forth above. To the extent these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the SEC, such indemnification is contrary to public policy and, therefore, unenforceable. Please read “The Partnership Agreement — Indemnification.”

DESCRIPTION OF THE COMMON UNITS
The Units
          The common units and the subordinated units are separate classes of limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read this section and “Our Cash Distribution Policy and Restrictions on Distributions.” For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read “The Partnership Agreement.”
Transfer Agent and Registrar
          Duties. Computershare Trust Company, N.A. will serve as registrar and transfer agent for the common units. We will pay all fees charged by the transfer agent for transfers of common units except the following that must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a common unitholder; and

•	other similar fees or charges.
          There will be no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.
          Resignation or Removal. The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.
Transfer of Common Units
          By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

•	gives the consents and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.

          A transferee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.
          We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.
          Common units are securities and are transferable according to the laws governing transfers of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.
          Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

THE PARTNERSHIP AGREEMENT
          The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.
          We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions”;

•	with regard to the fiduciary duties of our general partner, please read “Conflicts of Interest and Fiduciary Duties”;

•	with regard to the transfer of common units, please read “Description of the Common Units — Transfer of Common Units”; and

•	with regard to allocations of taxable income and taxable loss, please read “Material Tax Consequences.”
Organization and Duration
          Our partnership was organized on June 14, 2006 and will have a perpetual existence.
Purpose
          Our purpose under the partnership agreement is to engage in any business activities that are approved by our general partner. Our general partner, however, may not cause us to engage in any business activities that the general partner determines would cause us to be treated as a corporation for federal income tax purposes.
          Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than the business of providing contract compression services, our general partner has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. Our general partner is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.
Power of Attorney
          Each limited partner, and each person who acquires a unit from a unitholder, by accepting the common unit, automatically grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our general partner the authority to amend, and to grant consents and waivers on behalf of the limited partners under, our partnership agreement.
Cash Distributions
          Our partnership agreement specifies the manner in which we will make cash distributions to holders of our common units and other partnership securities as well as to our general partner in respect of its general partner interest and its incentive distribution rights. For a description of these cash distribution provisions, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”
Capital Contributions
          Unitholders are not obligated to make additional capital contributions, except as described below under “— Limited Liability.”

          Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its 2% general partner interest if we issue additional units. Our general partner’s 2% interest, and the percentage of our cash distributions to which it is entitled, will be proportionately reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest. Our general partner will be entitled to make a capital contribution in order to maintain its 2% general partner interest in the form of the contribution to us of common units based on the current market value of the contributed common units.
Voting Rights
          The following is a summary of the unitholder vote required for the matters specified below. Matters requiring the approval of a “unit majority” require:

•	during the subordination period, the approval of a majority of the common units, excluding those common units held by our general partner and its affiliates, and a majority of the subordinated units, voting as separate classes; and

•	after the subordination period, the approval of a majority of the common units.
          In voting their common and subordinated units, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.

Issuance of additional units	No approval right.

Amendment of the partnership agreement	Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “— Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. Please read “— Merger, Consolidation, Conversion, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. Please read “— Termination and Dissolution.”

Continuation of our business upon dissolution	Unit majority. Please read “— Termination and Dissolution.”

Withdrawal of the general partner	Under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to September 30, 2016 in a manner that would cause a dissolution of our partnership. Please read “— Withdrawal or Removal of the General Partner.”

Removal of the general partner	Not less than 66 2/3 % of the outstanding units, including units held by our general partner and its affiliates. Please read “— Withdrawal or Removal of the General Partner.”

Transfer of the general partner interest	Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets, to such person. The approval of a majority of the common units, excluding common units held by the general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to September 30, 2016. See “— Transfer of General Partner Units.”

Transfer of incentive distribution rights	Except for transfers to an affiliate or another person as part of our general partner’s merger or consolidation, sale of all or substantially all of its assets or the sale of all of the ownership interests in such holder, the approval of a majority of the common units, excluding common units held by the general partner and its affiliates, is required in most circumstances for a transfer of the incentive distribution rights to a third party prior to September 30, 2016. Please read “— Transfer of Incentive Distribution Rights.”

Transfer of ownership interests in our general partner	No approval required at any time. Please read “— Transfer of Ownership Interests in the General Partner.”

Limited Liability
          Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of the partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace the general partner;

•	to approve some amendments to the partnership agreement; or

•	to take other action under the partnership agreement;
constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as the general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither the partnership agreement nor the Delaware Act specifically provides for legal recourse against the general partner if a limited partner were to lose limited liability through any fault of the general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.
          Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.
          Our subsidiaries conduct business in 16 states and we may have subsidiaries that conduct business in other states in the future. Maintenance of our limited liability as a limited partner of the operating partnership may require compliance with legal requirements in the jurisdictions in which the operating partnership conducts business, including qualifying our subsidiaries to do business there.
          Limitations on the liability of limited partners for the obligations of a limited partner have not been clearly established in many jurisdictions. If, by virtue of our partnership interest in our operating partnership or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace the general partner, to approve some amendments to the partnership agreement, or to take other action under the partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as the general partner under the circumstances. We will operate in a manner that the general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.
Issuance of Additional Securities
          Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.
          It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership securities may dilute the value of the interests of the then-existing holders of common units in our net assets.
          In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity securities, which may effectively rank senior to the common units.
          Upon issuance of additional partnership securities, our general partner will be entitled, but not required, to make additional capital contributions to the extent necessary to maintain its 2% general partner interest in us. Our general partner’s 2% interest in us will be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other partnership securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates, including such interest represented by common units and subordinated units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.
Amendment of the Partnership Agreement
          General. Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or to call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.
          Prohibited Amendments. No amendment may be made that would:

•	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•	enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld at its option.
          The provision of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Upon completion of the offering, our general partner and its affiliates will own approximately 56.5% of the outstanding common and subordinated units.
          No Unitholder Approval. Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner or assignee to reflect:

•	a change in our name, the location of our principal place of our business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•	a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor the operating partnership nor any of its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•	an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•	an amendment that our general partner determines to be necessary or appropriate for the authorization of additional partnership securities or rights to acquire partnership securities;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•	any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and related changes;

•	conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or

•	any other amendments substantially similar to any of the matters described in the clauses above.
          In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner if our general partner determines that those amendments:

•	do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

•	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•	are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.
          Opinion of Counsel and Unitholder Approval. Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as an entity for federal income tax purposes in connection with any of the amendments described under “—No Unitholders Approval.” No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.
          In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.
Merger, Consolidation, Conversion, Sale or Other Disposition of Assets
          A merger, consolidation or conversion of us requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interest of us or the limited partners.
          In addition, the partnership agreement generally prohibits our general partner without the prior approval of the holders of a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval. Finally, our general partner may consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in a material amendment to the partnership agreement, each of our units will be an identical unit of our partnership following the transaction, and the partnership securities to be issued do not exceed 20% of our outstanding partnership securities immediately prior to the transaction.
          If the conditions specified in the partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, our general partner has received an opinion of counsel regarding limited liability and tax matters, and the governing instruments of the new entity provide the limited partners and the general partner with the same rights and obligations as contained in the partnership agreement. The unitholders are not entitled to dissenters’ rights of appraisal under the partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.
Termination and Dissolution
          We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

•	the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

•	there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

•	the entry of a decree of judicial dissolution of our partnership; or

•	the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.
          Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability of any limited partner; and

•	neither our partnership, our operating partnership nor any of our other subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.
Liquidation and Distribution of Proceeds
          Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate to liquidate our assets and apply the proceeds of the liquidation as described in “Provisions of Our Partnership Agreement Relating to Cash Distributions — Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of the General Partner
          Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to September 30, 2016 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after September 30, 2016, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than the general partner and its affiliates. In addition, the partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “— Transfer of General Partner Units” and “— Transfer of Incentive Distribution Rights.”
          Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority, voting as separate classes, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “— Termination and Dissolution.”
          Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes. The ownership of more than 33 1/3 % of the outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner’s removal. At the closing of this offering, our general partner and its affiliates will own 56.5% of the outstanding common and subordinated units.
          Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end, and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at that time.
          In the event of removal of a general partner under circumstances where cause exists or withdrawal of a general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where a general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.
          If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.
          In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.
Transfer of General Partner Units
          Except for transfer by our general partner of all, but not less than all, of its general partner units to:

•	an affiliate of our general partner (other than an individual); or

•	another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any of its general partner units to another person prior to September 30, 2016 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.
          Our general partner and its affiliates may at any time, transfer common or subordinated units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.
Transfer of Ownership Interests in the General Partner
          At any time, Universal Compression Holdings and its affiliates may sell or transfer all or part of their partnership interests in our general partner, or their membership interest in UCO GP, LLC, the general partner of our general partner, to an affiliate or third party without the approval of our unitholders.
Transfer of Incentive Distribution Rights
          Our general partner or its affiliates or a subsequent holder may transfer its incentive distribution rights to an affiliate of the holder (other than an individual) or another entity as part of the merger or consolidation of such holder with or into another entity, the sale of all of the ownership interest in the holder or the sale of all or substantially all of its assets to, that entity without the prior approval of the unitholders. Prior to September 30, 2016, other transfers of incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. On or after September 30, 2016, the incentive distribution rights will be freely transferable.
Change of Management Provisions
          Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove our general partner or otherwise change our management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the prior approval of our general partner.
          Our partnership agreement also provides that if our general partner is removed under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner units and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at that time.
Limited Call Right
          If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10 but not more than 60 days notice. The purchase price in the event of this purchase is the greater of:

•	the highest cash price paid by either of our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the current market price as of the date three days before the date the notice is mailed.
          As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material Tax Consequences — Disposition of Common Units.”
Meetings; Voting
          Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. In the case of common units held by our general partner on behalf of non-citizen assignees, our general partner will distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.
          Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.
          Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “— Issuance of Additional Securities.” However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units as a single class.
          Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.
Status as Limited Partner
          By the transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Except as described under “— Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.
Non-Citizen Assignees; Redemption
          If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner, we may redeem the units held by the limited partner at their current market price. In order to avoid any cancellation or forfeiture, our general partner may require each limited partner to furnish information about his nationality, citizenship or related status. If a limited partner fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our general partner determines after receipt of the information that the limited partner is not an eligible citizen, the limited partner may be treated as a non-citizen assignee. A non-citizen assignee, is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from us, including liquidating distributions. A non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in-kind upon our liquidation.
Indemnification
          Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of a general partner or any departing general partner;

•	any person who is or was a director, officer, member, partner, fiduciary or trustee of any entity set forth in the preceding three bullet points;

•	any person who is or was serving as director, officer, member, partner, fiduciary or trustee of another person at the request of our general partner or any departing general partner; and

•	any person designated by our general partner.
          Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.
Reimbursement of Expenses
          Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. The general partner is entitled to determine in good faith the expenses that are allocable to us.
Books and Reports
          Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and financial reporting purposes, our fiscal year is the calendar year.
          We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.
          We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.
Right to Inspect Our Books and Records
          Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each partner;

•	a copy of our tax returns;

•	information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each partner became a partner;

•	copies of our partnership agreement, our certificate of limited partnership, related amendments and powers of attorney under which they have been executed;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.
          Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.
Registration Rights
          Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts, commissions and structuring fees. Please read “Units Eligible for Future Sale.”

UNITS ELIGIBLE FOR FUTURE SALE
          After the sale of the common units offered hereby, management of the general partner of our general partner and Universal Compression Holdings and its affiliates will hold an aggregate of 825,000 common units and 6,325,000 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and some may convert earlier. The sale of these units could have an adverse impact on the price of the common units or on any trading market that may develop.
          The common units sold in the offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units owned by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the securities outstanding; or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.
          Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least two years, would be entitled to sell common units under Rule 144 without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.
          The partnership agreement does not restrict our ability to issue any partnership securities at any time. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “The Partnership Agreement — Issuance of Additional Securities.”
          Under our partnership agreement, our general partner and its affiliates have the right, subject to certain limitations, to cause us to register under the Securities Act and state securities laws the offer and sale of any common units, subordinated units or other partnership securities that they hold. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units or other partnership securities to require registration of any of these units or other partnership securities and to include them in a registration by us of other units, including units offered by us or by any unitholder. Our general partner will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and a structuring fee. Except as described below, our general partner and its affiliates may sell their units or other partnership interests in private transactions at any time, subject to compliance with applicable laws.
          We, our subsidiaries, our general partner and its affiliates, including the executive officers and directors of our general partner, have agreed, with exceptions, not to sell or transfer any of our common units for 180 days after the date of this prospectus. For a description of these lock-up provisions, please read “Underwriting.”

MATERIAL TAX CONSEQUENCES
          This section is a discussion of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Vinson & Elkins L.L.P., counsel to the general partner and us, as to all material tax matters and all legal conclusions insofar as it relates to matters of United States federal income tax law and legal conclusions with respect to those matters. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Universal Compression Partners, L.P. and our operating company.
          The following discussion does not comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds. Accordingly, we urge each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.
          All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are, to the extent noted herein, based on the accuracy of the representations made by us.
          No ruling has been received from the IRS regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions of Vinson & Elkins L.L.P. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.
          In 2004, Universal Compression Holdings requested a private letter ruling from the IRS that income derived under its then existing contract compression agreements would be qualifying income to a publicly-traded partnership. This ruling was sought because Vinson & Elkins L.L.P., counsel to Universal Compression Holdings, was unable to provide an unqualified opinion that income derived under Universal’s then existing contract compression agreements, which were styled as lease arrangements, would be qualifying income to a publicly-traded partnership. Based on subsequent advice from Vinson & Elkins L.L.P. that it had been advised by the IRS that a favorable ruling from the IRS was unlikely, Universal Compression Holdings withdrew its private letter ruling request prior to receiving a ruling. In an effort to ensure that the nature of the services being provided generates qualifying income, Universal Compression Holdings has entered into new compression services agreements with some of its customers. The terms of the new agreements were adopted in an effort to ensure that Universal Compression Holdings (and Universal Compression Partners, L.P., as successor to Universal Compression Holdings) is providing compression services to customers rather than leasing compression equipment to customers and that these services generate qualifying income to a publicly traded partnership. A portion of Universal Compression Holdings’ domestic contract compression business utilizing these new compression services agreements will be contributed to us in connection with the closing of this offering and will be the agreements from which we will generate substantially all of our income. As discussed below, Vinson & Elkins L.L.P. has opined that all of the income derived by us under the new compression services agreements will be qualifying income to us and, provided at least 90% of our gross income is qualifying income, we will be treated as a partnership for federal income tax purposes and not required to pay federal corporate income tax on such income.
          For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues: (1) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “— Disposition of Common Units — Allocations Between Transferors and Transferees”); and (3) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “— Tax Consequences of Unit Ownership — Section 754 Election”).
Partnership Status
          A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of the partner’s adjusted basis in his partnership interest.
          Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation, storage, processing and marketing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than           % of our current income is derived from sources other than the new compression services agreement; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and the general partner and a review of the applicable legal authorities, Vinson & Elkins L.L.P. is of the opinion that at least 90% of our current gross income constitutes qualifying income.
          No ruling has been obtained or will be sought from the IRS and the IRS has made no determination as to our status for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Vinson & Elkins L.L.P. that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, we will be classified as a partnership and the operating company will be disregarded as an entity separate from us for federal income tax purposes.
          In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and the general partner. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied are:
          (a) Neither we nor the operating company will elect to be treated as a corporation; and
          (b) For each taxable year, more than 90% of our gross income will be income that Vinson & Elkins L.L.P. has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.
          If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.
          If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.
          The discussion below is based on Vinson & Elkins L.L.P.’s opinion that we will be classified as a partnership for federal income tax purposes.
Limited Partner Status
          Unitholders who have become limited partners of Universal Compression Partners, L.P. will be treated as partners of Universal Compression Partners, L.P. for federal income tax purposes. Also, unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of Universal Compression Partners, L.P. for federal income tax purposes.
          A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales.”
          Income, gain, deductions or losses would not be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their tax consequences of holding common units in Universal Compression Partners, L.P.
          The references to “unitholders” in the discussion that follows are to persons who are treated as partners in Universal Compression Partners, L.P. for federal income tax purposes.
Tax Consequences of Unit Ownership
          Flow-Through of Taxable Income. We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.
          Treatment of Distributions. Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “— Disposition of Common Units.” Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder’s “at risk”

amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “ — Limitations on Deductibility of Losses.”
          A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.
          Ratio of Taxable Income to Distributions. We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2009, will be allocated an amount of federal taxable income for that period that will be           % or less of the cash distributed with respect to that period. We anticipate that after the taxable year ending December 31, 2009, the ratio of allocable taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that gross income from operations will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower than our estimate of           % or less, and any differences could be material and could materially affect the value of the common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be greater, and perhaps substantially greater, than           % with respect to the period described above if:

•	gross income from operations exceeds the amount required to make the minimum quarterly distribution on all units, yet we only distribute the minimum quarterly distribution on all units; or

•	we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.
          Basis of Common Units. A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to the general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

          Limitations on Deductibility of Losses. The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.
          In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.
          The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally corporate or partnership activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.
          A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.
          Limitations on Interest Deductions. The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.
          The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

          Entity-Level Collections. If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or the general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner would be required to file a claim in order to obtain a credit or refund.
          Allocation of Income, Gain, Loss and Deduction. In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to the general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss for the entire year, that loss will be allocated first to the general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to the general partner.
          Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of property contributed to us by the general partner and its affiliates, referred to in this discussion as “Contributed Property.” The effect of these allocations to a unitholder purchasing common units in this offering will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of this offering. In addition, items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in such amount and manner as is needed to eliminate the negative balance as quickly as possible.
          An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect.
          Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “— Tax Consequences of Unit Ownership — Section 754 Election” and “— Disposition of Common Units — Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.
          Treatment of Short Sales. A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.
          Vinson & Elkins L.L.P. has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read “— Disposition of Common Units — Recognition of Gain or Loss.”
          Alternative Minimum Tax. Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.
          Tax Rates. In general, the highest effective United States federal income tax rate for individuals is currently 35.0% and the maximum United States federal income tax rate for net capital gains of an individual is currently 15.0% if the asset disposed of was held for more than twelve months at the time of disposition.
          Section 754 Election. We will make the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.
          Treasury regulations under Section 743 of the Internal Revenue Code require, if the remedial allocation method is adopted (which we will adopt), a portion of the Section 743(b) adjustment attributable to recovery property to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, the general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these Treasury Regulations. Please read “— Uniformity of Units.”
          Although Vinson & Elkins L.L.P. is unable to opine as to the validity of this approach because there is no controlling authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the regulations under Section 743 of the Internal Revenue Code but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “— Uniformity of Units.”
          A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election.
          The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.
Tax Treatment of Operations
          Accounting Method and Taxable Year. We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “— Disposition of Common Units — Allocations Between Transferors and Transferees.”
          Initial Tax Basis, Depreciation and Amortization Expense. The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to this offering will be borne by the general partner. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction.”
          To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. We are not entitled to any amortization deductions with respect to any goodwill conveyed to us on formation. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.
          If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction” and “— Disposition of Common Units — Recognition of Gain or Loss.”
          The costs we incur in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and a structuring fee we incur will be treated as syndication expenses.
          Valuation and Tax Basis of Our Properties. The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.
Disposition of Common Units
          Recognition of Gain or Loss. Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.
          Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.
          Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than twelve months will generally be taxed at a maximum rate of 15%. However, a portion of this gain or loss will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.
          The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the regulations.
          Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.
          Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.
          Allocations Between Transferors and Transferees. In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.
          The use of this method may not be permitted under existing Treasury Regulations as there is no controlling authority on the issue. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between unitholders although Vinson & Elkins L.L.P. is of the opinion that this method is a reasonable method. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.
          A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.
          Notification Requirements. A purchaser of units who purchases units from another unitholder is required to notify us in writing of that purchase within 30 days after the purchase. We are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may lead to the imposition of substantial penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker.

          Constructive Termination. We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.
Uniformity of Units
          Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “— Tax Consequences of Unit Ownership — Section 754 Election.”
          We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please read “— Tax Consequences of Unit Ownership — Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization expense position under which all purchasers acquiring units in the same month would receive depreciation and amortization expense deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization expense deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization expense deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization expense deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization expense method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”
Tax-Exempt Organizations and Other Investors
          Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

          Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.
          Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold at the highest applicable effective tax rate from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.
          In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.
          Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Because a foreign unitholder is considered to be engaged in business in the United States by virtue of the ownership of units, under this ruling a foreign unitholder who sells or otherwise disposes of a unit generally will be subject to federal income tax on gain realized on the sale or disposition of units. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.
Administrative Matters
          Information Returns and Audit Procedures. We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will in all cases yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Vinson & Elkins L.L.P. can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.
          The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.
          Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. The partnership agreement names UCO GP, LLC as our Tax Matters Partner.
          The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.
          A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.
          Nominee Reporting. Persons who hold an interest in us as a nominee for another person are required to furnish to us:
          (a) the name, address and taxpayer identification number of the beneficial owner and the nominee;
          (b) whether the beneficial owner is:

1. a person that is not a United States person;

2. a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

3. a tax-exempt entity;
          (c) the amount and description of units held, acquired or transferred for the beneficial owner; and
          (d) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.
          Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.
          Accuracy-Related Penalties. An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.
          A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:
          (1) for which there is, or was, “substantial authority”; or

          (2) as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.
          If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules would apply to an understatement of tax resulting from an ownership of units if we were classified as a “tax shelter.” We believe we will not be classified as a tax shelter.
          A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.
          Reportable Transactions. If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses in excess of $2 million. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “— Information Returns and Audit Procedures.”
          Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “— Accuracy-Related Penalties,”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability and

•	in the case of a listed transaction, an extended statute of limitations.
We do not expect to engage in any “reportable transactions.”
State, Local, Foreign and Other Tax Considerations
          In addition to federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We will initially own property or do business in the States of Alabama, Arkansas, California, Colorado, Kansas, Louisiana, Michigan, Mississippi, New Mexico, Oklahoma, Pennsylvania, Texas, Utah, Virginia, West Virginia and Wyoming and, except for Texas and Wyoming, each impose a personal income tax on individuals as well as an income tax on corporations and other entities. We may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “— Tax Consequences of Unit Ownership — Entity-Level Collections.” Based on current law and our estimate of our future operations, the general partner anticipates that any amounts required to be withheld will not be material.
          It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as United States federal tax returns, that may be required of him. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

SELLING UNITHOLDER
          If the underwriters exercise all or any portion of their option to purchase additional common units, we will issue up to 825,000 additional common units, the net proceeds of which will be used to redeem an equal number of units from a subsidiary of Universal Compression Holdings, who may be deemed to be a selling unitholder in this offering. The redemption price per common unit will be equal to the price per common unit (net of underwriting discounts and a structuring fee) sold to the underwriters upon exercise of their overallotment option.
          The following table sets forth information concerning the ownership of common and subordinated units by a subsidiary of Universal Compression Holdings. The numbers in the table are presented assuming:

•	the underwriters’ overallotment option is not exercised; and

•	the underwriters exercise their overallotment option in full.

Units Owned Immediately After
Exercise of Underwriters’
	Units Owned Immediately		Overallotment Option
	After This Offering		and Related Unit Redemption

	Assuming		Assuming
	Underwriters’		Underwriters’
	Overallotment		Overallotment
	Option is Not		Option is
Name of Selling Unitholder	Exercised	Percent(1)	Exercised in Full	Percent(1)

Universal Compression, Inc.
Common units	825,000	6.4%	—	—%
Subordinated units	6,325,000	49.0%	6,325,000	49.0%

(1)	Percentage of total units outstanding, including common units, subordinated units and general partner units.

INVESTMENT IN UNIVERSAL COMPRESSION PARTNERS, L.P.
BY EMPLOYEE BENEFIT PLANS
          An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

•	whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA; and

•	whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return. Please read “Material Tax Consequences — Tax-Exempt Organizations and Other Investors.”
          The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.
          Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and also IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the plan.
          In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.
          The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:
          (a) The equity interests acquired by employee benefit plans are publicly offered securities — i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws;
          (b) the entity is an “operating company,” — i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries; or
          (c) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by the employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA, including governmental plans.
          Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (a) above.
          Plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

UNDERWRITING
          We intend to offer the common units through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Lehman Brothers Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of common units listed opposite their names below.

Number of
Common Units
Underwriter
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Lehman Brothers Inc.

Total

          The underwriters have agreed to purchase all of the common units sold under the purchase agreement if any of these common units are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.
          We have agreed to indemnify the underwriters against certain liabilities including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
          The underwriters are offering the common units, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the common units, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Commissions and Discounts
          The representatives have advised us that the underwriters propose initially to offer the common units to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $           per common unit. The underwriters may allow, and the dealers may reallow, a discount not in excess of $           per common unit to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.
          The following table shows the public offering price, underwriting discount and proceeds before expenses to Universal Compression Partners. The information assumes either no exercise or full exercise by the underwriters of the overallotment option.

	Per Common Unit	Without Option	With Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Universal Compression Partners, L.P.	$	$	$
          The expenses of the offering, not including the underwriting discount, are estimated at $                    and are payable by Universal Compression Partners.
          We will pay an advisory fee to Merrill Lynch of $          for valuation analysis and structuring of our partnership.

Overallotment Option
          We have granted an option to the underwriters to purchase up to 825,000 additional common units at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional common units proportionate to that underwriter’s initial amount reflected in the above table.
Reserved Units
          At our request, the underwriters have reserved for sale, at the initial public offering price, up to common units offered by this prospectus for sale to directors, officers, employees of our general partner and to some distributors, dealers, business associates and other persons associated with us. If these persons purchase reserved units, this will reduce the number of units available for sale to the general public. Any reserved units that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other units offered by this prospectus.
No Sale of Similar Securities
          We, our subsidiaries, our general partner and its affiliates, including the executive officers and directors of our general partner, have agreed, with exceptions, not to sell or transfer any of our common units and our general partner further has agreed not to make any demand for or exercise any right or file or cause to be filed a registration statement with respect to the registration of any common units or securities convertible, exercisable or exchangeable into common units or any other of our securities or publicly disclose the intention to do any of the foregoing for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch and Lehman Brothers on behalf of the underwriters. Specifically, we and these other individuals have agreed not to directly or indirectly

•	offer, pledge, sell or contract to sell any common units,

•	sell any option or contract to purchase any common units,

•	purchase any option or contract to sell any common units,

•	grant any option, right or warrant for the sale of any common units,

•	lend or otherwise dispose of or transfer any common units, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common units whether any such swap or transaction is to be settled by delivery of common units or other securities, in cash or otherwise.
          This lock-up provision applies to common units and to securities convertible into or exchangeable or exercisable for or repayable with common units. It also applies to common units owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. The 180-day restricted period will be automatically extended if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day restricted period beginning on the last day of the 180-day restricted period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Quotation on the Nasdaq National Market
          We intend to apply to list the common units for quotation on the NASDAQ National Market under the symbol “UCLP.”
Offering Price
          Before this offering, there has been no public market for our common units. The initial public offering price will be determined through negotiations among us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our partnership and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenue;

•	the present state of our development; and

•	the above factors in relation to market values and various other valuation measures of other publicly traded partnerships.
          An active trading market for the common units may not develop. It is also possible that after the offering the common units will not trade in the public market at or above the initial public offering price.
          The underwriters do not expect to sell more than 5% of the common units in the aggregate to accounts over which they exercise discretionary authority.
NASD Regulations
          Because the National Association of Securities Dealers, Inc. views the common units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD’s Conduct Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.
Price Stabilization, Short Positions and Penalty Bids
          Until the distribution of the common units is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common units. However, the representatives may engage in transactions that stabilize the price of the common units, such as bids or purchases to peg, fix or maintain that price.
          If the underwriters create a short position in the common units in connection with the offering, i.e., if they sell more common units than are listed on the cover of this prospectus, the representatives may reduce that short position by purchasing common units in the open market. The representatives may also elect to reduce any short position by exercising all or part of the overallotment option described above. Purchases of the common units to stabilize its price or to reduce a short position may cause the price of the common units to be higher than it might be in the absence of such purchases.
          The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase common units in the open market to reduce the underwriter’s short position or to stabilize the price of such common units, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those common units.

The imposition of a penalty bid may also affect the price of the common units in that it discourages resales of those common units.
          Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
Internet Distribution
          Merrill Lynch and Lehman Brothers will be facilitating Internet distribution for this offering to certain of their Internet subscription customers. Merrill Lynch and Lehman Brothers intend to allocate a limited number of common units for sale to their online brokerage customers. An electronic prospectus is available on Internet websites maintained by Merrill Lynch and by Lehman Brothers. Other than the prospectus in electronic format, the information on the Merrill Lynch and Lehman Brothers websites is not part of this prospectus.
Other Relationships
          Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with Universal Compression Holdings and its subsidiaries or with us. They have received customary fees and commissions for these transactions.

VALIDITY OF THE COMMON UNITS
          The validity of the common units will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Baker Botts L.L.P., Houston, Texas.
EXPERTS
          The financial statements of Universal Compression Partners Predecessor as of March 31, 2005 and December 31, 2005 and for each of the two years ended March 31, 2004 and 2005 and the nine months ended December 31, 2005 included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the preparation of the combined financial statements of Universal Compression Partners Predecessor from the separate records maintained by Universal Compression Holdings, Inc.) and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
          The balance sheet of Universal Compression Partners, L.P. as of June 22, 2006 and the balance sheet of UCO General Partner, LP as of June 22, 2006 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
          We have filed with the Securities and Exchange Commission, or the SEC, a registration statement on Form S-l regarding the common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered by this prospectus, you may desire to review the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site on the Internet at http://www.sec.gov. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC’s web site.
          We intend to furnish our unitholders annual reports containing our audited financial statements and furnish or make available quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each of our fiscal years.

FORWARD-LOOKING STATEMENTS
          Some of the information in this prospectus may contain forward-looking statements. These statements can be identified by the use of forward-looking terminology including “may,” “believe,” “expect,” “anticipate,” “estimate,” “continue,” or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition, or state other “forward-looking” information. These forward-looking statements involve risks and uncertainties. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors and other factors noted throughout this prospectus could cause our actual results to differ materially from those contained in any forward-looking statement.

INDEX TO FINANCIAL STATEMENTS

UNIVERSAL COMPRESSION PARTNERS, L.P. UNAUDITED PRO FORMA FINANCIAL STATEMENTS:
Introduction	F-2
Unaudited Pro Forma Balance Sheet as of March 31, 2006	F-3
Unaudited Pro Forma Statement of Operations for the nine months ended December 31, 2005	F-4
Unaudited Pro Forma Statement of Operations for the three months ended March 31, 2006	F-5
Notes to Unaudited Pro Forma Financial Statements	F-6
UNIVERSAL COMPRESSION PARTNERS PREDECESSOR COMBINED FINANCIAL STATEMENTS:
Report of Independent Registered Public Accounting Firm	F-8
Combined Balance Sheets as of March 31, 2005, December 31, 2005 and March 31, 2006 (unaudited)	F-9

 Combined Statements of Operations, Comprehensive Income and Changes in Net Parent Equity for the twelve months ended March 31, 2004 and 2005, the nine months ended December 31, 2004 (unaudited) and 2005 and the three months ended March 31, 2005 (unaudited) and 2006 (unaudited)
F-10

 Combined Statements of Cash Flows for the twelve months ended March 31, 2004 and 2005, the nine months ended December 31, 2004 (unaudited) and 2005 and the three months ended March 31, 2005 (unaudited) and 2006 (unaudited)
F-11
Notes to Combined Financial Statements	F-12
UNIVERSAL COMPRESSION PARTNERS, L.P. FINANCIAL STATEMENTS:
Report of Independent Registered Public Accounting Firm	F-18
Balance Sheet as of June 22, 2006	F-19
Note to Balance Sheet	F-20
UCO GENERAL PARTNER, LP FINANCIAL STATEMENTS:
Report of Independent Registered Public Accounting Firm	F-21
Balance Sheet as of June 22, 2006	F-22
Note to Balance Sheet	F-23

UNIVERSAL COMPRESSION PARTNERS, L.P.
UNAUDITED PRO FORMA FINANCIAL STATEMENTS
Introduction
          The unaudited pro forma financial statements of Universal Compression Partners, L.P. (“the Partnership”) as of March 31, 2006 and the three months ended March 31, 2006 and the nine months ended December 31, 2005 are based on the historical combined balance sheet and results of operations of Universal Compression Partners Predecessor (the “Predecessor”). Upon the closing of the initial public offering of the Partnership, a portion of the Predecessor’s customer contracts and compressor fleet will be owned by the Partnership. The customer contracts and compressor fleet owned by the Partnership initially will include service agreements with nine customers and an approximately 330,000-horsepower compressor fleet, comprised of approximately 850 individual compressor units which will serve those customers. The contribution of these assets to the Partnership will be recorded at historical cost. The unaudited pro forma financial statements of the Partnership have been derived from the historical combined financial statements of the Predecessor included elsewhere in the Prospectus and are qualified in their entirety by reference to such historical combined financial statements and related notes contained herein. The pro forma financial statements have been prepared on the basis that the Partnership will be treated as a partnership for federal income tax purposes. The unaudited pro forma financial statements should be read in conjunction with the accompanying notes and with the historical combined financial statements and related notes of the Predecessor.
          The unaudited pro forma balance sheet and results of operations were derived by adjusting the historical combined financial statements of the Predecessor. The adjustments are based on currently available information and certain estimates and assumptions; therefore, actual adjustments will differ from pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transaction as contemplated and the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the pro forma financial information.
          The unaudited pro forma financial statements are not necessarily indicative of the results that actually would have occurred if the Partnership had assumed the customer service agreements and compressor fleet that will be owned by the Partnership as of the closing of the initial public offering on the dates indicated or which would be obtained in the future.

UNIVERSAL COMPRESSION PARTNERS, L.P.
UNAUDITED PRO FORMA BALANCE SHEET
March 31, 2006

	Universal
	Compression
	Partners
	Predecessor			Partnership
	Historical	Adjustments		Pro Forma

	(dollars in thousands)
ASSETS
Cash	$—	$110,000	(a)	$—
		(10,650	)(b)
		125,000	(c)
		(1,125	)(d)
		(223,225	)(e)
Accounts receivable, net of allowance for bad debts	34,973	(34,973	)(f)	—
Contract compression equipment	1,233,706	(1,040,555	)(f)	193,151
Other property	20,243	(20,243	)(f)	—
Accumulated depreciation	(261,328)	226,195	(f)	(35,133)

Net property and equipment	992,621	(834,603)		158,018

Goodwill	261,752	(222,393	)(g)	39,359
Deferred financing cost	—	1,125	(d)	1,125

Total assets	$1,289,346	$(1,090,844)		$198,502

LIABILITIES AND PARTNERS’ CAPITAL/ NET PARENT EQUITY
Accrued liabilities	$5,940	$(5,940	)(f)	$—
Long-term debt	—	125,000	(c)	125,000
		223,225	(h)
		(223,225	)(e)
Net parent equity	1,283,406	(223,225	)(h)	—
		(863,636	)(f)
		(222,393	)(g)
		25,848	(i)
Common unitholders — public	—	110,000	(a)	99,350
		(10,650	)(b)
Common unitholder — sponsor	—	(2,878	)(i)	(2,878)
Subordinated unitholder — sponsor	—	(22,069	)(i)	(22,069)
General partner interest	—	(901	)(i)	(901)

Total liabilities and partners’ capital/net parent equity	$1,289,346	$(1,090,844)		$198,502

See accompanying notes to unaudited pro forma financial statements.

UNIVERSAL COMPRESSION PARTNERS, L.P.
UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
Nine Months Ended December 31, 2005

	Universal
	Compression
	Partners
	Predecessor			Partnership
	Historical	Adjustments		Pro Forma

	(dollars and units in thousands,
	except per unit data)
Revenue	$248,414	$(211,598	)(j)	$36,816
Cost of sales (excluding depreciation expense)	88,158	(76,315	)(j)	11,843
Selling, general and administrative expenses	22,437	(19,000	)(k)	3,437
Depreciation	52,595	(45,808	)(l)	6,787
Interest expense, net	—	6,919	(m)	6,919
Other (income) loss, net	1,220	(1,220	)(n)	—

Net income	$84,004	$(76,174)		$7,830

General partner interest in net income				$157

Limited partner interest in net income				$7,673

Weighted average number of limited partner units outstanding				12,650

Net income per limited partner unit				$0.61

See accompanying notes to unaudited pro forma financial statements.

UNIVERSAL COMPRESSION PARTNERS, L.P.
UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
Three Months Ended March 31, 2006

	Universal
	Compression
	Partners
	Predecessor			Partnership
	Historical	Adjustments		Pro Forma

	(dollars and units in thousands,
	except per unit data)
Revenue	$94,045	$(78,753	)(j)	$15,292
Cost of sales (excluding depreciation expense)	32,914	(28,230	)(j)	4,684
Selling, general and administrative expenses	9,451	(7,887	)(k)	1,564
Depreciation	18,809	(16,308	)(l)	2,501
Interest expense, net	—	2,306	(m)	2,306
Other (income) loss, net	(50)	50	(n)	—

Net income	$32,921	$(28,684)		$4,237

General partner interest in net income				$85

Limited partner interest in net income				$4,152

Weighted average number of limited partner units outstanding				12,650

Net income per limited partner unit				$0.33

See accompanying notes to unaudited pro forma financial statements.

UNIVERSAL COMPRESSION PARTNERS, L.P.
NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

1.	Basis of Presentation, the Offering and Other Transactions
          The historical financial information is derived from the historical combined financial statements of Universal Compression Partners Predecessor (the “Predecessor”). The pro forma adjustments have been prepared as if the transactions to be effected at the closing of this offering had taken place on March 31, 2006, in the case of the pro forma balance sheet, or as of April 1, 2005, in the case of the pro forma statements of operations for the nine months ended December 31, 2005 and the three months ended March 31, 2006.
          The pro forma financial statements reflect the following transactions:

•	the contribution of certain contract compression service agreements and related compressor fleet from Universal Compression Holdings, Inc. and its subsidiaries (“Universal Compression Holdings”) to Universal Compression Partners, L.P. (the “Partnership”);

•	the assumption of $223.2 million of Universal Compression Holdings’ term loan debt;

•	the issuance by the Partnership of common units to the public, payment of estimated underwriting commissions and other expenses of the offering and use of those net proceeds to repay a portion of the debt assumed from Universal Compression Holdings; and

•	borrowings of $125.0 million under the new term loan facility entered into at closing and related debt issuance costs and use of those net proceeds to retire debt assumed from Universal Compression Holdings.
          Upon completion of this offering, the Partnership anticipates incurring incremental general and administrative expenses of approximately $2.5 million per year, some of which will be allocated to the Partnership by Universal Compression Holdings, as a result of being a publicly traded limited partnership, including costs associated with annual and quarterly reports to unitholders, financial statement audit, tax return and Schedule K-1 preparation and distribution, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs and director compensation. The unaudited pro forma financial statements do not reflect this anticipated incremental general and administrative expense.

2.	Pro Forma Adjustments and Assumptions
          (a) Reflects the gross proceeds to the Partnership of $110.0 million from the issuance and sale of 5.5 million common units at an assumed initial public offering price of $20.00 per unit.
          (b) Reflects the payment of estimated underwriting commissions and other expenses of the offering of $10.7 million, which will be allocated to the public common units.
          (c) Reflects $125.0 million of borrowings under the new term loan facility.
          (d) Reflects estimated deferred issuance costs associated with the new term loan facility.
          (e) Reflects the repayment of debt assumed from Universal Compression Holdings using the net proceeds from the offering and borrowings under the term loan facility.
          (f) Reflects assets and liabilities of the Predecessor that are not being contributed to the Partnership by Universal Compression Holdings.
          (g) Reflects goodwill of the Predecessor related to that portion of the Predecessor’s business that is not being contributed to the Partnership by Universal Compression Holdings. Pro forma Partnership goodwill has been determined based on the percentage of fair value of net assets contributed to the Partnership to total fair value of the Predecessor’s net assets other than goodwill.

UNIVERSAL COMPRESSION PARTNERS, L.P.
NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS — (Continued)
          (h) Reflects the assumption of debt from Universal Compression Holdings.
          (i) Reflects the conversion of the adjusted net parent equity of $(25.9) million from net parent equity to subordinated limited partner equity of the Partnership and the general partner’s interest in the Partnership. The conversion is allocated as follows:

•	$(2.9) million for 825,000 common units

•	$(22.1) million for 6,325,000 subordinated units

•	$(0.9) million for 258,163 general partner units
          After the conversion, the equity amounts of the common and subordinated unitholders are 49% and 49%, respectively, of total equity, with the remaining 2% equity representing the general partner interest.
          (j) Reflects revenue and cost of sales (excluding depreciation expense) of the Predecessor that relate to contract compression service agreements that are not being contributed to the Partnership by Universal Compression Holdings.
          (k) Reflects selling, general, and administrative (“SG&A”) expenses of the Predecessor that relate to assets and contract compression service agreements that are not being contributed by Universal Compression Holdings. The Predecessor SG&A expenses have been allocated to the Partnership based on the percentage of total Predecessor horsepower of compressor units contributed to the Partnership to total horsepower of the Predecessor’s compressor units.
          (l) Reflects depreciation expense of the Predecessor that relates to assets that are not being contributed to the Partnership by Universal Compression Holdings.
          (m) Reflects interest expense related to the borrowings under the term loan facility and related amortization of deferred issuance costs described in (c) and (d) above and the commitment fee on the new $100 million revolving credit facility. The interest expense is based on an average interest rate of 7.0% for the borrowings under the term loan facility and a 5-year amortization period for the deferred issuance costs. No amounts are drawn under the revolving credit facility as of March 31, 2006 and the commitment fee is 0.25%.
          (n) Reflects other (income) loss, net of the Predecessor that is not being contributed to the Partnership by Universal Compression Holdings.

3.	Pro Forma Net Income Per Limited Partner Unit
          Pro forma net income per limited partner unit is determined by dividing the pro forma net income that would have been allocated to the common and subordinated unitholders, which is 98% of the pro forma net income, by the number of common and subordinated units expected to be outstanding at the closing of the offering. For purposes of this calculation, the number of common and subordinated units assumed to be outstanding was 12,650,000. All units were assumed to have been outstanding since April 1, 2005. Basic and diluted pro forma net income per unit are equivalent as there are no dilutive units at the date of closing of the initial public offering of the common units of the Partnership. Pursuant to the partnership agreement, to the extent that the quarterly distributions exceed certain targets, the general partner is entitled to receive certain incentive distributions that will result in more net income proportionately being allocated to the general partner than to the holders of common and subordinated units. The pro forma net income per unit calculations assume that no incentive distributions were made to the general partner because no such distribution would have been paid based upon the pro forma available cash from operating surplus for the periods.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of
Universal Compression Holdings, Inc.
Houston, Texas
We have audited the accompanying combined balance sheets of Universal Compression Partners Predecessor (the “Company”) as of March 31, 2005 and December 31, 2005, and the related combined statements of operations, comprehensive income and changes in net parent equity and cash flows for each of the two years ended March 31, 2004 and 2005 and the nine months ended December 31, 2005. Our audits also included the combined financial statement schedule included in Part II, Item 16(b). These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such combined financial statements present fairly, in all material respects, the financial position of Universal Compression Partners Predecessor as of March 31, 2005 and December 31, 2005, and the results of its operations and its cash flows for each of the two years ended March 31, 2004 and 2005 and the nine months ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such combined financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
The accompanying combined financial statements have been prepared from the separate records maintained by Universal Compression Holdings, Inc. and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain expenses represent allocations made from and are applicable to Universal Compression Holdings, Inc. as a whole.
/s/ Deloitte & Touche LLP
Houston, Texas
June 23, 2006

UNIVERSAL COMPRESSION PARTNERS PREDECESSOR
COMBINED BALANCE SHEETS

	March 31,	December 31,	March 31,
	2005	2005	2006

			(Unaudited)
	(dollars in thousands)
ASSETS
Accounts receivable, net of allowance for bad debts of $401, $767 and $848 as of March 31, 2005, December 31, 2005 and March 31, 2006, respectively	$20,067	$23,042	$34,973
Contract compression equipment	1,198,591	1,214,025	1,233,706
Other property	13,233	20,741	20,243
Accumulated depreciation	(197,325)	(243,638)	(261,328)

Net property and equipment	1,014,499	991,128	992,621
Goodwill	261,752	261,752	261,752

Total assets	$1,296,318	$1,275,922	$1,289,346

LIABILITIES AND NET PARENT EQUITY
Accrued liabilities	$6,029	$6,984	$5,940
Commitments and contingencies (Note 6)
Net parent equity	1,290,289	1,268,938	1,283,406

Total liabilities and net parent equity	$1,296,318	$1,275,922	$1,289,346

See accompanying notes to combined financial statements.

UNIVERSAL COMPRESSION PARTNERS PREDECESSOR
COMBINED STATEMENTS OF OPERATIONS, COMPREHENSIVE INCOME AND
CHANGES IN NET PARENT EQUITY

	Twelve Months Ended		Nine Months Ended		Three Months Ended
	March 31,		December 31,		March 31,

	2004	2005	2004	2005	2005	2006

			(Unaudited)		(Unaudited)
	(dollars in thousands)
Revenue	$280,951	$296,239	$219,321	$248,414	$76,918	$94,045
Cost of sales (excluding depreciation expense)	102,408	109,374	80,134	88,158	29,240	32,914
Selling, general and administrative expenses	26,076	26,319	19,158	22,437	7,161	9,451
Depreciation	59,020	62,920	46,391	52,595	16,529	18,809
Other (income) loss, net	600	(344)	208	1,220	(552)	(50)

Net income and comprehensive income	$92,847	$97,970	$73,430	$84,004	$24,540	$32,921

Combined changes in net parent equity:
Balance at beginning of period	$1,341,041	$1,286,174	$1,286,174	$1,290,289	$1,299,063	$1,268,938
Net income	92,847	97,970	73,430	84,004	24,540	32,921
Net distributions to parent	(147,714)	(93,855)	(60,541)	(105,355)	(33,314)	(18,453)

Balance at end of period	$1,286,174	$1,290,289	$1,299,063	$1,268,938	$1,290,289	$1,283,406

See accompanying notes to combined financial statements.

UNIVERSAL COMPRESSION PARTNERS PREDECESSOR
COMBINED STATEMENTS OF CASH FLOWS

	Twelve Months Ended		Nine Months Ended		Three Months Ended
	March 31,		December 31,		March 31,

	2004	2005	2004	2005	2005	2006

			(Unaudited)		(Unaudited)
	(dollars in thousands)
Cash flows from operating activities:
Net income	$92,847	$97,970	$73,430	$84,004	$24,540	$32,921
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	59,020	62,920	46,391	52,595	16,529	18,809
(Gain) loss on asset sales	(53)	(560)	(553)	628	(7)	(48)
(Increase) decrease in receivables	3,130	(4,058)	(2,610)	(2,975)	(1,448)	(11,931)
Increase (decrease) in accrued liabilities	141	2,192	1,050	955	1,142	(1,044)

Net cash provided by operating activities	155,085	158,464	117,708	135,207	40,756	38,707

Cash flows from investing activities:
Additions to property and equipment	(48,659)	(82,382)	(61,075)	(61,607)	(21,307)	(17,616)
Proceeds from sale of property and equipment	30,801	13,800	11,378	7,778	2,422	205

Net cash used in investing activities	(17,858)	(68,582)	(49,697)	(53,829)	(18,885)	(17,411)

Cash flows from financing activities:
Net distributions to parent	(137,227)	(89,882)	(68,011)	(81,378)	(21,871)	(21,296)

Net cash used in financing activities	(137,227)	(89,882)	(68,011)	(81,378)	(21,871)	(21,296)

Increase (decrease) in cash and cash equivalents	—	—	—	—	—	—
Cash and cash equivalents at beginning of period	—	—	—	—	—	—

Cash and cash equivalents at end of period	$—	$—	$—	$—	$—	$—

See accompanying notes to combined financial statements.

UNIVERSAL COMPRESSION PARTNERS PREDECESSOR
NOTES TO COMBINED FINANCIAL STATEMENTS

1.	Basis of Presentation and Summary of Significant Accounting Policies
Organization
          These notes apply to the combined financial statements of the natural gas contract compression business that is provided in the United States of America (“United States”) by Universal Compression Holdings, Inc. (along with its subsidiaries, “Universal Compression Holdings”) and its subsidiaries (the “Predecessor”). These combined financial statements are prepared in connection with the proposed initial public offering of limited partner units in Universal Compression Partners, L.P. (the “Partnership”), which was formed in June 2006 and that will initially own a portion of the business conducted by the Predecessor. Upon the closing of the initial public offering, Universal Compression Holdings will contribute to the Partnership contract compression service agreements with nine customers across the United States and an approximately 330,000-horsepower compressor fleet, comprised of approximately 850 individual compressor units which will serve those customers.
Nature of Operations
          Natural gas compression is a mechanical process whereby a volume of natural gas at an existing pressure is increased to a desired higher pressure for transportation from one point to another, and is essential to the transportation and production of natural gas. Compression is typically required several times during the natural gas production and transportation cycle, including: (1) at the wellhead; (2) throughout gathering and distribution systems; (3) into and out of processing and storage facilities; and (4) along intrastate and interstate pipelines.
Basis of Presentation
          The combined financial statements include the accounts of the Predecessor and have been prepared in accordance with accounting principles generally accepted in the Unites States. The combined statements of operations include all revenue and costs directly attributable to the Predecessor. In addition, selling, general and administrative expenses include costs incurred by Universal Compression Holdings and allocated to us based on allocation factors that the Predecessor believes are reasonable. However, these allocations may not be necessarily indicative of the costs and expense that would result if the Partnership was an independent entity.
          The accompanying unaudited financial statements as of March 31, 2006 and for the nine months ended December 31, 2004 and the three months ended March 31, 2005 and 2006 contain all appropriate adjustments, all of which are normal recurring adjustments unless otherwise noted, considered necessary to present fairly the financial position of the Partnership and its results of operations, changes in net parent equity and cash flows for the respective periods. Operating results for the three-month period ended March 31, 2006 are not necessarily indicative of the results that may be expected for the twelve months ending December 31, 2006.
Fiscal Year
          In December 2005, Universal Compression Holdings’ board of directors approved a change to its fiscal year end from March 31 to December 31, effective in 2005. As a result of this change, the Predecessor is reporting a nine-month transition period ended December 31, 2005.
Use of Estimates
          In preparing the Predecessor’s financial statements in conformity with accounting principles acceptable in the United States, management makes estimates and assumptions that affect the amounts reported in the financial statements and related disclosures. Actual results may differ from these estimates.

UNIVERSAL COMPRESSION PARTNERS PREDECESSOR
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
Revenue Recognition
          Revenue is recognized by the Predecessor using the following criteria: (a) persuasive evidence of an exchange arrangement exists; (b) delivery has occurred or services have been rendered; (c) the buyer’s price is fixed or determinable and (d) collectibility is reasonably assured.
          Revenue from contract compression service is recorded when earned, which generally occurs monthly at the time the monthly compression service is provided to customers in accordance with contracts.
Concentration of Credit Risk
          Trade accounts receivable are due from companies of varying size engaged in oil and gas activities in the United States. The Predecessor reviews the financial condition of customers prior to extending credit and periodically updates customer credit information. Payment terms are on a short-term basis. No single customer accounted for 10% or more of the Predecessor’s revenue for the twelve months ended March 31, 2004 and 2005, the nine months ended December 31, 2004 (unaudited) and 2005 and the three months ended March 31, 2005 (unaudited) and 2006 (unaudited). For the twelve months ended March 31, 2004 and 2005 and the nine months ended December 31, 2005, the Predecessor wrote off bad debts, net of recoveries totaling $1.4 million, $0.5 million, and $(0.1) million, respectively.
Property and Equipment
          Property and equipment are carried at cost. Depreciation for financial reporting purposes is computed on the straight-line basis using estimated useful lives. For compression equipment, depreciation begins with the first compression service. The estimated useful lives as of December 31, 2005 were as follows:

Compression equipment	15-30 years
Other property and equipment	5 years
          Maintenance and repairs are charged to expense as incurred. Overhauls and major improvements that increase the value or extend the life of compressor units are capitalized and depreciated over the estimated useful life of up to 6.5 years.
          Depreciation expense for the twelve months ended March 31, 2004 and 2005 and the nine months ended December 31, 2004 (unaudited) and 2005 was $59.0 million, $62.9 million, $46.4 million and $52.6 million, respectively. Depreciation expense for the three months ended March 31, 2005 (unaudited) and 2006 (unaudited) was $16.5 million and $18.8 million, respectively.
          Property and equipment are reviewed for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable based upon undiscounted cash flows. Any impairment losses are measured based upon the excess of the carrying value over the fair value.
Goodwill
          Goodwill and intangible assets acquired in connection with business combinations represent the excess of consideration over the fair value of tangible net assets acquired. Certain assumptions and estimates are employed in determining the fair value of assets acquired and liabilities assumed, as well as in determining the allocation of goodwill to the appropriate reporting unit.
          The Predecessor performs an impairment test for goodwill assets annually or earlier if indicators of potential impairment exist. The Predecessor’s goodwill impairment test involves a comparison of the fair value of its reporting unit with its carrying value. The fair value is determined using discounted cash flows

UNIVERSAL COMPRESSION PARTNERS PREDECESSOR
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
and other market-related valuation models. Certain estimates and judgments are required in the application of the fair value models. In February 2005 and 2006, the Predecessor performed an impairment analysis in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” and determined that no impairment had occurred. During the nine months ended December 31, 2005, no event occurred or circumstances changed that would more likely than not reduce the fair value of its reporting unit below its carrying value. As a result, an interim test for goodwill impairment between the Predecessor’s annual test dates was not performed. If for any reason the fair value of the Predecessor’s goodwill declines below the carrying value in the future, the Predecessor may incur charges for the impairment.
Income Taxes
          The Predecessor’s operations are currently included in Universal Compression Holdings consolidated federal tax return. Following the initial public offering of the Partnership, its operations will be treated as a partnership for federal tax purposes with each partner being separately taxed on its share of taxable income. As a result, income taxes have been excluded from these combined financial statements.
Comprehensive Income
          The Predecessor had no items of other comprehensive income for any period presented in the Combined Statements of Operations, Comprehensive Income and Changes in Net Parent Equity. As a result, net income and comprehensive income are the same for all periods presented.
Segment Reporting
          SFAS No. 131, “Disclosures about Segments Of an Enterprise and Related Information,” established standards for entities to report information about the operating segments and geographic areas in which they operate. The Predecessor only operates in one segment and all of its operations are located in the United States.
Fair Value of Financial Instruments
          The Predecessor’s financial instruments consist of trade receivables (which have carrying values that approximate fair value due to their short-term nature).
Environmental Liabilities
          The costs to remediate and monitor environmental matters are accrued when such liabilities are considered probable and a reasonable estimate of such costs is determinable.
Non-cash Financing and Investing Activities
          Net distributions to parent on the Combined Statements of Cash Flows for the twelve months ended March 31, 2004 and 2005, the nine months ended December 31, 2004 (unaudited) and 2005 and the three months ended March 31, 2005 (unaudited) and 2006 (unaudited), exclude certain non-cash transactions primarily related to net transfers of contract compression equipment between the Predecessor and other subsidiaries of Universal Compression Holdings.
New Accounting Pronouncements
          In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29,” to address the measurement of exchanges of nonmonetary assets. SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of

UNIVERSAL COMPRESSION PARTNERS PREDECESSOR
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. This statement was adopted by the Predecessor beginning July 1, 2005. The adoption of this statement did not have a material impact on the Predecessor’s financial statements.
          In March 2005, the FASB issued FASB Interpretation (“FIN”) No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143.” This statement clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred, if the liability’s fair value can be reasonably estimated. The provisions of FIN 47 were effective December 31, 2005. The adoption of this interpretation did not have a material impact on the Predecessor’s financial statements.
          In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 requires retrospective application to prior periods’ financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 also requires that a change in depreciation, amortization or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 did not have a material impact on the Predecessor’s financial statements.

2.	Goodwill
          The Predecessor’s acquisitions were accounted for as purchases. Goodwill has been recognized for the amount of the excess of the purchase price over the fair value of the net assets acquired and is accounted for in accordance with SFAS No. 142.
          During February 2005 and 2006, the Predecessor performed an impairment analysis on our goodwill in accordance with SFAS No. 142 and determined that no impairment had occurred.

3.	Related Party Transactions
          The Predecessor has no employees. The employees supporting the Predecessor are employees of Universal Compression Holdings. Services provided by Universal Compression Holdings to the Predecessor include support of the contract compression services provided by the Predecessor to its customers utilizing equipment owned by the Predecessor, such as designing, sourcing, installing, operating, servicing, repairing and maintaining the equipment. Additionally, Universal Compression Holdings provides to the Predecessor centralized corporate functions such as legal, accounting, treasury, insurance administration and claims processing and risk management, health, safety and environmental, information technology, human resources, credit, payroll, taxes and other corporate services and the use of facilities that support these functions. Cost incurred by Universal Compression Holdings on behalf of the Predecessor and that can be directly identified to the Predecessor are included in the Predecessor’s results of operations. Cost incurred by Universal Compression Holdings that are indirectly attributable to the Predecessor and Universal Compression Holdings’ other operations are allocated among the Predecessor and Universal Compression Holdings’ other operations. The allocation methodologies vary based on the nature of the charge and include, among other things, revenue, employee headcount and net assets. Management believes that the allocation methodologies used to allocate indirect cost to it are reasonable.
          The Predecessor purchases new natural gas compression equipment from Universal Compression Holdings and other services related to existing equipment that are capitalized such as overhauls and repackaging. In addition, the Predecessor has transferred used and idle natural gas compression equipment

UNIVERSAL COMPRESSION PARTNERS PREDECESSOR
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
to subsidiaries of Universal Compression Holdings. Such transfers were recorded at historical cost and treated as a decrease in net parent equity.
          The Predecessor’s Balance Sheets contain no cash. All payments made on behalf of the Predecessor, such as direct costs, indirect costs and capital expenditures discussed above, are paid by Universal Compression Holdings and have been recorded as increases in net parent equity. All payments received on behalf of the Predecessor, such as receipts for revenue earned or sales of assets, are received by Universal Compression Holdings and have been recorded as decreases in net parent equity.

4.	Assets Collateralized by Parent Debt
          Universal Compression Holdings has entered into certain debt agreements which utilize the assets of the Predecessor as collateral. Compression equipment of the Predecessor with a carrying value of $262.0 million as of December 31, 2005 has been pledged as collateral for Universal Compression Holdings’ asset-backed securitization operating facility (“ABS Facility”). In addition, Universal Compression Holdings’ senior secured credit facility is secured by substantially all of the assets of the Predecessor (except for the assets pledged to the ABS facility).

5.	Universal Compression Holdings Stock-Based Compensation
          Universal Compression Holdings grants stock options and restricted stock to designated employees. Effective January 1, 2006, Universal Compression Holdings adopted SFAS No. 123R, “Share-Based Payment,” which requires that compensation cost relating to share-based payment transactions be recognized in the financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Prior to 2006, Universal Compression Holdings accounted for stock options in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). Under APB 25, stock option expense was not recognized in net income as the exercise price of stock options granted was equal to the market value of the stock on the date of grant.
          A portion of the stock-based compensation expense incurred by Universal Compression Holdings is an indirect cost allocated to the Predecessor based on factors discussed in Note 3. Universal Compression Holdings adopted SFAS No. 123R utilizing the modified prospective transition method. As a result, prior periods for Universal Compression Holdings’ results of operations have not been restated to reflect the impact of SFAS No. 123R and the Predecessor’s results of operations for periods prior to January 1, 2006 do not reflect the incremental expense that would have been incurred if Universal Compression Holdings had followed the provisions of SFAS No. 123R during those periods. In the first quarter of 2006 (unaudited), the adoption of SFAS No. 123R by Universal Compression Holdings impacted the Predecessor’s results of operation by increasing selling, general and administrative expenses by $0.5 million as compared to the expense that would have been recognized under APB 25.
          The Predecessor’s net income for the twelve months ended March 31, 2004 and 2005, the nine months ended December 31, 2004 (unaudited) and 2005 and the three months ended March 31, 2005 (unaudited) was $92.8 million, $98.0 million, $73.4 million, $84.0 million, and $24.5 million, respectively. If Universal Compression Holdings had adopted SFAS No. 123R for these periods net income would have been $90.5 million, $96.5 million, $72.4 million, $82.6 million and $24.0 million, respectively.

6.	Commitments and Contingencies
          In the ordinary course of business, the Predecessor is involved in various pending or threatened legal actions. In the opinion of management, the amount of ultimate liability, if any, with respect to these actions will not have a material adverse effect on the Predecessor’s financial position, results of operations or cash flows.

UNIVERSAL COMPRESSION PARTNERS PREDECESSOR
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
          In the quarter ended September 30, 2005, the Predecessor’s operations were impacted by two major hurricanes that entered the Gulf of Mexico (Hurricanes Katrina and Rita). Of the Predecessor’s 2.0 million horsepower contract compression fleet, 394 units totaling 212,000 horsepower were located in the paths taken by these hurricanes. The Predecessor had eight units totaling approximately 3,700 horsepower that were lost due to the hurricanes.
          During 2005, the Predecessor maintained insurance coverage of up to $50 million for windstorm, property and flood damage. The deductible for windstorm damage under the Predecessor’s insurance coverage is $1 million per named storm. In addition, most of the Predecessor’s contract compression contracts with customers provide that the customer is responsible for loss of or damage to equipment caused by windstorms and floods and require the customer to maintain physical loss insurance for the replacement cost of the equipment. Of the eight units that were lost, the customers are responsible for maintaining the physical loss insurance. There were a total of nine units, of the 394 units in the hurricanes path, on which the Predecessor is responsible for carrying the physical loss insurance that incurred some damage but were not lost. The cost of repairing these units was primarily incurred in the quarter ended December 31, 2005 and was approximately $0.3 million. The Predecessor believes that the impact of these hurricanes will not have a material adverse impact on its results of operations, financial condition or cash flows.
          The Predecessor has no other commitments or contingent liabilities, which, in the judgment of management, would result in losses that would have a material adverse affect on the Predecessor’s consolidated financial position, results of operations or cash flows.

7.	Selected Quarterly Financial Data (Unaudited)
          Summarized quarterly financial data is as follows (in thousands):

	Three Months Ended

	June 30,	September 30,	December 31,
	2005	2005	2005

	(dollars in thousands)
Nine Months Ended December 31, 2005:
Revenue	$79,672	$81,964	$86,778
Gross profit(1)	34,937	34,722	38,002
Net income	27,584	27,202	29,218

	Three Months Ended

	June 30,	September 30,	December 31,	March 31,
	2004	2004	2004	2005

	(dollars in thousands)
Twelve Months Ended March 31, 2005:
Revenue	$70,973	$73,178	$75,170	$76,918
Gross profit(1)	29,716	30,867	32,213	31,149
Net income	23,514	24,425	25,491	24,540

(1)	Gross profit is defined as revenue less cost of sales and depreciation expense.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Partners of Universal Compression Partners, L.P.:
Houston, Texas
          We have audited the accompanying balance sheet of Universal Compression Partners, L.P. (the “Partnership”), as of June 22, 2006. This financial statement is the responsibility of the Partnership’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
          We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.
          In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Universal Compression Partners, L.P. at June 22, 2006 in conformity with accounting principles generally accepted in the United States of America.
/s/ Deloitte & Touche LLP
Houston, Texas
June 23, 2006

UNIVERSAL COMPRESSION PARTNERS, L.P.
BALANCE SHEET
June 22, 2006

ASSETS
Current Assets
Cash	$1,000

Total assets	$1,000

LIABILITIES AND PARTNERS’ EQUITY
Limited partner’s interest	$980
General partner’s interest	20

Total liabilities and partners’ equity	$1,000

See accompanying note to balance sheet.

UNIVERSAL COMPRESSION PARTNERS, L.P.
NOTE TO BALANCE SHEET

1.	Nature of Operations
          Universal Compression Partners, L.P. (the “Partnership”) is a Delaware limited partnership formed in June 2006, to acquire certain contract compression customer service agreements and related compressor fleet used to service those customers from Universal Compression Partners Predecessor. In order to simplify the Partnership’s obligations under the laws of selected jurisdictions in which the Partnership will conduct business, the Partnership’s activities will be conducted through a wholly-owned operating partnership.
          The Partnership intends to offer 5,500,000 common units, representing limited partner interests, pursuant to a public offering and to concurrently issue 825,000 common units and 6,325,000 subordinated units, representing additional limited partner interests, to Universal Compression, Inc., a direct wholly-owned subsidiary of Universal Compression Holdings, Inc., as well as an aggregate 2% general partner interest in the Partnership and its operating partnership on a consolidated basis to UCO General Partner, LP.
          UCO General Partner, LP, as general partner, contributed $20 and Universal Compression, Inc., as the organizational limited partner, contributed $980 to the Partnership on June 22, 2006. There have been no other transactions involving the Partnership as of June 22, 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Partner of UCO General Partner, LP:
Houston, Texas
          We have audited the accompanying balance sheet of UCO General Partner, LP (the “Partnership”), as of June 22, 2006. This financial statement is the responsibility of the Partnership’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
          We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.
          In our opinion, such balance sheet presents fairly, in all material respects, the financial position of UCO General Partner, LP at June 22, 2006 in conformity with accounting principles generally accepted in the United States of America.
/s/ Deloitte & Touche LLP
Houston, Texas
June 23, 2006

UCO GENERAL PARTNER, LP
BALANCE SHEET
June 22, 2006

ASSETS
Current Assets
Cash	$980.00
Investment in Universal Compression Partners, L.P.	20.00

Total assets	$1,000.00

LIABILITIES AND PARTNERS’ EQUITY
Limited partner’s interest	$999.99
General partner’s interest	0.01

Total liabilities and partners’ equity	$1,000.00

See accompanying note to balance sheet.

UCO GENERAL PARTNER, LP
NOTE TO BALANCE SHEET

1.	Nature of Operations
          UCO General Partner, LP (the “General Partner”) is a Delaware partnership formed in June 2006, to become the general partner of Universal Compression Partners, L.P. (the “Partnership”). The General Partner is an indirect wholly-owned subsidiary of Universal Compression Holdings, Inc. The General Partner owns a 2% general partner interest in the Partnership.
          On June 22, 2006, Universal Compression Holdings, Inc. and its subsidiaries contributed $1,000 to UCO General Partner, LP in exchange for a 100% ownership interest.
          The General Partner has invested $20 in the Partnership. There have been no other transactions involving the General Partner as of June 22, 2006.

APPENDIX B
GLOSSARY OF TERMS
          Adjusted operating surplus: For any period, operating surplus generated during that period is adjusted to:
          (a) decrease operating surplus by:

(1) any net increase in working capital borrowings with respect to that period; and

(2) any net reduction in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; and
          (b) increase operating surplus by:

(1) any net decrease in working capital borrowings with respect to that period; and

(2) any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.
Adjusted operating surplus does not include that portion of operating surplus included in clauses (a)(1) and (a)(2) of the definition of operating surplus.
          Available cash: For any quarter ending prior to liquidation:
          (a) the sum of:

(1) all cash and cash equivalents of Universal Compression Partners, L.P. and its subsidiaries on hand at the end of that quarter; and

(2) all cash or cash equivalents of Universal Compression Partners, L.P. and its subsidiaries on hand on the date of determination of available cash for that quarter resulting from working capital borrowings made after the end of that quarter;
          (b) less the amount of cash reserves established by our general partner to:

(1) provide for the proper conduct of the business of Universal Compression Partners, L.P. and its subsidiaries (including reserves for future capital expenditures and for future credit needs of Universal Compression Partners, L.P. and its subsidiaries) after that quarter;

(2) comply with applicable law or any debt instrument or other agreement or obligation to which Universal Compression Partners, L.P. or any of its subsidiaries is a party or its assets are subject; and

(3) provide funds for minimum quarterly distributions and cumulative common unit arrearages for any one or more of the next four quarters;
provided, however, that our general partner may not establish cash reserves pursuant to clause (b)(3) immediately above unless our general partner has determined that the establishment of reserves will not prevent us from distributing the minimum quarterly distribution on all common units and any cumulative common unit arrearages thereon for that quarter; and
provided, further, that disbursements made by us or any of our subsidiaries or cash reserves established, increased or reduced after the end of that quarter but on or before the date of determination of available cash for that quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining available cash, within that quarter if our general partner so determines.
          Capital account: The capital account maintained for a partner under the partnership agreement. The capital account of a partner for a general partner unit, a common unit, a subordinated unit, an incentive distribution right or any other partnership interest will be the amount which that capital account would be if that common unit, subordinated unit, incentive distribution right or other partnership interest were the only interest in Universal Compression Partners, L.P. held by a partner.
          Capital surplus: All available cash distributed by us from any source will be treated as distributed from operating surplus until the sum of all available cash distributed since the closing of the initial public offering equals the operating surplus as of the end of the quarter before that distribution. Any excess available cash will be deemed to be capital surplus.
          Closing price: The last sale price on a day, regular way, or in case no sale takes place on that day, the average of the closing bid and asked prices on that day, regular way, in either case, as reported in the principal consolidated transaction reporting system for securities listed or admitted to trading on the principal national securities exchange on which the units of that class are listed or admitted to trading. If the units of that class are not listed or admitted to trading on any national securities exchange, the last quoted price on that day. If no quoted price exists, the average of the high bid and low asked prices on that day in the over-the-counter market, as reported by the Nasdaq National Market or any other system then in use. If on any day the units of that class are not quoted by any organization of that type, the average of the closing bid and asked prices on that day as furnished by a professional market maker making a market in the units of the class selected by the our board of directors. If on that day no market maker is making a market in the units of that class, the fair value of the units on that day as determined reasonably and in good faith by our board of directors.
          Common unit arrearage: The amount by which the minimum quarterly distribution for a quarter during the subordination period exceeds the distribution of available cash from operating surplus actually made for that quarter on a common unit, cumulative for that quarter and all prior quarters during the subordination period.
          Current market price: For any class of units listed or admitted to trading on any national securities exchange as of any date, the average of the daily closing prices for the 20 consecutive trading days immediately prior to that date.
          Interim capital transactions: The following transactions if they occur prior to liquidation:
          (a) borrowings, refinancings or refundings of indebtedness and sales of debt securities (other than for working capital borrowings and other than for items purchased on open account in the ordinary course of business) by Universal Compression Partners, L.P. or any of its subsidiaries;
          (b) sales of equity interests by Universal Compression Partners, L.P. or any of its subsidiaries; and
          (c) sales or other voluntary or involuntary dispositions of any assets of Universal Compression Partners, L.P. or any of its subsidiaries (other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and sales or other dispositions of assets as a part of normal retirements or replacements).
          Operating expenditures: All of our cash expenditures and cash expenditures of our subsidiaries, including, without limitation, taxes, reimbursements of our general partner, repayment of working capital borrowings, interest payments and maintenance capital expenditures, subject to the following:
          (a) Payments (including prepayments) of principal of and premium on indebtedness, other than working capital borrowings, will not constitute operating expenditures.
          (b) Operating expenditures will not include:

(1) capital expenditures made for acquisitions or for capital improvements;

(2) payment of transaction expenses relating to interim capital transactions; or

(3) distributions to unitholders.

Where capital expenditures are made in part for acquisitions or for capital improvements and in part for other purposes, our general partner, with the concurrence of the conflicts committee, shall determine the allocation between the amounts paid for each and, with respect to the part of such capital expenditures made for other purposes, the period over which the capital expenditures made for other purposes will be deducted as an operating expenditure in calculating operating surplus.
          Operating surplus: For any period prior to liquidation, on a cumulative basis and without duplication:
          (a) the sum of:

(1) $20.0 million;

(2) all the cash of Universal Compression Partners, L.P. and its subsidiaries on hand as of the closing date of its initial public offering;

(3) all cash receipts of Universal Compression Partners, L.P. and our subsidiaries for the period beginning on the closing date of our initial public offering and ending with the last day of that period, other than cash receipts from interim capital transactions; and

(4) all cash receipts of Universal Compression Partners, L.P. and its subsidiaries after the end of that period but on or before the date of determination of operating surplus for the period resulting from working capital borrowings; less
          (b) the sum of:

(1) operating expenditures for the period beginning on the closing date of our initial public offering and ending with the last day of that period; and

(2) the amount of cash reserves that is established by our general partner to provide funds for future operating expenditures; provided however, that disbursements made (including contributions to a partner of Universal Compression Partners, L.P. and our subsidiaries or disbursements on behalf of a partner of Universal Compression Partners, L.P. and our subsidiaries) or cash reserves established, increased or reduced after the end of that period but on or before the date of determination of available cash for that period shall be deemed to have been made, established, increased or reduced for purposes of determining operating surplus, within that period if our general partner so determines.
          Subordination period: The subordination period will generally extend from the closing of the initial public offering until the first to occur of:
          (a) the first day of any quarter beginning after September 30, 2011 for which:

(1) distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

(2) the adjusted operating surplus generated during each of the three consecutive, non-overlapping four quarter periods, immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the common units and subordinated units that were outstanding during those periods on a fully diluted basis; and

(3) there are no outstanding cumulative common units arrearages.

          (b) the date on which the general partner is removed as our general partner upon the requisite vote by the limited partners under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of the removal, provided, however, subordinated units may additionally convert into common units as described in “Provisions of Our Partnership Agreement Relating to Cash Distributions — Subordination Period — Early Termination of Subordination Period.”

5,500,000 Common Units
Representing Limited Partner Interests

PROSPECTUS

Merrill Lynch & Co.
Lehman Brothers
                         , 2006

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.
          Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the NASD filing fee, the amounts set forth below are estimates.

SEC registration fee	$14,213
NASD filing fee	13,783
NASDAQ listing fee	100,000
Printing and engraving expenses		*
Fees and expenses of legal counsel		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$3,000,000

*	To be provided by amendment.

Item 14.	Indemnification of Officers and Members of Our Board of Directors.
          The section of the prospectus entitled “The Partnership Agreement — Indemnification” discloses that we will generally indemnify officers, directors and affiliates of the general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference. Reference is also made to Section      of the Purchase Agreement filed as an exhibit to this registration statement in which Universal Compression Partners, L.P. and certain of its affiliates will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that may be required to be made in respect of these liabilities. Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever.

Item 15.	Recent Sales of Unregistered Securities.
          On June 22, 2006, in connection with the formation of Universal Compression Partners, L.P. (the “Partnership”), the Partnership issued to (i) UCO General Partner, LP the 2% general partner interest in the Partnership for $20 and (ii) Universal Compression, Inc. the 98% limited partner interest in the Partnership for $980. The issuance was exempt from registration under Section 4(2) of the Securities Act. There have been no other sales of unregistered securities within the past three years.

Item 16.	Exhibits and Financial Statement Schedules.
          (a) Exhibits.
          The following documents are filed as exhibits to this registration statement:

Exhibit
Number			Description

1	.1*	—	Form of Purchase Agreement
3.1		—	Certificate of Limited Partnership of Universal Compression Partners, L.P.
3	.2*	—	Form of Amended and Restated Limited Partnership Agreement of Universal Compression Partners, L.P. (included as Appendix A to the Prospectus and including specimen unit certificate for the common units)
3.3		—	Certificate of Partnership of UCO General Partner, LP
3	.4*	—	Form of Amended and Restated Limited Partnership Agreement of UCO General Partner, LP
3.5		—	Certificate of Formation of UCO GP, LLC
3	.6*	—	Form of Amended and Restated Limited Liability Company Agreement of UCO GP, LLC
5	.1*	—	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered
8	.1*	—	Opinion of Vinson & Elkins L.L.P. relating to tax matters
10	.1*	—	Form of Term Loan Credit Agreement
10	.2*	—	Form of Revolving Credit Agreement
10	.3*	—	Universal Compression Partners, L.P. Long-Term Incentive Plan
10	.4*	—	Form of Contribution, Conveyance and Assumption Agreement
10	.5*	—	Form of Unit Option Grant
10	.6*	—	Form of Omnibus Agreement
21	.1*	—	List of Subsidiaries of Universal Compression Partners, L.P.
23.1		—	Consent of Deloitte & Touche LLP
23	.2*	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)
23	.3*	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)
24.1		—	Powers of Attorney (contained on the signature page)

*	To be filed by amendment.
          (b) Schedule II — Valuation and Qualifying Accounts
UNIVERSAL COMPRESSION PARTNERS PREDECESSOR
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

	Balance at	Charged to		Balance at
	Beginning	Costs and	Collections/	Close of
Item	of Period	Expenses(1)	Deductions(2)	Period

	(dollars in thousands)
December 31, 2005 Allowance for doubtful accounts	$401	$241	$125	$767
March 31, 2005 Allowance for doubtful accounts	$693	$163	$(455)	$401
March 31, 2004 Allowance for doubtful accounts	$1,918	$169	$(1,394)	$693

(1)	Amounts accrued for uncollectibility

(2)	Uncollectible accounts written off, net of recoveries

Item 17.	Undertakings.
          The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
          The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
          The registrant undertakes to send to each limited partner at least on an annual basis a detailed statement of any transactions with UCO GP, LLC or its affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to UCO GP, LLC or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.
          The registrant undertakes to provide to the limited partners the financial statements required by Form 10-K for the first full fiscal year of operations of the partnership.

SIGNATURES
          Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on June 27, 2006.

Universal Compression Partners, L.P.

By:	UCO GENERAL PARTNER, LP

its General Partner

By:	UCO GP, LLC

its General Partner

By:	/s/ Stephen A. Snider

Name: Stephen A. Snider
Title: President and Chief Executive Officer
          Each person whose signature appears below appoints Stephen A. Snider, Ernie L. Danner, J. Michael Anderson, Daniel K. Schlanger and D. Bradley Childers, and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them of their or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.
          Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Stephen A. Snider Stephen A. Snider	President and Chief Executive Officer and Chairman (Principal Executive Officer)	June 27, 2006

/s/ Daniel K. Schlanger Daniel K. Schlanger	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	June 27, 2006

/s/ Kenneth R. Bickett Kenneth R. Bickett	Vice President and Controller (Principal Accounting Officer)	June 27, 2006

INDEX

Exhibit
Number			Description

1	.1*	—	Form of Purchase Agreement
3.1		—	Certificate of Limited Partnership of Universal Compression Partners, L.P.
3	.2*	—	Form of Amended and Restated Limited Partnership Agreement of Universal Compression Partners, L.P. (included as Appendix A to the Prospectus and including specimen unit certificate for the common units)
3.3		—	Certificate of Partnership of UCO General Partner, LP
3	.4*	—	Form of Amended and Restated Limited Partnership Agreement of UCO General Partner, LP
3.5		—	Certificate of Formation of UCO GP, LLC
3	.6*	—	Form of Amended and Restated Limited Liability Company Agreement of UCO GP, LLC
5	.1*	—	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered
8	.1*	—	Opinion of Vinson & Elkins L.L.P. relating to tax matters
10	.1*	—	Form of Term Loan Credit Agreement
10	.2*	—	Form of Revolving Credit Agreement
10	.3*	—	Universal Compression Partners, L.P. Long-Term Incentive Plan
10	.4*	—	Form of Contribution, Conveyance and Assumption Agreement
10	.5*	—	Form of Unit Option Grant
10	.6*	—	Form of Omnibus Agreement
21	.1*	—	List of Subsidiaries of Universal Compression Partners, L.P.
23.1		—	Consent of Deloitte & Touche LLP
23	.2*	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)
23	.3*	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)
24.1		—	Powers of Attorney (contained on the signature page)

*	To be filed by amendment.